As filed with the Securities and Exchange Commission on March 22, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AFFIRMATIVE INSURANCE HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6331	75-2770432
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

(972) 728-6300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Timothy A. Bienek

Executive Vice President and Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

(972) 728-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John W. McCullough Vice President and Associate General Counsel Vesta Insurance Group, Inc. 3760 River Run Drive Birmingham, Alabama 35243 (205) 970-7000	James F. Hughey, Jr. Balch & Bingham LLP 1901 Sixth Avenue North Suite 2600 Birmingham, Alabama 35203 (205) 251-8100	Brian J. Fahrney Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$258,750,000	$32,784

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                      , 2004

            Shares

Common Stock

$         per share

•	Affirmative Insurance Holdings, Inc. is offering shares and the selling stockholders are offering shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

•	We anticipate that the initial public offering price will be between $ and $ per share.
•	This is our initial public offering and no public market currently exists for our shares.

•	Proposed trading symbol: Nasdaq National Market — AFFM

This investment involves risk. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Affirmative Insurance Holdings, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us and              additional shares of common stock from the selling stockholders to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

William Blair & Company

Sandler O’Neill & Partners, L.P.

The date of this prospectus is                     , 2004.

[INSIDE FRONT COVER ARTWORK]

[Graphic represents map of the United States, with three groups of states shaded to indicate (1) those states in which we distribute policies through our retail stores and independent agencies; (2) those states in which we distribute policies solely through independent agencies; and (3) those states in which we distribute policies solely through unaffiliated underwriting agencies.

Graphic also indicates each DMA® in which we operate retail stores and identifies the corresponding retail brand by logo.]

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

Unless otherwise indicated or the context otherwise requires, in this prospectus:

•	references to “Affirmative,” “we,” “us” and “our” mean Affirmative Insurance Holdings, Inc. and its subsidiaries, collectively;

•	references to “Vesta” mean Vesta Insurance Group, Inc. and its subsidiaries, collectively;

•	references to “our insurance companies” mean Affirmative Insurance Company and Insura Property & Casualty Insurance Company, collectively;

•	references to “our underwriting agencies” mean A-Affordable Managing General Agency, Inc., American Agencies General Agency, Inc., Affirmative Insurance Services, Inc. and Space Coast Underwriters Insurance Agency, Inc., collectively;

•	references to “our retail agencies” mean the various legal entities operating our retail agency business under our A-Affordable®, Driver’s ChoiceSM, InsureOne® and Yellow Key® brands, collectively;

•	insurance industry data and our market share or ranking in the industry were derived from the most current data compiled by A.M. Best Company, Inc., which we refer to as “A.M. Best;” and

•	the term “DMA®” is a registered trademark of Nielsen Media Research, Inc., which we refer to as “Nielsen.”

ii

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the consolidated financial statements and related notes included in this prospectus.

Business of Affirmative Insurance Holdings, Inc.

We are a growing producer and provider of non-standard automobile insurance policies to individual consumers in highly targeted geographic markets. Non-standard personal automobile insurance policies provide coverage to drivers who find it difficult to obtain insurance from standard insurance companies due to their lack of prior insurance, age, driving record, limited financial resources or other factors. These policies generally require higher premiums than standard policies for comparable coverage. We currently offer our products and services in selected markets within 11 states, including Texas, Illinois and California. Based upon information from A.M. Best, the 11 states in which we operate collectively represent approximately 50.0% of the non-standard personal automobile insurance market, or approximately $15.8 billion in direct premiums written in 2002.

Our business is led by a group of seasoned insurance professionals with significant expertise and experience in acquiring, integrating, building and managing non-standard personal automobile insurance operations. Between 2001 and 2003, our operations consisted of underwriting and retail agencies that produced non-standard personal automobile insurance policies for various insurance companies, including those of our ultimate parent, Vesta Insurance Group, Inc. During this period, our total agency revenues grew from $6.2 million to $147.1 million, and our total agency pretax income grew from a loss of $3.1 million to pretax income of $20.9 million. Substantially all of this growth was achieved through the acquisition of six regionally-branded underwriting agencies and/or retail agencies in 2001 and 2002, coupled with our post-acquisition implementation of disciplined underwriting, pricing and claims practices.

For periods prior to December 31, 2003, we also managed Vesta’s non-standard personal automobile insurance business, or the NSA Business, and Vesta reported the financial results of this business in a separate financial reporting segment. As of December 31, 2003, Vesta transferred to us two insurance companies and all future economic interest in the NSA Business. From 2001 to 2003, Vesta reported that the total revenues for the NSA Business grew from $14.6 million to $192.3 million, net premiums earned grew from $10.2 million to $167.4 million and pretax income grew from $3.9 million to $9.2 million.

We believe the keys to our past profitability and our long-term success are our ability to deploy and manage multiple distribution channels and our flexible operating model. Our operations are comprised of three distinct components:

•	Insurance companies, which possess the insurance licenses and capital necessary to issue insurance policies;

•	Underwriting agencies, which supply centralized infrastructure and personnel required to design and service insurance policies that are distributed through retail agencies; and

•	Retail agencies, which provide multiple points of sale under established local brands with personnel licensed and trained to sell insurance policies to individual consumers.

We own two insurance companies, four underwriting agencies and four branded retail agencies with 140 retail store locations serving Illinois, Texas, Missouri, Indiana and South Carolina. These three operating components often function as a vertically integrated unit, capturing all of the premiums, and associated risk, and commissions and fees generated from the sale of each insurance policy. However, each of these components also works with unaffiliated entities on an unbundled basis, either functioning independently or in conjunction with one or both of the other two components. We believe that this flexible operating structure allows us to maximize sales penetration and profitability through various industry cycles better than if we employed a single, vertically integrated operating model.

Our historical revenues consisted primarily of commissions and fees earned by our underwriting agencies for premiums they produced. Beginning January 1, 2004, our revenues will also include net premiums earned by our insurance companies. We measure the total gross premiums written from which we derive either of these components of revenue as our Total Controlled Premium. The following table displays our Total Controlled Premium by distribution channel for the year ended December 31, 2003:

	Total Controlled Premium	% of Total
	(dollars in millions)
Our underwriting agencies:
Our retail stores	$117.9	30.6%
Independent agencies	157.3	40.8
Unaffiliated underwriting agencies	110.5	28.6

Total	$385.7	100.0%

Of this Total Controlled Premium of $385.7 million, approximately $324.8 million, comprising 100.0% of the NSA Business, was written or reinsured by Vesta’s insurance companies, and approximately $60.9 million was written by Old American County Mutual Fire Insurance Company, an unaffiliated insurance company, and reinsured by unaffiliated reinsurers.

In addition to contributing to our Total Controlled Premium, our retail stores also sell non-standard personal automobile insurance policies, complementary insurance products and ancillary non-insurance products on behalf of third parties for which we receive commissions and fees. During 2003, our retail stores collected approximately $7.6 million from third parties for the sale of such policies and products.

Our retail stores are operated under four brand names — A-Affordable®, Driver’s ChoiceSM, InsureOne®, and Yellow Key® — each of which was developed over a significant period of time by its previous owners. In contrast to the traditional state-by-state marketing approach that is common practice in our industry, we have adopted a more targeted approach using Nielsen’s designated market area, or DMA®, as the fundamental marketing focus in our retail operation. A DMA® is a geographically distinct region, often a city and its surrounding metropolitan area, that Nielsen defines based on its analysis of mutually exclusive television viewing areas. We believe that segmenting our geographic markets into DMAs® facilitates the concentration of our advertising and brand support activities, allowing us to more cost-effectively manage and leverage each regional brand.

Our Strengths

Our mission is to create and sustain superior returns for our stockholders throughout industry cycles. We believe we have developed certain strengths that help us achieve our mission, including:

•	Return-on-equity focused culture. Our corporate culture instills a rigorous, data-driven, return-on-equity discipline on all of our business units and functional areas;

•	Underwriting discipline. Our underwriting practices employ highly-developed pricing segmentation, product differentiation and frequent competitive market analysis that allow us to modify our pricing and product design to respond quickly to market conditions;

•	Flexible operating model. Our operating model allows us the flexibility to integrate or unbundle our products and services over multiple distribution channels to better manage our business through industry cycles;

•	Strong retail branding. We believe our retail agencies are among the most recognized brands in each of their respective markets, providing us a competitive advantage and enabling us to better attract customers;

•	Effective claims handling techniques. We are focused on best practices claims handling processes that are regularly measured, audited and upgraded;

•	Acquisition expertise. Our management team’s significant experience and expertise in identifying, acquiring and integrating non-standard personal automobile insurance operations expand our opportunities in a highly fragmented industry;

•	Metrics-driven, analytical management approach. We believe that all aspects of our operation are best managed with a metrics-driven approach that bases our decisions on a continual measurement and analysis of pertinent and specific data; and

•	Experienced management team. Our executive management team has an average of 17 years of experience in the insurance industry and an average of 11 years of experience focusing on the non-standard personal automobile insurance industry.

Our Growth Strategy

Our growth strategy, which is driven by a strong commitment to organic growth complemented by acquisition activity, is comprised of the following:

•	Increase sales through existing retail stores. We intend to expand brand awareness and sales at our retail stores through the extension of our targeted advertising initiatives;

•	Open new retail stores. We plan to open new retail stores to increase our penetration in current DMAs® and extend our brands into new DMAs®;

•	Leverage and develop independent agency relationships. We will continue to deepen our relationships with our existing network of approximately 1,800 independent agencies and develop new relationships with other independent agencies to expand our distribution network both within our existing markets and in new markets;

•	Expand and establish relationships with unaffiliated insurance companies and underwriting agencies. We intend to expand existing relationships and establish new relationships with unaffiliated insurance companies and underwriting agencies to increase the volume of premiums that we produce or underwrite;

•	Offer additional complementary and ancillary products. We will opportunistically broaden or change our complementary and ancillary product offerings to meet our customers’ needs; and

•	Engage in acquisitions. We will continue to identify and evaluate acquisition prospects in new DMAs® and, to a more limited extent, in our existing DMAs® to the extent we believe they will strengthen our geographic presence or brand awareness in a cost-effective manner.

Our Formation and Separation from Vesta Insurance Group, Inc.

We were incorporated in Delaware on June 25, 1998. From inception through 2000, former management pursued a strategy to distribute and underwrite non-standard personal automobile insurance through the Internet and a related call center. In December 2000, Vesta Insurance Group, Inc. acquired a controlling interest in us and hired Thomas E. Mangold, our current Chief Executive Officer, to wind down prior operations and implement our current strategy. Between December 2000 and the date of this prospectus, Vesta increased its ownership in us to its current level of 98.1% of our issued and outstanding capital stock.

In preparation for this offering, we and Vesta engaged in several transactions to transfer the non-standard personal automobile insurance underwriting operations of Vesta to us. Effective December 31, 2003, we acquired 100.0% of the stock of our two insurance companies — Affirmative Insurance Company and Insura Property & Casualty Insurance Company — from Vesta in exchange for shares of our common stock. We accounted for our acquisition of our two insurance companies as a pooling of interests. Accordingly, our audited consolidated financial statements included in this prospectus reflect our historical results of operations and the results of Affirmative Insurance Company and Insura, on a combined basis, as if this transaction had been consummated prior to the periods presented. However, because these companies historically ceded 100.0% of their premiums, losses and loss adjustment expenses to Vesta’s lead insurer, Vesta Fire Insurance Corporation, our historical insurance company segment results of operations include only certain revenues, primarily policy fees, that were not ceded to Vesta Fire and do not include the historical underwriting results of operations related to the policies written by these insurance companies. As a result, we include supplemental information regarding Vesta’s non-standard underwriting segment in this prospectus beginning on page 44, which reflects the historical financial results of operations of the NSA Business for the years ended December 31, 2003, 2002 and 2001.

Also effective December 31, 2003, Vesta restructured its internal reinsurance arrangements relating to non-standard personal automobile insurance policies. This reinsurance restructuring effectively transferred to Affirmative Insurance Company and Insura all of the losses and loss adjustment expenses that occur after December 31, 2003, and all premiums earned after that date, on the NSA Business. Vesta retained all loss and loss adjustment expense reserves as of December 31, 2003 related to the NSA Business and remains liable for any losses and allocated loss adjustment expenses associated with this business that occurred on or prior to December 31, 2003. We anticipate that we will complete the process of transitioning the writing of all new and renewal non-standard personal automobile insurance business written by Vesta’s other insurance company subsidiaries to our insurance companies during 2004, after which time all new and renewal policies will be issued by our insurance companies.

Our audited consolidated balance sheet as of December 31, 2003 reflects the impact of this reinsurance restructuring. However, because we have determined that this restructuring of Vesta’s internal reinsurance does not constitute a business combination within the meaning of Statement of Financial Accounting Standards No. 141, Business Combinations, our audited consolidated statements of operations included in this prospectus do not include any underwriting results of the NSA Business. The underwriting results of the NSA Business will be reflected in our audited consolidated statements of operations in future periods commencing January 1, 2004.

Risk Factors

An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page 8.

Office Location

Our principal executive office is located at 4450 Sojourn Drive, Suite 500, Addison, Texas 75001, and our telephone number is (972) 728-6300. Our website address is www.affirmativeholdings.com. The information found on our website is not, however, a part of this prospectus and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

The Offering

Common stock offered:

By Affirmative Insurance Holdings, Inc.	shares

By selling stockholders	shares

Total	shares

Common stock outstanding after the offering	shares

Offering price	$ per share

Use of proceeds	We intend to contribute $ million of the net proceeds that we receive from this offering to our insurance companies, which will increase their statutory surplus. This additional capital will permit us to reduce our reinsurance purchases and retain more gross premiums written over time. We intend to use the remainder of the net proceeds for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by selling stockholders.

Proposed Nasdaq National Market symbol	AFFM

Dividend policy	We currently expect to pay an annual dividend of $ per share of our common stock payable on a quarterly basis. The payment of dividends will be at the discretion of our board of directors.

The number of shares of our common stock outstanding after this offering excludes:

•	shares of common stock issuable upon exercise of outstanding options, including options granted under our 1998 Omnibus Incentive Plan, at a weighted average exercise price of $ per share; and

•	additional shares of common stock reserved for future grants under our 2004 Stock Incentive Plan, of which shares will be issuable upon the exercise of options granted at the time of this offering at an exercise price equal to the initial public offering price.

Unless otherwise stated, all information in this prospectus:

•	assumes that the underwriters have not exercised their over-allotment option to purchase up to shares of common stock;

•	assumes no outstanding options have been exercised since December 31, 2003; and

•	has been adjusted to reflect a -for-one split of our common stock, effected through a stock dividend that occurred on , 2004.

Summary Financial Information

The following table provides a summary of our historical consolidated financial and operating data as of the dates and for the periods indicated. We derived the summary historical data as of December 31, 2003 and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements included in this prospectus. The following table also includes unaudited pro forma financial information about how the transfer to us by Vesta of all economic interests in the NSA Business beginning January 1, 2004 may have affected our net income if the results of the NSA Business had been combined for the year ended December 31, 2003. Such unaudited pro forma financial information does not necessarily reflect the results of operations that may have actually resulted had the transfer of the NSA Business to us occurred prior to the year ended December 31, 2003, and should not be taken as necessarily indicative of our future results of operations. In conjunction with this summary and in order to more fully understand this summary financial information, you should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included in this prospectus, as well as “Unaudited Pro Forma Financial Information.”

	Years Ended December 31,
	2003	2002	2001
			(predecessor basis)(1)
	(in thousands, except share and per share data)
Statement of Operations Data:(2)
Revenues:
Commissions and fees	$103,946	$84,907	$5,802
Net investment income	189	484	1,645
Realized gains	449	—	844
Other income	—	—	77

Total revenues	104,584	85,391	8,368
Expenses:
Commission expense	15,868	17,750	883
Employee compensation and benefits	37,088	31,721	4,487
Operating expenses	16,417	9,520	3,945
Other expenses	4,378	3,372	821

Total expenses	73,751	62,363	10,136
Net income (loss) before income taxes, minority interest and equity in unconsolidated subsidiaries	30,833	23,028	(1,768)
Income tax expense	11,025	8,610	608
Minority interest, net of income taxes	403	703	74
Equity interest in unconsolidated subsidiaries, net of income taxes	348	—	—

Net income (loss)	$19,057	$13,715	$(2,450)

Net income (loss) per share:
Basic
Diluted
Book value per share
Weighted average shares:
Basic
Diluted

Pro forma net income (loss)	$18,467
Pro forma net income (loss) per share:
Basic
Diluted

footnotes on following page

	As of December 31, 2003
	Actual	Adjusted(3)
	(in thousands)
Balance Sheet Data:
Total assets	$314,579	$
Notes payable	10,020
Total liabilities	201,202
Total stockholders’ equity	113,377

(1)	On December 28, 2001, Vesta’s ownership interest increased to 92% of the voting power of our capital stock. At that time, we adopted push down accounting. Our statement of operations data for the year ended December 31, 2001 is presented above on our historical basis, as push down accounting was not appropriate prior to December 28, 2001 and no material adjustments exist for the period from December 28, 2001 to December 31, 2001. See Note 2 to our consolidated financial statements on page F-8 of this prospectus.
(2)	Prior to acquiring our insurance companies effective December 31, 2003, our continuing operations were comprised of our non-standard personal automobile insurance underwriting and retail agency operations. The business written by our insurance companies was 100.0% reinsured by Vesta Fire in accordance with a quota share reinsurance agreement. As a result of this internal reinsurance, the historical financial statements of Affirmative Insurance Company and Insura include only certain revenues, primarily policy fees that were not ceded to Vesta Fire.
(3)	The historical consolidated balance sheet as of December 31, 2003, as adjusted, gives effect to the sale of shares of our common stock by us in this offering at an assumed initial public offering price of $ per share.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock.

Risks Related to Affirmative Insurance Holdings, Inc.

Because of our significant concentration in non-standard personal automobile insurance, our profitability may be adversely affected by negative developments and cyclical changes in that industry.

Substantially all of our gross premiums written and commission and fee income is generated from sales of non-standard personal automobile insurance policies. As a result of our concentration in this line of business, negative developments in the business, economic, competitive or regulatory conditions affecting the non-standard personal automobile insurance industry could have a negative effect on our profitability and would have a more pronounced effect on us compared to more diversified companies. Examples of such negative developments are increasing trends in automobile repair costs, automobile parts costs, used car prices, medical care expenses and increased regulation, as well as increased litigation of claims and higher levels of fraudulent claims. All of these events can result in reduced profitability. In addition, the non-standard personal automobile insurance industry historically is cyclical in nature, characterized by periods of severe price competition and excess underwriting capacity followed by periods of high premium rates and shortages of underwriting capacity. These fluctuations in the non-standard personal automobile insurance business cycle may negatively impact our profitability.

Intense competition could adversely affect our profitability.

The non-standard personal automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. Our insurance companies compete with other insurance companies that sell non-standard personal automobile insurance policies through independent agencies as well as with insurance companies that sell such policies directly to their customers. Our retail agencies and independent agencies that sell our insurance products compete both with these direct writers and with other independent agencies. Therefore, our competitors are not only large national insurance companies, but also smaller regional insurance companies and independent agencies. Some of our competitors have substantially greater financial and other resources than we have and may offer a broader range of products or competing products at lower prices. In addition, given the current favorable pricing conditions, existing competitors may attempt to increase market share by lowering rates and new competitors may enter this market, particularly larger insurance companies that do not presently write non-standard personal automobile insurance. In this environment, we may experience a reduction in our underwriting margins or sales of our insurance policies may decrease as individuals purchase lower-priced products from other insurance companies. A loss of business to competitors offering similar insurance products at lower prices or having other competitive advantages could negatively affect our revenues and profitability.

Our success depends on our ability to price accurately the risks we underwrite.

The results of our operations and the financial condition of our insurance companies depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. In order to price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques; and

•	changes in legal standards, claim settlement practices, medical care expenses and automobile repair costs.

Consequently, we could underprice risks, which would negatively affect our profit margins, or we could overprice risks, which could reduce our sales volume and competitiveness. In either event, the profitability of our insurance companies could be materially and adversely affected.

If our actual losses and loss adjustment expenses exceed our gross loss and loss adjustment expense reserves, we will incur a charge to earnings.

We maintain reserves to cover our estimated ultimate liability for losses and related loss adjustment expenses for both reported and unreported claims on insurance policies issued by our insurance companies. The establishment of appropriate reserves is an inherently uncertain process, involving actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of claims based on historical claims information, estimates of future trends in claims severity and other variable factors such as inflation. Due to the inherent uncertainty of estimating reserves, it has been necessary, and will continue to be necessary, to revise estimated future liabilities as reflected in our reserves for claims and related expenses.

Before Vesta transferred our insurance companies to us effective December 31, 2003, these insurance companies had ceded 100.0% of the business that they wrote to Vesta Fire Insurance Corporation, a wholly owned subsidiary of Vesta, as part of an intercompany reinsurance agreement. As a result, while our gross loss and loss adjustment expense reserves totaled approximately $58.5 million as of December 31, 2003, our net loss and loss adjustment expense reserves were zero as of that date. In connection with the acquisition of our insurance companies from Vesta, this intercompany reinsurance agreement was terminated as of December 31, 2003, and our insurance companies began accruing loss and loss adjustment expense reserves subject only to third-party reinsurance arrangements. Although Vesta Fire remains liable for all of our losses and loss adjustment expenses occurring on or prior to December 31, 2003 on policies issued by our insurance companies, we are subject to primary liability with respect to these policies. Consequently, if Vesta Fire cannot satisfy its obligations to us, we must ultimately pay losses and loss adjustment expenses for which we have no corresponding reserves.

We cannot be sure that our ultimate losses and loss adjustment expenses will not materially exceed our reserves. To the extent that our reserves prove to be inadequate in the future, we would be required to increase our reserves for losses and loss adjustment expenses and incur a charge to earnings in the period during which such reserves are increased, which could have a material and adverse impact on our financial condition and results of operations. In addition, we have a limited history in establishing reserves, and the historic development of our reserves for losses and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts.

We may be unable to reduce our risk and increase our underwriting capacity through reinsurance arrangements.

We use reinsurance to attempt to limit the risks associated with our insurance policies and increase the underwriting capacity of our insurance companies. Qualifying reinsurance increases the underwriting capacity of our insurance companies by decreasing their aggregate net liability on the reinsured policies for insurance regulatory purposes. The gross premiums written that were ceded to unaffiliated reinsurers on the NSA Business for the year ended December 31, 2003 were $145.3 million, or 44.7%, of the gross premiums written.

The availability, cost and structure of reinsurance protection is subject to prevailing market conditions, which are outside our control. Poor conditions in the reinsurance market could cause us to retain more risk than we would otherwise desire to retain or reduce our volume of business, either of which could impact our profitability.

In addition, in order for our reinsurance contracts to qualify for reinsurance accounting and thereby provide the additional underwriting capacity we desire, the reinsurer must, among other things, assume significant risk and have a reasonable possibility of a significant loss. If state insurance regulators deem that our existing or future reinsurance contracts do not meet these criteria, we would not receive credit for the reinsurance and would not be able to increase our ability to write business based on this reinsurance.

If our reinsurers do not pay our claims in a timely manner, we may incur losses.

Although our reinsurers are liable to us to the extent we transfer risk to the reinsurers, we remain ultimately liable to our policyholders on all risks reinsured. Consequently, if any of our reinsurers cannot pay their reinsurance obligations, or dispute these obligations, we remain liable to pay the claims of our policyholders. In addition, our reinsurance agreements are subject to specified contractual limits on the amounts and types of losses covered, and we do not have reinsurance coverage to the extent our losses exceed those limits or are not of the type reinsured. As of December 31, 2003, we had a total of $94.5 million of receivables from reinsurers. Our largest receivable from a single reinsurer was $87.6 million from Vesta Fire and certain of Vesta’s insurance company affiliates. Vesta Fire and its affiliates currently maintain a financial strength rating of “B” (Fair) from A.M. Best, which is the seventh highest of 15 rating levels, and is currently under review by A.M. Best with negative implications. According to A.M. Best, “B” ratings are assigned to insurers that have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. If any of our reinsurers are unable or unwilling to pay amounts they owe us in a timely fashion, we could suffer a significant loss which would have a material adverse effect on our business and results of operations.

Because we intend to reduce our use of quota share reinsurance, we will retain more risk, which could result in losses.

We currently use quota share reinsurance primarily to increase our underwriting capacity and to reduce our exposure to losses. Quota share reinsurance is a form of pro rata reinsurance arrangement in which the reinsurer participates in a specified percentage of the premiums and losses on every risk that comes within the scope of the reinsurance agreement in return for a portion of the corresponding premiums. After the closing of this offering, we intend to reduce, but not eliminate, our use of quota share reinsurance. As a result, we will retain and earn more of the premiums we write, but we will also retain more of the related losses. Reducing our use of quota share reinsurance will increase our risk and exposure to such losses, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to comprehensive regulation that may restrict our ability to earn profits.

We are subject to comprehensive regulation and supervision by government agencies in Illinois, the state in which our insurance company subsidiaries are domiciled, as well as in the states where our subsidiaries sell insurance products, issue policies and handle claims. Certain states impose restrictions or require prior regulatory approval of certain corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. These regulations provide safeguards for policyowners and are not intended to protect the interests of stockholders. Our ability to comply with these laws and regulations and to obtain necessary regulatory action in a timely manner is and will continue to be critical to our success.

•	Required licensing. We operate under licenses issued by various state insurance authorities. If a regulatory authority denies or delays granting a new license, our ability to enter that market quickly or offer new insurance products in that market might be substantially impaired.

•	Transactions between insurance companies and their affiliates. Transactions between our insurance companies and their affiliates generally must be disclosed to state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

•	Regulation of insurance rates and approval of policy forms. The insurance laws of most states in which we operate require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. Accordingly, our ability to respond to market developments or increased costs in that state can be adversely affected.

•	Restrictions on cancellation, non-renewal or withdrawal. Many states have laws and regulations that limit an insurance company’s ability to exit a market. For example, certain states limit an automobile insurance company’s ability to cancel or not renew policies. Some states prohibit an insurance company from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. These laws and regulations could limit our ability to exit or reduce our writings in unprofitable markets or discontinue unprofitable products in the future.

•	Other regulations. We must also comply with regulations involving, among other things:

—	the use of non-public consumer information and related privacy issues;

—	the use of credit history in underwriting and rating;

—	limitations on the ability to charge policy fees;

—	limitations on types and amounts of investments;

—	the payment of dividends;

—	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

—	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

—	reporting with respect to financial condition; and

—	periodic financial and market conduct examinations performed by state insurance department examiners.

Compliance with laws and regulations addressing these and other issues often will result in increased administrative costs. In addition, these laws and regulations may limit our ability to underwrite and price risks accurately, prevent us from obtaining timely rate increases necessary to cover increased costs and may restrict our ability to discontinue unprofitable relationships or exit unprofitable markets. These results, in turn, may adversely affect our profitability or our ability or desire to grow our business in certain jurisdictions. The failure to comply with these laws and regulations may also result in actions by regulators, fines and penalties, and in extreme cases, revocation of our ability to do business in that jurisdiction. In addition, we may face individual and class action lawsuits by our insureds and other parties for alleged violations of certain of these laws or regulations.

Regulation may become more extensive in the future, which may adversely affect our business.

We cannot assure you that states will not make existing insurance-related laws and regulations more restrictive in the future or enact new restrictive laws. New or more restrictive regulation in any state in which we conduct business could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. In such events, we may seek to reduce our writings in, or to withdraw entirely from, these states. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. We are unable to predict whether and to what extent new laws and regulations that would affect our business will be adopted in the future, the timing of any such adoption and what effects, if any, they may have on our operations, profitability and financial condition.

For example, in 2003, legislation was passed in Texas that has been described as comprehensive insurance reform affecting the homeowners and automobile insurance business. With respect to non-standard personal automobile insurance, the most significant provisions provide for additional rate regulation and limitations on the use of credit scoring and territorial distinctions in underwriting and rating risks. In the fiscal year ended December 31, 2003, approximately 28.5% of our Total Controlled Premium was written on policies issued to customers in Texas. Currently, all of these policies are written by Old American, a Texas county mutual insurance company. We and many of our competitors contract with Texas county mutual insurance companies primarily because these entities historically have not been subject to state rate regulation applicable to other insurance companies. Although the new reforms are significant, the primary rate regulation provisions do not apply directly to our business in Texas due to an exemption that applies to certain county mutual insurance companies, including Old American. However, because the Texas Commissioner of Insurance has been given broader rulemaking authority under the new law, we cannot determine the ultimate impact this legislation will have on our business until certain rules are developed by the Commissioner. Any rule changes that would bring the regulation of county mutual insurance companies more closely in line with the regulation of other property and casualty insurance companies conducting business in Texas would likely increase our regulatory costs and reduce our rate flexibility, which could make our relationship with Old American less profitable and prompt us to change the way we underwrite risk in Texas.

Our insurance companies are subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Our insurance companies are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of their state of domicile, Illinois. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or NAIC, require our insurance companies to report their results of risk-based capital calculations to state departments of insurance and the NAIC.

Any failure by one of our insurance companies to meet the applicable risk-based capital or minimum statutory capital requirements imposed by the laws of Illinois or other states where we do business could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do. As of December 31, 2003 the capital ratios of both of our insurance companies exceeded the highest level for regulatory action under the risk-based capital guidelines.

Our failure to pay claims accurately could adversely affect our business, financial results and capital requirements.

We must accurately evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately, including the training and experience of our claims representatives, the culture of our claims organization and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results.

In addition, if we do not train new claims employees effectively or if we lose a significant number of experienced claims employees, our claims department’s ability to handle an increasing workload as we grow could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, we could suffer decreased quality of claims work, which in turn could lower our operating margins.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be hindered.

Our success depends in part upon the continued services of our key executives, including Thomas E. Mangold, Chief Executive Officer, President and Chairman of the Board of Directors; M. Sean McPadden, Executive Vice President; Katherine C. Nolan, Executive Vice President; and Timothy A. Bienek, Executive Vice President and Chief Financial Officer. We have entered into employment agreements with Mr. Mangold, Mr. McPadden, Ms. Nolan and Mr. Bienek, as described in “Management — Employment Agreements with Executive Officers,” which we expect will become effective upon the closing of this offering. We do not have key person insurance on the lives of any of our executive officers. Our success will also depend on our ability to attract and retain additional executives and personnel. The loss of any of our officers or other key personnel or our inability to recruit and retain qualified personnel could prevent us from fully implementing our business strategies and could materially and adversely affect our business, growth and profitability.

We may encounter difficulties in implementing our strategies of expanding into new markets and acquiring agencies.

Our growth strategy includes expanding into new geographic markets, introducing additional insurance and non-insurance products and acquiring the business and assets of underwriting and retail agencies. Our future growth will face risks, including risks associated with our ability to:

•	obtain necessary licenses;

•	properly design and price our products;

•	identify, hire and train new claims and sales employees;

•	identify agency acquisition candidates; and

•	assimilate and integrate the operations, personnel, technologies, products and information systems of the acquired companies.

We may also encounter difficulties in connection with implementing our growth strategy, including unanticipated expenditures, damaged or lost relationships with customers and independent agencies and contractual, intellectual property or employment issues relating to companies we acquire. In addition, our growth strategy may require us to enter into a geographic or business market in which we have little or no prior experience.

Further, any potential agency acquisitions may require significant capital outlays, and if we issue equity or convertible debt securities to pay for an acquisition, these securities may have rights, preferences or privileges senior to those of our common stockholders or the issuance may be dilutive to our existing stockholders. Once agencies are acquired, we could suffer increased costs, disruption of our business and distraction of our management if we are unable to smoothly integrate the agencies into our operations. Our expansion will also continue to place significant demands on our management, operations, systems, accounting, internal controls and financial resources. Any failure by us to manage our growth and to respond to changes in our business could have a material adverse effect on our business and profitability and could cause the price of our common stock to decline.

Our financial results may be adversely affected by conditions in the states where our business is concentrated.

Our business is concentrated in 11 states. As of December 31, 2003, approximately 28.5% of our Total Controlled Premium related to policies issued to customers in Texas, 21.8% to customers in Illinois and 16.4% to customers in California. Our revenues and profitability are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could make it less attractive for us to do business in these states and could have an adverse effect on our financial results.

Our underwriting operations are vulnerable to a reduction in the amount of business written by independent agencies.

For the year ended December 31, 2003, independent agencies were responsible for approximately 57.2% of the gross premiums written produced by our underwriting agencies. As a result, our business depends in part on the marketing efforts of independent agencies and on our ability to offer insurance products and services that meet the requirements of these independent agencies and their customers. Independent agencies are not obligated to sell or promote our products, and since many of our competitors rely significantly on the independent agency market, we must compete with other insurance companies and underwriting agencies for independent agencies’ business. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions, and we therefore may not be able to continue to attract and retain independent agencies to sell our insurance products. A material reduction in the amount of business our independent agencies sell would negatively impact our revenues.

If we are unable to establish and maintain relationships with unaffiliated insurance companies to sell their non-standard personal automobile policies through our underwriting agencies and retail stores, our profitability may suffer.

Our underwriting agencies and retail stores sell non-standard personal automobile insurance policies both for our insurance companies and for unaffiliated insurance companies. If we are unable to establish and maintain relationships with such unaffiliated insurance companies, we would have a more limited inventory of non-standard personal automobile insurance policies to sell. In such an event, if our insurance companies do not adjust pricing to maintain our policy sales volume, we might experience a net decline in our sales volume of non-standard personal automobile insurance policies, which would decrease our profitability.

Our largely fixed cost structure with respect to our retail stores would work to our disadvantage if our sales volume at our retail stores were to decline significantly.

Our expenses relating to our retail store operations are largely fixed, including the leasing costs for our retail space and employee compensation expenses for our sales personnel in the retail stores. If we are unable to maintain our sales volume of non-standard personal automobile policies at our retail stores, we may be forced to close some of our retail store locations or lay off store personnel to manage our fixed expenses. These actions in turn could harm our profitability and likely would detract from our future growth potential.

Our failure to maintain a commercially acceptable financial strength rating of our insurance companies could significantly and negatively affect our ability to implement our business strategies successfully.

Financial strength ratings are important in establishing the competitive position of insurance companies and could have an effect on an insurance company’s sales. A.M. Best, generally considered to be a leading authority on insurance company ratings and information, has currently assigned our insurance companies ratings of “B” (Fair). A.M. Best assigns 15 ratings to insurance companies, which range from “A++” (Superior) to “F” (In Liquidation). According to A.M. Best, “B” ratings are assigned to insurers that have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to potential or current investors in our common stock or recommendations to buy, sell or hold our common stock. The “B” ratings currently assigned to our insurance companies are the same ratings assigned to Vesta’s insurance companies. In March 2004, A.M. Best placed these ratings under review with negative implications. Our insurance companies’ ratings are subject to change at any time and may be revised downward or revoked at the sole discretion of A.M. Best. We believe that A.M. Best will, in connection with this offering, re-evaluate our insurance companies’ ratings on a stand-alone basis, and the ratings assigned as a result of this expected re-evaluation may be lower than our insurance companies’ current ratings.

Because lenders and reinsurers will use our A.M. Best ratings as a factor in deciding whether to transact business with us, the current ratings of our insurance companies or their failure to maintain the current ratings may dissuade a financial institution or reinsurance company from conducting any business with us or may increase our interest or reinsurance costs.

We face litigation which, if decided adversely to us, could adversely impact our financial results.

We are named as a defendant in a number of lawsuits, including a purported class action lawsuit. These lawsuits are described more fully in “Business — Legal Proceedings.” Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. The precise nature of the relief that may be sought or granted in any lawsuits is uncertain and may, if these lawsuits are determined adversely to us, negatively impact our earnings.

In addition, potential litigation involving new claim, coverage and business practice issues could adversely affect our business by changing the way we price our products, extending coverage beyond our underwriting intent or increasing the size of claims. Recent examples of some emerging issues include a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to claims handling practices such as total loss evaluation methodology and the alleged diminution in value to insureds’ vehicles involved in accidents and the relatively new trend of plaintiffs targeting insurers, including automobile insurers, in purported class action litigation which seeks to recharacterize installment fees and other allowed chargers related to insurers’ installment billing programs as interest that violates state usury laws or other interest rate restrictions. The effects of these and other unforeseen emerging claims, coverage and business practice issues could negatively impact our revenues or our methods of doing business.

Adverse securities market conditions can have a significant and negative impact on our investment portfolio.

Our results of operations depend in part on the performance of our invested assets. As of December 31, 2003, $6.6 million of our investment portfolio was invested in fixed income securities. Effective January 1, 2004, we received $19.3 million in fixed income securities from Vesta for settlement of reinsurance transactions and intercompany balances. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. In general, the fair value of a portfolio of fixed income securities increases or decreases inversely with changes in the market interest rates, while net investment income realized from future investments in fixed income securities increases or decreases along with interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to reinvestment risk should interest rates fall and issuers call their securities. We attempt to mitigate this risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature at any point in time. Furthermore, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. An investment has prepayment risk when there is a risk that the timing of cash flows that result from the repayment of principal might occur earlier than anticipated because of declining interest rates or later than anticipated because of rising interest rates. The fair value of our fixed income securities was $25.9 million, following the settlements with Vesta effective January 1, 2004. If market interest rates were to change 1.0% (for example, the difference between 5.0% and 6.0%), the fair value of our fixed income securities would change approximately $958,000. The change in fair value was determined using duration modeling assuming no prepayments.

We rely on our information technology and telecommunications systems, and the failure of these systems could disrupt our operations.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations, as well as to perform actuarial and other analytical functions necessary for pricing and product development. As a result, the failure of these systems could interrupt our operations and adversely affect our financial results.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophic events, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, earthquakes, fires and other events such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Such conditions generally result in higher incidence of automobile accidents and an increase in the number of claims filed, as well as the amount of compensation sought by claimants.

As a holding company, we are dependent on the results of operations of our operating subsidiaries to meet our obligations and pay future dividends.

We are organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, we are dependent upon dividends and other payments from our operating subsidiaries, which include our agency subsidiaries and our insurance company subsidiaries. We cannot pay dividends to our stockholders and meet our other obligations unless we receive dividends and other payments from our operating subsidiaries, including our insurance company subsidiaries.

State insurance laws limit the ability of our insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings which require us to maintain certain levels of capital and surplus in those subsidiaries. The need to maintain these capital and surplus levels may affect the ability of our insurance company subsidiaries to pay dividends to us. Without regulatory approval, the aggregate maximum amount of dividends that can be paid in 2004 to us by our insurance company subsidiaries is approximately $3.7 million. The aggregate maximum amount of dividends permitted by law to be paid by an insurance company does not necessarily indicate an insurance company’s actual ability to pay dividends. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurance company’s ratings, competitive position, amount of premiums that can be written, and ability to pay future dividends. State insurance regulators have broad discretion to limit the payment of dividends by insurance companies and our rights to participate in any distribution of assets of our insurance company subsidiaries are subject to prior claims of policyholders and creditors, except to the extent that our rights, if any, as a creditor are recognized. As a result, a prolonged, significant decline in the profits of our insurance company subsidiaries or regulatory action limiting dividends could subject us to shortages of cash because our insurance company subsidiaries would not be able to pay us dividends.

We have no operating history as a stand-alone entity and may experience difficulty in transitioning to an independent public company.

We have no operating history as an independent company. Prior to this offering, we operated our business as a subsidiary of Vesta and we relied on Vesta for assistance with certain financial, administrative, managerial and other matters. Following the offering, we will have our own credit, banking and reinsurance relationships and will perform our own financial and investor relations functions. We may not be able to develop and implement the infrastructure necessary to operate successfully as an independent company, and even if successful, the development of such an infrastructure may require a substantial amount of time and resources and divert our management’s attention away from our business.

In addition, upon completion of this offering, we will become a publicly traded company and we will be independently responsible for complying with the various regulatory requirements applicable to public companies. We will incur increased costs as a result of being a public company, particularly in light of recently enacted and proposed changes in laws, regulations and listing requirements. Our business and financial condition may be adversely affected if we are unable to effectively manage these increased costs and public company regulatory requirements.

Risks Related to Our Common Stock and This Offering

Our historical consolidated and unaudited pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

The historical consolidated and unaudited pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily a result of the following factors:

•	Our historical consolidated financial statements have been presented to reflect on a combined basis our historical results of operations, comprised of our underwriting and retail agency operations, and the historical results of operations of the two insurance companies we acquired from Vesta effective December 31, 2003. As a result of Vesta’s internal reinsurance program prior to this time, the historical financial statements of our insurance companies do not include the underwriting results of the insurance companies, but only certain revenues, primarily policy fees that were not ceded pursuant to this internal reinsurance arrangement. Consequently, our historical consolidated financial information is not necessarily representative of the results we would have achieved had we operated our insurance companies independently from Vesta prior to December 31, 2003, and may not be a reliable indicator of our future results.

•

The unaudited pro forma financial information presented in this prospectus is intended to provide information about how Vesta’s transfer to us of the future economic interest in the NSA Business as a result of reinsurance transactions effective December 31, 2003 might have affected our historical financial statements if the results of this business had been combined for the year ended December 31, 2003. This pro forma information does not necessarily reflect the results of operations that actually would have resulted had we controlled the NSA Business in these prior periods, nor should they be taken as necessarily indicative of our future results of operations.

Vesta has the ability to exert significant influence over our affairs and may have interests that differ from those of our other stockholders.

After the offering, Vesta will own approximately     % of our common stock,     % assuming the underwriters’ over-allotment option is exercised in full, and may have the ability to exert substantial influence over our policies and affairs. Vesta may continue to have the power to affect significantly the election of our board of directors and approve any action requiring stockholder approval, including amendments to our charter or bylaws and mergers or sales of substantially all of our assets. The interests of Vesta may differ from the interests of our other stockholders in some respects.

Future sales of shares of our common stock by existing stockholders in the public market, including Vesta, or the possibility or perception of such sales, could adversely affect the market price of our stock.

After giving effect to this offering, our existing stockholders will beneficially own approximately     % of our outstanding shares of common stock,     % assuming the underwriters’ over-allotment option is exercised in full. In addition, we have entered into an agreement with Vesta whereby we are obligated to register the shares of common stock that Vesta will own after this offering. Some of these shares have been pledged to Vesta’s credit facility lender and will remain subject to this pledge after this offering. Under the terms of the pledge, Vesta’s lender has the right to sell the pledged shares in the event that Vesta defaults under its credit facility agreement. Vesta and all of our executive officers and directors have entered into 180-day lock-up agreements as described in “Registration Rights and Lock-Up Agreements.” These lock-up agreements are subject to certain exceptions and the shares covered thereunder may be released for resale by approval of Piper Jaffray & Co. on behalf of the underwriters. Sales of substantial amounts of our common stock in the public market by Vesta, its lender or any of our other stockholders, or the possibility or perception that such sales could occur, could cause market prices for our common stock to fall. If such sales or the perception of such sales causes a decline in the market price for our common stock, it may be more difficult for us to raise additional capital in the equity markets.

There is no existing public market for our common stock and an active trading market may never develop.

The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering. Before this offering there was no public trading market for our common stock and one may never develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

The price of our common stock may be volatile.

The trading price of our common stock following the offering may fluctuate substantially. The price of our common stock after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could be significant and could cause you to lose part or all of your investment in our shares of common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	variations in our actual or anticipated operating results or changes in the expectations of financial market analysts;

•	investor perceptions of the non-standard personal automobile insurance industry in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	the actual or perceived financial condition of Vesta;

•	market conditions in the insurance industry in general and any significant volatility in the market price and trading volume of insurance companies;

•	regulatory actions;

•	general economic and securities market conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

You will experience immediate and substantial dilution upon your purchase of our common stock in this offering.

Based on an assumed initial offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and our pro rata share of the estimated offering expenses, our net tangible book value as of December 31, 2003, after giving effect to this offering, would be $             per share of common stock. Accordingly, purchasers of our common stock through this offering will suffer immediate dilution in net tangible book value per share of $            . In the event that we issue additional common stock in the future, including shares that may be issued upon the award of restricted stock or the exercise of options and other rights granted under our employee benefit plans, purchasers of our common stock in this offering may experience additional future dilution.

Certain provisions of our organizational documents, as well as applicable insurance laws and Delaware corporate law, could impede an attempt to replace or remove our management or prevent the sale of our company, which could diminish the value of our common stock.

Our charter and bylaws, as well as applicable insurance laws and Delaware corporate law, contain provisions that could impede an attempt to replace or remove our management or prevent the sale of our company, that, in either case, stockholders might consider to be in their best interests. For example, our charter prevents stockholders from calling special meetings of the stockholders, and our bylaws establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders’ meetings. Our charter also authorizes our board of directors to determine the rights, preferences and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. Further, the insurance laws of the states in which our insurance companies are domiciled prohibit any person from acquiring control of us, and thus indirect control of our insurance companies, without the prior written approval of state regulators. Also, certain anti-takeover provisions of the Delaware General Corporation Law could make it more difficult for a third party to acquire us.

These provisions of our charter and bylaws and these laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful and the existence of such provisions may adversely affect prevailing market prices for our common stock if they are viewed as discouraging takeover attempts in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business and growth strategies;

•	our performance goals;

•	our projected financial condition and operating results;

•	our understanding of our competition;

•	industry and market trends;

•	the impact of technology on our products, operations and business;

•	use of the proceeds of this offering; and

•	any other statements or assumptions that are not historical facts.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you decide to invest in our common stock:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business;”

•	general volatility of the non-standard personal automobile insurance and reinsurance markets;

•	the market price of our common stock;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy; and

•	the degree and nature of our competition.

When we use the words “believe,” “expect,” “anticipate,” “estimate” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $     million, or $     million if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and our pro rata share of the estimated offering expenses. We intend to contribute $     million of the net proceeds that we receive from this offering to our insurance companies, which would increase their statutory surplus. Our insurance companies will purchase high quality marketable securities consistent with our investment policies with the cash received. This additional capital will permit us to reduce our reinsurance purchases and retain more gross premiums written over time. We intend to use the remainder of the net proceeds that we receive for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by selling stockholders. The selling stockholders will receive all of the net proceeds from the sales of common stock offered by them under this prospectus.

DIVIDEND POLICY

We currently intend to declare and pay an annual dividend of $     per share of our common stock payable on a quarterly basis. The declaration and payment of dividends is subject to the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries and other factors deemed relevant by our board of directors. We may enter into new agreements or incur additional indebtedness in the future which may further prohibit or restrict the payment of dividends. There is no requirement that we must, and we cannot assure you that we will, declare and pay any dividends in the future. Our board of directors may determine to retain such capital for general corporate or other purposes. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We are organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other payments from our operating subsidiaries, which include our agency subsidiaries and our insurance company subsidiaries. State insurance laws limit the ability of our insurance company subsidiaries to pay dividends to us. See “Business — Regulatory Environment.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003, on an actual basis and as adjusted to give effect to the sale by us of                      shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and our pro rata share of the estimated offering expenses.

You should read this table in conjunction with our consolidated financial statements and related notes contained in this prospectus as well as the sections of this prospectus entitled “Our Separation from Vesta,” “Use of Proceeds,” “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2003
	Actual	As Adjusted
	(dollars in thousands)
Notes payable	$10,020

Stockholders’ equity:
Preferred stock, $1.00 par value: shares authorized; no shares issued and outstanding	—
Common stock, $.01 par value: shares authorized; shares issued and outstanding; shares issued and outstanding, as adjusted	9
Warrants	157
Additional paid-in capital	84,181
Accumulated other comprehensive income	(9)
Retained earnings	29,039

Total stockholders’ equity	113,377

Total capitalization	$123,397

The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of December 31, 2003. This table excludes:

•	shares of common stock issuable upon exercise of outstanding options, including options granted under our 1998 Omnibus Incentive Plan, at a weighted average exercise price of $ per share; and

•	additional shares of common stock reserved for future grants under our 2004 Stock Incentive Plan, of which shares will be issuable upon the exercise of options granted at the time of this offering at an exercise price equal to the initial public offering price.

DILUTION

If you invest in our common stock, you will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after completion of this offering. Net tangible book value per share is equal to the amount of our total tangible assets, or total assets less intangible assets, less total liabilities, divided by the number of shares of our common stock outstanding. Our net tangible book value as of December 31, 2003 was approximately $         million, or approximately $         per share. After giving effect to the sale of              shares of common stock offered by us at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and our pro rata share of the estimated offering expenses, our adjusted net tangible book value as of December 31, 2003 would have been approximately $         million, or approximately $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2003	$
Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their option to purchase additional shares in this offering, our adjusted net tangible book value at December 31, 2003 would have been approximately $             million, or $         per share, representing an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors of $         per share.

The following table summarizes, on an adjusted basis as of December 31, 2003, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. We have assumed an initial offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and we have not deducted the estimated underwriting discount and our pro rata share of the estimated offering expenses in our calculations.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors in this offering					$

Total		%	$	%

The foregoing discussion and tables do not take into account                      shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $             per share, as noted above in the section titled “Capitalization.” If any of these options are exercised, there will be further dilution to new investors.

OUR SEPARATION FROM VESTA

History

Currently, Vesta owns 98.1% of our issued and outstanding capital stock. From December 2000 to December 2003, our operations consisted only of underwriting and retail agencies. Our underwriting and retail agencies have historically produced business for several insurance company subsidiaries of Vesta, as well as for unaffiliated insurance companies.

Prior to December 31, 2003, all of Vesta’s non-standard personal automobile insurance policies, representing approximately $324.8 million of gross premiums written in 2003, were issued by various insurance company subsidiaries of Vesta and reinsured by Vesta Fire pursuant to an internal 100.0% quota share reinsurance contract. As a result of this internal reinsurance, the historical financial statements of various insurance company subsidiaries of Vesta included only certain revenues, primarily policy fees that were not ceded to Vesta Fire.

Acquisition of Insurance Companies

Effective December 31, 2003, Vesta transferred to us 100.0% of the stock of two insurance company subsidiaries — Affirmative Insurance Company and its wholly owned subsidiary Insura Property & Casualty Insurance Company — in exchange for                      shares of our common stock. We accounted for our acquisition of these insurance companies at Vesta’s historical carrying amounts as transfers of net assets between entities under common control in accordance with SFAS No. 141.

We have accounted for the acquisition of these insurance companies as a pooling of interests. Pursuant to pooling of interests accounting treatment, our historical consolidated financial statements have been presented to reflect our historical results of operations and the historical results of operations of Affirmative Insurance Company and Insura on a combined basis. Accordingly, our audited consolidated financial statements included in this prospectus reflect the results of Affirmative Insurance Company and Insura as if this transaction had been consummated prior to the periods presented.

Reinsurance Restructuring with Vesta

Also effective December 31, 2003, Vesta restructured its internal reinsurance to effectively transfer to Affirmative Insurance Company and Insura all of the premiums, losses and loss adjustment expenses earned or incurred after December 31, 2003 on Vesta’s non-standard personal automobile insurance policies written or reinsured and in force as of December 31, 2003 as well as any new and renewal non-standard personal automobile insurance policies issued by Vesta’s insurance company subsidiaries and produced by our underwriting agencies on or subsequent to December 31, 2003. Vesta Fire retained all loss and loss adjustment expense reserves as of December 31, 2003 related to these non-standard personal automobile policies, and remains liable for any losses and allocated loss adjustment expenses associated with these policies that occurred on or prior to December 31, 2003.

With respect to non-standard personal automobile insurance policies that were originally issued by Affirmative Insurance Company or Insura, representing approximately $108.8 million of gross premiums written in 2003, this restructuring involved a termination of the internal reinsurance on a cut-off basis, meaning that Vesta Fire as reinsurer retained its loss and loss adjustment expense reserves as of December 31, 2003 and remains liable for any losses occurring on or prior to December 31, 2003 on policies issued by Affirmative Insurance Company and Insura. In connection with this termination, Vesta Fire returned to Affirmative Insurance Company and Insura all of their non-standard personal automobile unearned premium liability related to the in-force policies originally issued by Affirmative Insurance Company and Insura as of December 31, 2003, and these companies paid a ceding commission refund to Vesta Fire in the form of              shares of our common stock.

With respect to non-standard personal automobile insurance policies issued by other insurance company subsidiaries of Vesta and reinsured by Vesta Fire, representing approximately $216.0 of gross premiums written in 2003, this restructuring involved a termination of the internal reinsurance with Vesta Fire on a cut-off basis, followed by the other insurance company subsidiaries of Vesta entering into reinsurance agreements with Affirmative Insurance Company to cede to Affirmative Insurance Company all of their unearned premium liability related to the in-force non-standard personal automobile insurance policies as of December 31, 2003. In connection with these new reinsurance agreements, Affirmative Insurance Company paid an aggregate ceding commission to the other insurance company subsidiaries of Vesta in the form of              shares of our common stock.

We anticipate that we will complete the process of transitioning the non-standard personal automobile insurance business written by Vesta’s other insurance company subsidiaries to Affirmative Insurance Company and Insura during 2004. During this transitional period Affirmative Insurance Company will reinsure the new and renewal policies written by the other Vesta insurance company subsidiaries pursuant to a 100.0% quota share reinsurance agreement, whereby Affirmative Insurance Company will assume 100.0% of the underwriting results of the Vesta insurance company subsidiaries related to non-standard personal automobile insurance policies produced by our underwriting agencies on or after December 31, 2003.

Impact on Audited Financial Statements Included in This Prospectus

Our audited consolidated balance sheet as of December 31, 2003 contained in this prospectus on page F-4 reflects the impact of this internal reinsurance restructuring, including our recording of unearned premium liabilities and deferred acquisition costs and our issuance of additional shares of our common stock in payment of associated ceding commission refunds and ceding commissions. However, we have determined that this restructuring of Vesta’s internal reinsurance does not constitute a business combination, and, accordingly, our audited consolidated statements of operations contained in this prospectus on page F-5 do not reflect any underwriting results on these policies during the periods presented. The underwriting results of these policies will be reflected in our statements of operations in future periods commencing January 1, 2004.

The historical financial results of the NSA Business for the years ended December 31, 2003, 2002 and 2001 have been included in footnotes to Vesta’s audited financial statements not included in this prospectus. We have included supplemental information derived from these footnotes regarding Vesta’s non-standard underwriting segment at page 44 of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables provide selected historical consolidated financial information of Affirmative as of the dates and for the periods indicated. In conjunction with the data provided in the following tables and in order to more fully understand our historical consolidated financial and operating data, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included in this prospectus.

Effective December 31, 2003, we acquired 100.0% of the capital stock of two insurance subsidiaries of Vesta in exchange for shares of our common stock. We accounted for our acquisition of these insurance companies at Vesta’s historical carrying value amounts as transfers of net assets between entities under common control in accordance with SFAS No. 141, and have accounted for the acquisition of these insurance companies as a pooling of interests. Pursuant to pooling of interests accounting treatment, our historical financial statements have been presented to reflect our historical results of operations and the historical results of operations of the two insurance companies on a combined basis.

We derived our selected historical consolidated financial data as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements included in this prospectus. We derived our selected historical consolidated financial data as of December 31, 2001 from audited consolidated financial statements not included in this prospectus. We derived our selected historical consolidated financial data as of December 31, 2000 and 1999 and for the years ended December 31, 2000 and 1999 from our unaudited consolidated statements of operations and balance sheets not included in this prospectus.

	Year Ended December 31,
	2003	2002	2001	2000	1999
			(predecessor basis)(1)
				(unaudited)	(unaudited)
	(dollars in thousands, except share and per share data)
Statement of Operations Data:(2)
Revenues:
Commissions and fees	$103,946	$84,907	$5,802	$381	$—
Net investment income	189	484	1,645	3,914	4,592
Realized gains (losses)	449	—	844	(171)	0
Other	—	—	77	102	70

Total revenues	104,584	85,391	8,368	4,226	4,662

Expenses:
Commission expense	15,868	17,750	883	—	—
Employee compensation and benefits	37,088	31,721	4,487	2,283	82
Operating expenses	16,417	9,520	3,945	941	471
Other expenses	4,378	3,372	821	—	—

Total expenses	73,751	62,363	10,136	3,224	553

Net income (loss) from continuing operations before income taxes, minority interest and equity interest in unconsolidated subsidiaries	30,833	23,028	(1,768)	1,002	4.109
Income tax expense	11,025	8,610	608	1,332	1,544
Minority interest, net of income taxes	403	703	74	—	—
Equity interest in unconsolidated subsidiaries, net of income taxes	348	—	—	—	—

Net income (loss) from continuing operations	19,057	13,715	(2,450)	(330)	2,565
Loss from discontinued operations, net of income taxes(3)	—	—	—	(17,286)	(8,407)

Net income (loss)	$19,057	$13,715	$(2,450)	$(17,616)	$(5,842)

Net income (loss) per share
Basic
Diluted
Book value per share
Weighted average shares
Basic
Diluted

footnotes on following page

	As of December 31,
	2003	2002	2001	2000	1999
				(predecessor basis)(1)
				(unaudited)	(unaudited)
	(dollars in thousands, except share and per share data)
Balance Sheet Data:
Total assets	$314,579	$297,664	$120,796	$144,391	$188,265
Notes payable	10,020	289	5,500	—	—
Total liabilities	201,202	219,317	76,949	100,933	148,218
Total stockholders’ equity	113,377	78,347	43,847	43,458	40,047

(1)	On December 28, 2001, Vesta increased its ownership interest in us to 92% of the voting power of our capital stock. At that time, we adopted push down accounting. Our statements of operations data for the years ended December 31, 2001, 2000 and 1999 are presented above on our historical basis, as push down accounting was not appropriate prior to December 28, 2001 and no material adjustments exist for the period from December 28, 2001 to December 31, 2001. In addition, our balance sheet data as of December 31, 2000 and 1999 are presented above on our historical basis as push down accounting was not appropriate prior to December 28, 2001. See Note 2 to our consolidated financial statements on page F-8 of this prospectus.
(2)	Prior to acquiring our insurance companies effective December 31, 2003, our operations were comprised of our non-standard personal automobile insurance underwriting and retail agency operations. The business written by the insurance companies we acquired from Vesta was 100.0% reinsured by Vesta Fire in accordance with a quota share reinsurance agreement. As a result of this internal reinsurance, the historical financial statements of Affirmative Insurance Company and Insura included only certain revenues, primarily policy fees that were not ceded to Vesta Fire.
(3)	In the third quarter of 2000, we discontinued the insurance underwriting operations related to our original business concept of distributing non-standard personal automobile insurance policies through the Internet and a related call center. At that time, we made a strategic decision to focus our operations on building and acquiring our underwriting and retail agency businesses.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information is intended to provide you with information about how the transfer to us by Vesta of all economic interest in the NSA Business beginning January 1, 2004 may have affected our historical financial statements if the results of the NSA Business had been combined for the year ended December 31, 2003. Because the NSA Business is not associated with any single legal entity, it does not have historical balance sheets reflecting a separate investment portfolio and stockholders’ equity, nor does it have complete statements of operations reflecting investment income, investment gains and losses and income taxes. We have made pro forma adjustments to our historical consolidated statement of operations for the year ended December 31, 2003 to include the underwriting results for the NSA Business. The following unaudited pro forma information does not necessarily reflect the results of operations that may have actually resulted had the transactions described occurred as of the dates indicated, nor should the following unaudited pro forma financial information be taken as necessarily indicative of our future results of operations.

During 2003, Vesta’s insurance company subsidiaries wrote or reinsured the NSA Business, which represented approximately $324.8 million of gross premiums written. Prior to December 31, 2003, all of the gross premiums written by Vesta subsidiaries, including gross premiums written by Affirmative Insurance Company and Insura, were reinsured or retroceded to Vesta Fire in accordance with a 100.0% quota share reinsurance agreement. As a result of this reinsurance agreement, the statements of operations of the insurance company subsidiaries of Vesta that wrote or reinsured the policies, including Affirmative Insurance Company and Insura, do not include the underwriting results of the NSA Business, but only certain revenues, primarily policy fees, that were not ceded to Vesta Fire.

The investment income included in the unaudited pro forma statement of operations does not include any earnings on the $19.3 million in investment securities received by us effective January 1, 2004 in connection with the transfer to us of the NSA Business, collection of other reinsurance recoverables and the settlement of intercompany balances receivable from Vesta. Based on the overall yield of these securities of 3.63% as of January 1, 2004, annual investment income on these securities would be approximately $699,000.

Our unaudited pro forma statement of operations does not reflect any charges for the additional costs of operating as a separate public company following the completion of this offering. We estimate those costs to be about $1.6 million annually.

The following unaudited pro forma financial information for the year ended December 31, 2003 is based upon and should be read in conjunction with our audited financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Affirmative Historical As Reported(1)	Pro Forma Adjustments and Eliminations(2)	Affirmative Pro Forma Combined
	(in thousands, except per share data)
Revenues:
Net premiums earned	$—	$167,411	$167,411
Commissions and fees	103,946	(31,635)	72,311
Net investment income(3)	189	—	189
Realized gains (losses)(3)	449	—	449
Other	—	2,890	2,890

Total revenues	104,584	138,666	243,250
Expenses:
Loss and loss adjustment expenses	—	114,426	114,426
Policy acquisition and operating expenses	72,948	25,148	98,096
Interest expense	803	—	803

Total expenses	73,751	139,574	213,325

Net income (loss) before income taxes, minority interest and equity in unconsolidated subsidiaries	30,833	(908)	29,925
Income tax expense (benefit)(4)	11,025	(318)	10,707
Minority interest, net of income taxes	403	—	403
Equity interest in unconsolidated subsidiaries, net of income taxes	348	—	348

Net income (loss)	$19,057	$(590)	$18,467

Net income per share:
Basic
Diluted

(1)	Effective December 31, 2003, we acquired 100% of the stock of two insurance companies — Affirmative Insurance Company and Insura — from Vesta, in exchange for shares of our common stock. We accounted for our acquisition of the insurance companies at Vesta’s historical carrying values as transfers of net assets between entities under common control in accordance with SFAS No. 141. The acquisition was accounted for as a pooling of interests. Accordingly, our historical financial information shown above and our audited consolidated financial statements included in this prospectus at pages F-1 through F-37 reflect our historical results of operation and the results of Affirmative Insurance Company and Insura on a combined basis, as if this transaction had been consummated prior to the periods presented.

Prior to December 31, 2003, Vesta Fire reinsured 100.0% of the NSA Business written by Affirmative Insurance Company and Insura. As a result of this reinsurance agreement, our historical statements of operations do not include the underwriting results of the NSA Business written by our insurance companies, but only certain revenues, primarily policy fees that were not ceded to Vesta Fire.

(2)	Reflects pro forma adjustments to include the underwriting results of the NSA Business, including the portion written or assumed by our consolidated insurance companies that we historically ceded to Vesta Fire, as well as other revenues and expenses associated with the NSA Business that were earned or incurred by other Vesta insurance company subsidiaries that we do not consolidate, after eliminating commissions and fees and associated expenses paid to us by those other unconsolidated companies.

footnotes continue on the following page

(3)	The investment and realized capital gains reflected in the pro forma statements of operations reflect the historical results of the investment portfolios of Affirmative Insurance Company and Insura that we acquired effective December 31, 2003. No investment income is reflected in the pro forma statements of operations for the $19.3 million in securities that we received as part of the reinsurance transactions related to the assumption of the NSA Business, collection of other reinsurance recoverables and the settlement of intercompany balances receivable from Vesta effective January 1, 2004.

As a part of Vesta’s restructuring of its internal reinsurance effective December 31, 2003, we were transferred the unearned premium related to the in-force NSA Business of $55.6 million from the insurance company subsidiaries of Vesta and received a premiums receivable of $44.4 million and a reinsurance recoverable of $11.2 million. In settlement of the reinsurance recoverable related to this transaction, we received from Vesta investment securities with a market value equal to $11.2 million effective January 1, 2004. In addition to the investment securities we received related to settlement of the reinsurance recoverable, we received an additional $8.1 million in securities from Vesta effective January 1, 2004 for the settlement of other reinsurance recoverables and intercompany balances receivable.

The securities transferred were selected from the investment portfolio of Vesta Fire and consist entirely of securities rated “A-” or higher by nationally recognized rating agencies at December 31, 2003. While the selected investments have not been managed as a separate portfolio or matched with the liabilities of the NSA Business, the securities are appropriate investments for us based on our investment strategy and guidelines. See “Business — Investments.”

The investment securities transferred to us consisted of 24 positions, all of which were investment grade at January 1, 2004, with the largest single position having a market value of $1.1 million or 5.9% of the total. Industry classifications for these investments were as follows: corporate bonds - 90.3% and mortgage-backed securities - 9.7%. The table below shows the scheduled maturities of these investments based on the market value at January 1, 2004.

Maturity
Corporate bonds
One year or less	2.6%
After one year through five years	74.8
After five years through ten years	12.9
After ten years	—

Total corporate bonds	90.3
Mortgage-backed securities	9.7

Total investment portfolio	100.0%

The overall yield of the transferred portfolio based on January 1, 2004 market prices was 3.63%. We assumed no income was earned on these investments in the unaudited pro forma statements of operations.

(4)	Because the NSA Business is not associated with any single legal entity, it does not have complete statements of operations reflecting income taxes. Income taxes were assumed at a 35.0% statutory rate.

Supplemental Unaudited Pro Forma Statements of Operations by Segment

The following unaudited pro forma financial information for the year ended December 31, 2003 is presented for our business segments and is intended to provide you with information about how the transfer to us of the future economic interest in the NSA Business effective December 31, 2003 may have affected our historical statements of operations of these business segments if the results of this business had been combined for the period presented.

	Agency Segment	Insurance Company Segment(1)	Corporate Segment	Pro Forma Eliminations(2)	Consolidated Pro Forma Total
	(in thousands)
Revenues:
Net premiums earned	$—	$167,411	$—	$—	$167,411
Commissions and fees	147,084	22,036	—	(96,809)	72,311
Net investment income(3)	30	159	—	—	189
Realized (gains) losses(3)	(8)	457	—	—	449
Other	—	2,890			2,890

Total revenues	147,106	192,953	—	(96,809)	243,250
Expenses:
Losses and loss adjustment expenses	—	114,426	—	—	114,426
Policy acquisition and operating expenses	126,237	68,668	—	(96,809)	98,096
Interest expense	—	—	803	—	803

Total expenses	126,237	183,094	803	(96,809)	213,325
Net income (loss) before income taxes, minority interest and equity interest in unconsolidated subsidiaries	20,869	9,859	(803)	—	29,925
Income tax expense (benefit)	7,507	3,484	(284)	—	10,707
Minority interest, net of income taxes	403	—	—	—	403
Equity in unconsolidated subsidiaries, net of income taxes	—	—	348	—	348

Net income (loss)	$12,959	$6,375	$(867)	$—	$18,467

(1)	The insurance company segment unaudited pro forma statement of operations reflects the combined historical financial results of our insurance companies and the NSA Business and the policy fees and other revenue and expenses that were retained by other insurance subsidiaries of Vesta prior to December 31, 2003.
(2)	The commissions and fees paid to our underwriting agencies by our consolidated insurance companies and the other Vesta insurance subsidiaries whose results have been included on a pro forma basis, and the associated expenses, are eliminated in pro forma eliminations.
(3)	The net investment income and realized capital gains reflected in the unaudited pro forma statements of operations reflect the historical results of the investment portfolios of Affirmative Insurance Company and Insura that we acquired on December 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus, with the unaudited pro forma financial information and related notes included in the section of this prospectus entitled “Unaudited Pro Forma Financial Information” and with “Selected Historical Consolidated Financial Information” included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.

Overview

We are an insurance holding company engaged in underwriting, servicing and distributing non-standard automobile insurance policies and related products and services to individual consumers in highly targeted geographic areas. Our subsidiaries include two insurance companies, four underwriting agencies and four retail agencies with 140 retail store locations. We offer our products and services in selected markets within 11 states, including Texas, Illinois and California. Since 2000, our growth has been achieved principally as a result of the acquisition and integration of six retail and/or underwriting agencies in 2001 and 2002.

Our insurance companies, underwriting agencies and retail agencies often function as a vertically integrated unit, capturing the premium (and associated risk) and commission and fee revenue generated from the sale of each insurance policy. However, each of these operations also work with unaffiliated entities on an unbundled basis, either functioning independently or with one or both of the other two operations. We believe that our ability to enter into a variety of business relationships with third parties allows us to maximize sales penetration and profitability through industry cycles better than if we employed a single, vertically integrated operating structure.

For the years ended December 31, 2003, 2002 and 2001, our consolidated revenues were derived principally from commissions and fees, investment income and investment gains and losses. For the years ended December 31, 2003, 2002 and 2001, our consolidated expenses consisted primarily of expenses associated with underwriting activities, agents’ commissions and operations. We report consolidated financial information in three business segments: our agency segment, our insurance company segment and our corporate and other segment.

Note on Insurance Company Segment

Effective December 31, 2003, Vesta sold to us two insurance companies — Affirmative Insurance Company and Insura — and also transferred to us all future economic interest in the NSA Business through a series of reinsurance transactions. We accounted for our acquisition of these insurance companies as a pooling of interests under SFAS No. 141, and our historical consolidated financial statements have been presented to reflect our historical results of operations and the historical results of Affirmative Insurance Company and Insura on a combined basis. Prior to December 31, 2003, our insurance companies ceded 100% of their premiums, losses and loss adjustment expenses to Vesta Fire. Accordingly, our insurance companies’ historical statement of operations do not include any of the premiums, losses or loss adjustment expenses on policies written by our insurance companies.

Discussion and Analysis Provided

Following is a discussion and analysis of our historical consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, including a discussion and analysis of our agency segment and our insurance company segment results of operations.

The historical financial results of the NSA Business for the years ended December 31, 2003, 2002 and 2001 have been included in footnotes to Vesta’s audited financial statements not included in this prospectus. Accordingly, we are also providing supplemental financial information related to the NSA Business derived from these footnotes, as well as a discussion and analysis of such information, all of which has been supplied to us by Vesta.

Significant Events Impacting Financial Statement Comparability

Vesta’s ownership.    On December 21, 2000, Vesta acquired common and convertible preferred stock representing approximately 52% of our voting stock on a fully diluted basis. On December 28, 2001, Vesta acquired additional common and convertible preferred stock representing an additional approximately 40% of our voting stock. In recognition of Vesta’s approximately 92% ownership position in us, we adopted push down accounting to reflect Vesta’s cost basis in us effective December 28, 2001. The principal adjustments that were made to adopt push down accounting were to record goodwill of $18.5 million and to adjust the various elements of stockholders’ equity, including retained deficit, related to Vesta’s ownership percentage. During 2002 and 2003, Vesta acquired additional shares of common stock, bringing its current ownership interest in us to 98.1% of our issued and outstanding common stock.

Acquisitions.    In 2001 and 2002, we acquired six retail and/or underwriting agencies currently operating in eight states. Effective December 31, 2003, we acquired our two insurance companies from Vesta. Descriptions of each of these acquisitions are provided below. With the exception of the December 31, 2002 InsureOne transaction and the acquisition of our insurance companies, all of these transactions were accounted for as purchases and the purchase price was allocated to the assets purchased based on their fair values at the time of acquisition.

•	Space Coast. On October 1, 2001 we purchased a 74.5% ownership interest in Space Coast Holdings, Inc., the parent company of Space Coast Underwriters Insurance Agency, Inc., a Florida-based underwriting agency. At the time of our acquisition, the remaining 25.5% ownership of Space Coast was held by the management of Space Coast. Following the transaction, the management of Space Coast exercised options and increased its ownership percentage to 27.0%, with our ownership percentage decreasing to 73.0%.

•	A-Affordable. On October 31, 2001, we acquired substantially all of the assets of A-Affordable Insurance Agency, Inc. A-Affordable is a Dallas-based underwriting agency and retail agency operation.

•	American Agencies and Harbor. On January 1, 2002, we acquired American Agencies General Agency, Inc., as well as certain non-standard personal automobile insurance assets of Harbor Insurance Group, Inc. As part of the transaction, the assets and business operations of Harbor Insurance Group, Inc. were transferred to American Agencies General Agency, Inc. The combined American Agencies operation is an underwriting agency that underwrites and services non-standard personal automobile insurance policies sold by independent agencies in the states of Texas and New Mexico.

•	Driver’s Choice. On August 1, 2002, we purchased Driver’s Choice Insurance Services, LLC, a South Carolina-based underwriting agency and retail agency operation.

•

InsureOne.    On December 31, 2002, we acquired from Vesta substantially all of the business and operations comprising InsureOne, a Chicago-based retail agency and underwriting agency. The acquisition included an 80.0% equity interest in the retail agency. Vesta had purchased the assets of these businesses from an unaffiliated third party on January 1, 2002. We accounted for these acquisitions at Vesta’s historical carrying amounts as transfers of net assets between entities under common control in accordance with SFAS No. 141. The transaction was accounted for as a pooling of interests and, therefore, our historical financial statements have been presented to reflect our results of operations with those of the InsureOne underwriting and retail businesses on a combined basis effective January 1, 2002.

On May 7, 2003, we acquired from an unrelated third party the 20.0% minority interest in InsureOne’s retail agency that we did not already own. We accounted for this acquisition as a purchase and accordingly, the purchase price was allocated to the assets purchased based upon their fair values at the time of acquisition.

•	Affirmative Insurance Company and Insura. Effective December 31, 2003, we acquired Affirmative Insurance Company and Insura from Vesta. We accounted for our acquisition of the insurance companies at Vesta’s historical carrying amounts as transfers of net assets between entities under common control in accordance with SFAS No. 141. The acquisitions were accounted for as a pooling of interests, and all historical financial statements presented reflect our results of operations on a combined basis with those of Affirmative Insurance Company and Insura.

Reinsurance transaction with Vesta.    Effective December 31, 2003, Vesta restructured its internal reinsurance arrangements relating to non-standard personal automobile insurance policies to transfer to our insurance companies all of the the future economic interest in the NSA Business. Under this transaction, which was effected through a quota share reinsurance agreement, Vesta retained all loss and loss adjustment expense reserves as of December 31, 2003 related to these policies and remains liable to indemnify us for any losses and allocated loss adjustment expenses associated with these policies that occurred on or prior to December 31, 2003. The NSA Business had net premiums earned of $167.4 million for the year ended December 31, 2003. We determined that this restructuring of Vesta’s internal reinsurance does not constitute a business combination within the meaning of SFAS No. 141 and, accordingly, our historical consolidated statements of operations included in this prospectus do not reflect any underwriting results on these policies during the periods presented.

Critical Accounting Policies

Our consolidated financial statements are based upon the selection and application of accounting policies that require management to make estimates and assumptions that can significantly affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and therefore impact amounts reported in the future. We believe the following are some of the areas where the degree of judgment in determining amounts recorded in our historical consolidated financial statements make the accounting policies critical:

•	revenue recognition;

•	recoverability of assets;

•	reserving for unpaid losses and loss adjustment expenses;

•	valuation of investments; and

•	accounting for business combinations, goodwill and other intangible assets.

Revenue recognition.    Our consolidated revenues are derived principally from premiums, commissions, fees, investment income and investment gains and losses. Premiums are earned over the life of a policy on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. Premium receivables are recorded net of an estimated allowance for uncollectible amounts.

We receive commissions for policies that are written through our underwriting agencies or are sold by our retail agencies. These policies are subject to cancellation by the policyholder prior to the policy expiration date. We estimate the future cancellations in determining the amount of commission and fee income that is recorded in our consolidated financial statements. Our allowance for policy cancellations, presented as deferred revenue in our consolidated balance sheet, is periodically evaluated and adjusted as necessary. All commission and policy fee revenue and our related allowance for policy cancellations from our insurance companies is eliminated in consolidation.

The commission rate paid to our underwriting agencies is established annually in contractual agreements between our underwriting agencies and our insurance companies and the unaffiliated insurance company our underwriting agencies represent. Provisional commissions are paid to our underwriting agencies based upon a contractually established provisional commission rate multiplied by the premiums that they produce. Our underwriting agencies also can earn profit-sharing commissions from our insurance companies and the unaffiliated insurance company they represent if the loss ratio on the business they produce is lower than a contractually established provisional loss ratio. Profit-sharing is recorded when we conclude it is probable that estimates of losses will result in loss ratios that are lower than the provisional loss ratios. These loss ratio estimates are based on various actuarial assumptions and determinations by our internal actuaries regarding potential future losses. If the actual loss experience is less favorable than the estimates used, income may be reduced in subsequent periods.

Claims processing fees are received from insurance companies over the premium earning period of the underlying policies. These fees are recognized as revenue over the expected period during which processing services are performed and in amounts appropriate to the processing effort and related costs. The service period and related revenues are based upon historical and expected claims settlement data. All claims processing fees from our insurance companies are eliminated in consolidation.

Recoverability of assets.    Our financial statements include as assets amounts we either: (1) expect to collect from third parties, particularly reinsurance recoverables; or (2) expect to benefit from in future periods, particularly deferred acquisition costs. In establishing these amounts, we have made significant judgments and estimates regarding the ultimate realization of each asset. Specifically, we have made critical assumptions and judgments in establishing assets for reinsurance recoverables on paid losses and deferred policy acquisition costs. Changes in assumptions, judgments or estimates we have made with respect to each of these assets would directly impact our financial results and financial condition.

Reinsurance recoverable on paid and incurred losses.    We cede premiums and losses to reinsurers under quota share reinsurance agreements. Although a reinsurer is liable for losses to the extent of the coverage which it assumes, our reinsurance contracts do not discharge our insurance companies from primary liability to each policyholder for the full amount of the applicable policy. Consequently our insurance companies remain obligated to pay claims in accordance with the terms of the policies regardless of whether a reinsurer fulfills or defaults on its obligations under the related reinsurance agreement.

At December 31, 2003, we had recorded $94.5 million as amounts recoverable from reinsurers. When we determine that a claim for loss and other costs associated with the loss made under one of our insurance policies is owed, we initially pay the full amount owed to the insured or claimant. Subsequently, we seek to recover any amounts due from reinsurers in accordance with the terms of the applicable reinsurance contract. We record the amounts we expect to receive from reinsurers pursuant to these contracts as assets on our balance sheet. Our insurance companies report as assets the estimated reinsurance recoverable on paid losses and unpaid losses, including an estimate for losses incurred but not reported, and premium amounts paid to reinsurers applicable to unexpired terms of policies in force. These amounts are estimated based on our interpretation of each reinsurer’s obligations pursuant to the individual reinsurance contracts between us and each reinsurer, as well as judgments we make regarding the financial viability of each reinsurer and its ability to pay us what is owed under the reinsurance contract. In evaluating the financial viability of each reinsurer, we rely upon financial statements, credit reports and other publicly available information applicable to each reinsurer, as well as management’s experience and industry knowledge.

Deferred policy acquisition costs.    Deferred policy acquisition costs represent the deferral of expenses that we incur acquiring new business or renewing existing business. Policy acquisition costs, primarily commissions, premium taxes and underwriting and agency expenses related to issuing a policy are deferred and charged against income ratably over the terms of the related policies. At December 31, 2003, we had $14.4 million of deferred policy acquisition costs. Management regularly reviews the categories of acquisition costs that are deferred and assesses the recoverability of this asset. A premium deficiency and a corresponding charge to income is recognized if the sum of the expected losses and loss adjustment expenses, unamortized acquisition costs and maintenance costs exceeds related unearned premiums and anticipated investment income. At December 31, 2003, we determined that there was no premium deficiency.

Reserving for unpaid losses and loss adjustment expenses.    We maintain reserves in the amount of the estimated ultimate liability for unpaid losses and loss adjustment expenses related to incurred claims and our estimate of unreported claims. Management’s estimation of the ultimate liability for unpaid losses and loss adjustment expenses is based on projections developed by our actuaries using analytical methodology commonly used in the property-casualty insurance industry. The liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based on the following: (1) the accumulation of estimates of individual claims for losses reported prior to the close of the accounting period; (2) estimates received from ceding companies, reinsurers and insurance pools and associations; (3) estimates of unreported losses based on past experience; (4) estimates based on past experience of expenses for investigating and adjusting claims; and (5) estimates of subrogation and salvage collections. We periodically adjust our loss and loss adjustment expense reserves for changes in product mix, underwriting standards, loss cost trends and other factors. Our loss and loss adjustment expense reserves may also be impacted by factors such as the rate of inflation, claims settlement pattern, litigation and legislative activities. Unpaid losses and loss adjustment expenses have not been reduced for our reinsurance recoverables. Changes in estimates of the liabilities for unpaid losses and loss adjustment expenses are reflected in the consolidated statement of operations in the period in which determined. Ultimately, our actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. As previously noted, our historical financial statements include the effects of a 100.0% quota share reinsurance contract with our affiliate, Vesta Fire. Accordingly, we retain none of the underwriting risks associated with the reserves established at December 31, 2003 for our insurance companies. See “—Reinsurance recoverable on paid and incurred losses,” above.

Valuation of investments.    Our investments are recorded at fair value and are typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired because of such factors. We do not adjust the carrying value of any investment unless management determines that its value is other than temporarily impaired.

Gains and losses realized on the disposition of bonds are determined on the specific identification basis and credited or charged to income. Amortization of premium and accretion of discount on bonds are determined on the interest method and credited or charged to income.

We conduct regular reviews to assess whether the amortized cost of our investments are impaired and if any impairment is other than temporary. Factors considered by us in assessing whether an impairment is other than temporary include the credit quality of the investment, the duration of the impairment, our ability and intent to hold the investment until recovery and overall economic conditions. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment.

Accounting for business combinations, goodwill and other intangible assets.    We adopted SFAS No. 141 and SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. With the exception of our acquisitions of our insurance companies and InsureOne from Vesta, both of which were accounted for as a pooling of interests, we have accounted for all of our acquisitions using the purchase method of accounting. In acquisitions using the purchase method of accounting, the purchase price for the acquisition is allocated to the assets acquired, including identified intangible assets and liabilities assumed based on their estimated values. The excess of cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is an asset referred to as goodwill. Indirect and general expenses related to business combinations are expensed as incurred.

All of our goodwill and intangible assets relate to our agency acquisitions. Our insurance company segment has no associated goodwill or intangible assets. We test our goodwill and intangible assets for impairment annually, or more frequently if impairment indicators arise. We test for impairment based upon the following: (1) the historical financial performance of the unit; (2) the most recent financial performance of the unit; (3) management’s financial forecast for the unit; (4) information regarding publicly available financial terms of recent transactions in the insurance industry; and (5) other publicly available information. We will perform an impairment test annually on September 30. The test performed as of September 30, 2003 indicated there was no goodwill or indefinite life intangible asset impairment.

Intangible assets with finite lives are amortized over their useful lives and are periodically reviewed to ensure that no conditions exist indicating the recorded amount of finite life intangible assets is not recoverable from future undiscounted cash flows.

As of December 31, 2003, we have recorded in our financial statements $65.0 million of goodwill and $10.3 million of indefinite life intangible assets and $4.3 million of intangible assets having estimated lives of between two and 20 years.

Segment Reporting

Agency segment.    Our agency segment is comprised of our underwriting agencies and our retail agencies. Our underwriting agencies primarily design, distribute and service policies that are issued or reinsured by our insurance companies. Our retail agencies primarily sell non-standard personal automobile insurance policies that are issued or reinsured by our insurance companies and administered by our underwriting agencies. However, both our underwriting agencies and retail agencies do business with unaffiliated third parties. During 2003, our underwriting agencies also administered the non-standard personal automobile insurance policies of one unaffiliated insurance company.

Our underwriting agencies appoint both unaffiliated independent agencies and our retail agencies to distribute insurance policies to individual customers. In the year ended December 31, 2003, our underwriting agencies were responsible for a total of $275.2 million of gross premiums written, $157.3 million, or 57.2%, of which were distributed through independent agencies, and $117.9 million, or 42.8%, of which were distributed through our retail agencies.

Our retail agencies earn commissions and fees from the sale of non-standard personal automobile insurance policies administered by our underwriting agencies, which are eliminated in consolidation, as well as commissions and fees from the sale of other insurance policies and products of unaffiliated companies. For the year ended December 31, 2003, the total commissions and fees earned by our retail agencies were $45.6 million, of which $38.0 million, or 83.3%, was paid by us and eliminated in consolidation, and approximately $7.6 million, or 16.7%, was paid to us by unaffiliated companies.

The revenues of our agency segment are derived principally from:

•	commissions generated by our underwriting agencies from designing, distributing, servicing and selling insurance policies issued or reinsured by our insurance companies and by unaffiliated insurance companies;

•	commissions generated by our retail agencies from selling insurance policies issued by unaffiliated insurance companies;

•	policy acquisition fees, installment and late payment fees, and fees from the sale of ancillary products; and

•	claims processing fees paid to our underwriting agencies for the administration of claims for policies issued or reinsured by our insurance companies and by an unaffiliated insurance company.

Our underwriting and retail agencies have substantial fixed-cost components to their operating structures enabling them to significantly increase premium volume while only marginally increasing operating expenses. The principal operating expenses of our underwriting and retail agencies include:

•	salary expense;

•	lease payments;

•	commissions our underwriting agencies pay to unaffiliated independent agencies; and

•	other costs of producing and administering business, including advertising costs, the costs of administering policies and the costs of claims administration.

Insurance company segment.    The historical financial results of our insurance companies only include certain revenues, primarily policy fees, that were not ceded to Vesta Fire. Beginning January 1, 2004, our revenues will also include premiums and investment income and our expenses will also include losses and loss adjustment expenses. Therefore, beginning January 1, 2004, the financial results of our insurance companies will be primarily dependent on: (1) the amount of premiums we collect, which is dependent on rate, volume and retention levels; (2) the investment income we earn by collecting and investing premiums in advance of paying claims, as well as the investment income we earn on investments related to the statutory surplus that we maintain in our insurance companies to support the premiums that we underwrite; (3) the losses and other costs we incur to adjust and pay claims submitted by individuals we have insured; (4) the cost of reinsurance programs; and (5) the expenses we incur for policy acquisition and to operate our insurance companies.

We issue non-standard personal automobile insurance policies through Affirmative Insurance Company and Insura, our two Illinois-domiciled insurance company subsidiaries. Our insurance companies are licensed to write business in 26 states, although our business is concentrated in 11 states. Our insurance companies possess the certificates of authority and capital necessary to transact insurance business and issue policies, but they rely on both our underwriting agencies and unaffiliated underwriting agencies to design, distribute and service those policies.

Subject to regulatory approval, premium rates are generally within our control and we continuously monitor and seek to adjust rates as appropriate. With respect to volume, our ability to increase the amount of written premium retained by our insurance companies is largely dependent on the statutory leverage of our insurance companies, generally expressed as the amount of net written premiums relative to statutory surplus. Statutory surplus is defined as total assets less total liabilities of our insurance companies in accordance with statutory accounting principles. We have historically operated with a limited amount of statutory surplus and as a result have utilized reinsurance to maintain our statutory leverage at a level we believe is acceptable.

We intend to contribute $             million of the net proceeds that we receive from this offering to our insurance company subsidiaries, which will increase their statutory surplus. This additional capital will permit us to reduce our reinsurance purchases and retain more gross written premiums over time.

For the years ended December 31, 2003, 2002 and 2001, our insurance companies’ revenues consisted primarily of policy fees, comprised primarily of origination and installment fees charged to our policyholders, and a small amount of investment income earned on invested assets and realized gains and losses. Beginning January 1, 2004, our insurance companies’ revenue will include:

•	net premiums earned, which is the sum of the premiums earned on direct and assumed premiums written less premiums earned on premiums we cede to reinsurers;

•	net investment income we earn on our invested assets, together with realized gains and losses on our investments; and

•	policy fee revenues, which are comprised primarily of origination and installment fees charged to our policyholders.

For the years ended December 31, 2003, 2002 and 2001, our insurance companies’ expenses consisted primarily of policy acquisition expenses, less ceding commissions that we received under reinsurance contracts, and a small amount of operating and general expenses. Because our insurance companies received ceding commissions from Vesta Fire that exceeded their policy acquisition expenses, our insurance company segment reported negative expenses during the years ended December 31, 2003 and 2002. Beginning January 1, 2004, our insurance companies’ expenses will include:

•	losses and loss adjustment expenses, including estimates for losses and loss adjustment expenses incurred during a period and the changes in estimates for prior periods, less the portion of those losses and loss adjustment expenses that we cede to reinsurers;

•	policy acquisition fees, including commissions and fees paid to our underwriting agencies and unaffiliated underwriting agencies and premium taxes, less ceding commissions that we receive under reinsurance contracts; and

•	operating and general expenses, which include general and administrative expenses and other expenses.

The majority of these expenses are variable. Changes in expenses are closely correlated with changes in premium volume. Commission expenses and claims administration expenses are determined as a percentage of gross premiums earned according to contractual agreements with individual underwriting agencies.

Corporate and other.    The financial results of our corporate and other segment reflect other revenue and expenses that are not allocated to any particular segment, including: (1) investment income and investment gains and losses on investments held at the holding company level; (2) corporate interest expense; and (3) general corporate overhead expenses.

Results of Operations

The following table summarizes our historical results of operations by reporting segment. For more detailed information concerning the components of revenues and expenses by segment, please refer to Note 21 to our consolidated financial statements at page F-31 of this prospectus.

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Total Revenues:
Agency segment	$147,106	$131,756	$6,216
Insurance company segment	10,223	11,095	2,152
Corporate and other segment	—	—	—
Eliminations	(52,745)	(57,460)	—

Total	$104,584	$85,391	$8,368

Total Expenses:
Agency segment	$126,237	$119,446	$9,336
Insurance company segment	(544)	(635)	717
Corporate and other segment	803	1,012	83
Eliminations	(52,745)	(57,460)	—

Total	$73,751	$62,363	$10,136

Pretax Income:(1)
Agency segment	$20,869	$12,310	$(3,120)
Insurance company segment	10,767	11,730	1,435
Corporate and other segment	(803)	(1,012)	(83)

Total	$30,833	$23,028	$(1,768)

(1)	Income before taxes, minority interest and equity interest in unconsolidated subsidiaries.

Comparison of the Year Ended December 31, 2003 to December 31, 2002

Consolidated. Total revenues for the year ended December 31, 2003 were $104.6 million, an increase of $19.2 million, or 22.5%, as compared to total revenues of $85.4 million for the prior year.

Total expenses for the year ended December 31, 2003 were $73.8 million, an increase of $11.4 million, or 18.3%, as compared to total expenses of $62.4 million for the prior year.

Pretax income for the year ended December 31, 2003 was $30.8 million, an increase of $7.8 million or 33.9% as compared to pre-tax income of $23.0 million for the prior year. For the year ended December 31, 2003 the pretax margin, or pretax income divided by total revenue, expressed as a percentage, was 29.5% an increase from the 27.0% pretax margin recorded in the prior year.

Income tax expense for the year ended December 31, 2003 was $11.0 million, or an effective tax rate of 35.8%, as compared to income tax expense for the year ended December 31, 2002 of $8.6 million, or an effective tax rate of 37.4%.

For the year ended December 31, 2003, minority interest net of income taxes was $403,000 as compared to $703,000 in the prior year. The principal reason for the decrease in 2003 was our purchase on May 7, 2003 of the 20.0% interest in InsureOne that we did not own.

Agency segment. Total revenues for the year ended December 31, 2003 were $147.1 million, an increase of $15.3 million, or 11.7%, as compared to total revenues of $131.8 million in the prior year.

Revenues for the years ended December 31, 2003 and 2002 were generated primarily through commissions, policy fees and claims processing fees, as follows:

	Years Ended December 31,
	2003	2002
	(in millions)
Commissions	$81.1	$68.0
Policy and other fees	39.5	37.2
Claims processing fees	26.5	26.5
Investment income	—	0.1

Total	$147.1	$131.8

Commissions for the year ended December 31, 2003 were $81.1 million, an increase of $13.1 million, or 19.4%, as compared to commissions of $68.0 million in the prior year. We earned commissions in both our underwriting agencies and retail agencies. Commissions for our underwriting agencies, which include both provisional and profit-sharing commissions, for the year ended December 31, 2003 was $74.2 million, an increase of $11.1 million, or 17.5%, as compared to $63.1 million in the prior year.

Provisional commissions for our underwriting agencies for the year ended December 31, 2003 were $67.4 million, an increase of $5.3 million, or 8.5%, as compared to the provisional commissions of $62.1 million for our underwriting agencies during the prior year. The increase in provisional commissions was principally due to the increase in our provisional commission rate to 24.5% in 2003 as compared to 22.0% in the prior year and increases due to recording a full year of commissions for Driver’s Choice, which we acquired on August 1, 2002, partially offset by a decrease in the gross premiums written produced by our underwriting agencies. For the year ended December 31, 2003, gross premiums written produced by our underwriting agencies were $275.2 million, a decrease of $7.4 million, or 2.6%, as compared to $282.6 million in the prior year. The principal reasons for the decline in gross premiums written were the closing of 13 retail locations in our InsureOne retail operations, as well as re-pricing and re-underwriting activities in all of our underwriting agencies.

Profit-sharing commissions for the year ended December 31, 2003 were $6.8 million, an increase of $5.8 million as compared to profit-sharing commissions of $1.0 million for the prior year. The increase in profit-sharing commissions was principally a result of positive loss ratio development for business produced by our InsureOne, American Agencies and A-Affordable underwriting agencies as compared to provisional loss ratios.

Commissions related to our retail agencies’ sales of unaffiliated insurance companies’ products were $6.9 million for the year ended December 31, 2003, an increase of $2.1 million, or 44.0%, as compared to commissions related to the sale of unaffiliated insurance companies’ products of $4.8 million in the prior year.

Policy and other fees for the year ended December 31, 2003 were $39.5 million, an increase of $2.3 million, or 6.1%, as compared to policy and other fees of $37.2 million for the prior year. The increase in policy and other fees during 2003 as compared to 2002 was principally due to increased installment billing fees in our underwriting agencies in Texas.

Claims processing fees for the year ended December 31, 2003 were $26.5 million, equal to the amount of claims processing fees of $26.5 million in the prior year. Claims processing fees are paid to us based on a contractual rate relative to the amount of gross premiums earned on business that underwriting agencies produce. We recognize these fees over the expected service period based on the historical amount and timing of claims settlement expenses relative to the revenue we receive for performing claims settlement services.

Total expenses for the year ended December 31, 2003 were $126.2 million, an increase of $6.8 million, or 5.7%, as compared to total expenses of $119.4 million in the prior year.

•	Commission expenses for the year ended December 31, 2003 were $23.8 million, a decrease of $3.3 million, or 12.3%, as compared to $27.2 million for the prior year, principally due to a decline in commission rate to 15.1% in 2003 from 16.7% during the prior year.

•	Employee compensation and benefit expenses for the year ended December 31, 2003 were $57.7 million, an increase of $3.0 million, or 5.5%, as compared to $54.7 million in the prior year. The increase in employee compensation and benefit expenses was principally due to recording a full year of expense for Driver’s Choice, which we acquired effective August 1, 2002 and an increase in performance-based compensation.

•	Depreciation and amortization expenses for the year ended December 31, 2003 were $3.6 million, an increase of $1.2 million, as compared to $2.4 million in the prior year. The increases in depreciation and amortization expenses were principally due to an increase of $1.0 million in amortization of intangibles related to acquisitions and increases in amortization and depreciation as a result of increases in software and hardware purchases related to the integration of our acquisitions.

•	Operating expenses for the year ended December 31, 2003 were $41.1 million, an increase of $5.9 million, or 16.8%, as compared to $35.2 million in the prior year. The increase in operating expenses was primarily a result of increases in advertising expenditures of $1.1 million, increases in claims processing expenses of $3.0 million and recording a full year of operating expenses for Driver’s Choice which we acquired effective August 1, 2002.

Pretax income for the year ended December 31, 2003 was $20.9 million, an increase of $8.6 million, or 69.5%, as compared to pretax income of $12.3 million in the prior year. For the year ended December 31, 2003 the pretax margin was 14.2%, an increase from the 9.3% pretax margin recorded in the prior year.

Insurance company segment.    Total revenues for the year ended December 31, 2003 were $10.2 million, a decrease of $872,000, or 7.9%, as compared to total revenues of $11.1 million for the prior year. The decrease in total revenues in 2003 was principally due to a reduction in policy and other fees as a result of a decrease in the volume of non-standard personal automobile business of InsureOne written by our insurance companies. For the year ended December 31, 2003 policy and other fees were $9.6 million, a decrease of $1.1 million, or 10.4%, as compared to $10.7 million of policy and other fees in the prior year. Prior to December 31, 2003, our insurance companies were a party to a reinsurance agreement with Vesta Fire pursuant to which they ceded 100.0% of premiums, losses and loss adjustment expenses to Vesta Fire and retained all policy fees.

Net investment income for the year ended December 31, 2003 was $159,000, a decrease of $212,000 from net investment income of $371,000 in the prior year. Net realized capital gains for the year ended December 31, 2003 were $457,000 and no gains were realized in the prior year.

Total expenses for the year ended December 31, 2003 were a negative $544,000, an increase of $91,000 as compared to total expenses of negative $635,000 in the prior year. Our insurance companies received ceding commissions from Vesta Fire related to the premiums ceded in accordance with the reinsurance agreement. The negative expense recorded for the years ended December 31, 2002 and 2003 is a result of our insurance companies receiving ceding commissions in an amount greater than their policy acquisition and operating expenses.

For the year ended December 31, 2003, pretax income was $10.8 million, a decrease of $963,000, or 8.2%, as compared to pretax income of $11.7 million in the prior year. The decrease in pretax income was principally a result of lower policy fees in 2003 as compared to prior year.

Corporate and other segment.    Interest expense for the year ended December 31, 2003 was $803,000, as compared to interest expense of $1.0 million for the prior year. The interest expense in 2003 represents interest payments on a note payable related to the Harbor Insurance Group, Inc. acquisition, starting in January of 2003 when the final determination of the contingent payments was made. The interest expense in 2002 was related to notes payable to Vesta that were repaid in full and cancelled on September 30, 2002.

Comparison of the Year Ended December 31, 2002 to December 31, 2001

Consolidated. Total revenues for the year ended December 31, 2002 were $85.4 million, an increase of $77.0 million as compared to total revenues of $8.4 million for the prior year.

Total expenses for the year ended December 31, 2002 were $62.4 million, an increase of $52.3 million as compared to total expenses of $10.1 million for the prior year.

For the year ended December 31, 2002, pretax income was $23.0 million, an increase of $24.8 million in pretax income as compared to a pretax loss of $1.8 million in the prior year. The improvement in pretax income was principally a result of our agency acquisitions during 2001 and 2002. The pretax income of our insurance company segment for the year ended December 31, 2002 was $11.7 million compared to $1.4 million for the prior year. The increased pretax income in our insurance company segment was principally due to policy fee revenue resulting from the non-standard personal automobile insurance business of InsureOne written by the insurance companies following our acquisition of InsureOne in January 2002.

Income tax expense for the year ended December 31, 2002 was $8.6 million, or an effective tax rate of 37.4%. Income tax expense for the year ended December 31, 2001 was $608,000. The income tax expense recorded in 2001 was affected by the pooling of interest accounting related to our insurance company acquisitions.

For the year ended December 31, 2002, minority interest net of income taxes was $703,000, an increase of $629,000 as compared to $74,000 in the prior year. The increase in 2002 was a result of recording of the full year impact of minority interest of the October 2001 acquisition of Space Coast and the minority interest related to our January 2002 acquisition of InsureOne.

Agency segment. Total revenues for the year ended December 31, 2002 were $131.8 million, an increase of $125.5 million as compared to total revenues of $6.2 million for the prior year. The significant increase in total revenue in 2002 was principally due to the acquisitions of six retail and/or underwriting agencies in 2001 and 2002. A-Affordable and Space Coast were acquired in October of 2001 and American Agencies, Harbor and InsureOne were acquired in January of 2002. In August 2002, we acquired Driver’s Choice. Prior to the six acquisitions, we operated one retail agency that sold non-standard personal automobile insurance policies for unaffiliated insurance companies.

Total expenses for the year ended December 31, 2002 were $119.4 million, an increase of $110.1 million as compared to total expenses of $9.3 million for the prior year. The increase in total expenses in 2002 was principally due to the acquisitions of six retail and/or underwriting agencies in 2001 and 2002, as mentioned above.

For the year ended December 31, 2002, pretax income was $12.3 million an increase in pretax income of $15.4 million as compared to a pretax loss of $3.1 million in the prior year.

Insurance company segment.    Total revenues for the year ended December 31, 2002 were $11.1 million, an increase of $8.9 million as compared to total revenues of $2.2 million for the prior year. The increase in total revenue in 2002 was principally due to increases in policy and other fees as a result of the non-standard personal automobile business of InsureOne written by our insurance companies beginning in 2002. For the year ended December 31, 2002, policy and other fees were $10.7 million as compared to policy and other fees of negative $12,000 in the prior year. Prior to December 31, 2003, our insurance companies were a party to a reinsurance agreement with Vesta Fire and retained all policy fees.

Net investment income for the year ended December 31, 2002 was $371,000, a decrease of $949,000 from the prior year net investment income of $1.3 million. The lower net investment income in 2002 compared to 2001 was due to a reduction in average invested assets in 2002 as a result of the payment of a $15.8 million dividend in the third quarter of 2001 by the insurance companies to Vesta. The insurance companies did not realize any capital gains for the year ended December 31, 2002, as compared to $844,000 of net realized capital gains in the prior year, which resulted from the sale of fixed income investments.

Total expenses for the year ended December 31, 2002 were a negative $635,000, a decrease of $1.4 million from the prior year total expenses of $717,000. Our insurance companies received ceding commissions from Vesta Fire related to the premiums ceded in accordance with the reinsurance agreement. The negative expense recorded for the year ended December 31, 2002 is a result of our insurance companies receiving ceding commissions in an amount greater than their policy acquisition and operating expenses.

For the year ended December 31, 2002, pretax income was $11.7 million, an increase of $10.3 million as compared to pretax income of $1.4 million in the prior year.

Corporate and other segment.    Interest expense for the year ended December 31, 2002 was $1.0 million, an increase of $929,000 compared to the $83,000 of interest expense in the prior year. The interest expense in 2002 and 2001 was related to notes payable to Vesta, which were repaid and cancelled on September 30, 2002. The increase in interest expense during 2002 was due to higher average notes payable balances in 2002 as compared to 2001, as the notes payable in 2002 were outstanding for nine months as compared to two months in 2001.

Supplemental Information Regarding the Operations of Vesta’s Non-Standard Underwriting Segment

Effective December 31, 2003, we cancelled the quota share reinsurance contracts between our insurance companies and Vesta, and we assumed the non-standard personal automobile insurance business of Vesta’s other insurance company subsidiaries. The cancellation of our insurance companies’ quota share reinsurance contract with Vesta was on a cut-off basis, meaning that Vesta remains liable for any losses and loss adjustment expenses that occurred on or before December 31, 2003. These transactions are more fully described in this prospectus under the heading “Our Separation From Vesta.” As a result of these transactions, Vesta transferred all future economic interest in the NSA Business to us beginning on January 1, 2004.

Historically, Vesta managed the non-standard personal automobile insurance business of its various insurance subsidiaries, including Affirmative Insurance Company and Insura, as a separate reporting segment called the non-standard underwriting segment. The following financial information concerning Vesta’s non-standard underwriting segment, which comprised 100% of the NSA Business, has been supplied to us by Vesta. While the results of this segment may differ from the results we will experience beginning on January 1, 2004, we believe that the historical results of Vesta’s non-standard underwriting segment may be useful and material to an understanding of our insurance company segment.

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Revenues:
Net premiums earned	$167,411	$161,477	$10,169
Policy and other fees	22,036	11,090	156
Other	2,890	5,363	4,237

Total revenues	192,337	177,930	14,562
Expenses:
Losses and loss adjustment expenses	114,426	100,278	7,997
Policy acquisition and operating expenses	68,668	67,052	2,632

Total expenses	183,094	167,330	10,629

Pretax income	$9,243	$10,600	$3,933

Comparison of the Year Ended December 31, 2003 to December 31, 2002

Total revenues for the year ended December 31, 2003 were $192.3 million, an increase of $14.4 million, or 8.1%, as compared to total revenues of $177.9 million in the prior year. The increase in total revenue during 2003, as compared to prior year was principally due to increases in net premiums earned and policy service fee income.

For the year ended December 31, 2003, net premiums earned were $167.4 million, an increase of $5.9 million, or 3.7%, as compared to net premiums earned of $161.5 million in the prior year. Of the total net premiums earned of $167.4 million for the year ended December 31, 2003, the net premiums earned on policies written through affiliated underwriting agencies were approximately $136.7 million, a decrease of $3.0 million, or 2.2%, as compared to the prior year. The decrease in net premiums earned during 2003 as compared to 2002 was principally due to a reduction in retention of gross premiums written that were produced by affiliated underwriting agencies. For the year ended December 31, 2003, $150.8 million of net premiums written, or 54.8%, or the gross premium produced by affiliated underwriting agencies was retained, as compared to $173.9 million of net premiums written, or 61.5%, of gross written premiums written in the prior year.

Net premiums earned on policies written through unaffiliated underwriting agencies were $30.7 million for the year ended December 31, 2003, an increase of $8.9 million or 40.8% as compared to net premiums earned of $21.8 million for the prior year. The increase in net premiums earned during 2003 was principally due to an increase in premium volume from an unaffiliated underwriting agency where 100.0% of the gross premiums written by the agency are retained.

For the year ended December 31, 2003, policy and other fee income was $24.9 million, an increase of $8.4 million, or 50.9%, as compared to $16.5 million of policy and other fee income in the prior year. The increase in fee income was due to increases in policy service fees, partially offset by a decline in issuing carrier fees. For the year ended December 31, 2003 policy service fee income was $22.0 million, an increase of $10.9 million compared to $11.1 million in policy service fee income in the prior year. The increase in policy fees was principally a result of increases in policy service fee income of the non- standard automobile business produced by affiliated underwriting agencies in Texas and Florida. Issuing carrier fees of approximately $2.9 million were earned for the year ended December 31, 2003, as compared to $5.4 million in 2002. The decrease in issuing carrier fees was primarily attributable to the decrease in gross premiums written through an unaffiliated underwriting agency in California that was terminated in the fourth quarter of 2002.

For the year ended December 31, 2003, losses and loss adjustment expenses were $114.4 million, an increase of $14.1 million or 14.1% as compared to $100.3 million of losses and loss adjustment expenses in the prior year. The loss and loss adjustment expense ratio for year ended December 31, 2003 was 60.4%, compared with 58.1% for the prior year. The increase in losses and loss adjustment expenses was primarily attributable to the increase in premium volume during 2003 as compared to prior year and increases in the losses and loss adjustment expenses of both affiliated and unaffiliated underwriting agencies during 2003 as compared to 2002.

Total policy acquisition and operating expenses for the year ended December 31, 2003 were $68.7 million, an increase of $1.6 million or 2.4% as compared to $67.1 million in the prior year. The increase in policy acquisition and operating expenses incurred was primarily attributable to the increase in premium volume during 2003 as compared to prior year and partially offset by a decrease in the expense ratio related to the business produced through affiliated underwriting agencies.

For the year ended December 31, 2003, pretax income was $9.2 million, a decrease of $1.4 million, as compared to pretax income in the prior year. The combined ratio for the year ended December 31, 2003 was 96.6% as compared to 97.0% for the prior year.

Comparison of the Year Ended December 31, 2002 to December 31, 2001

Total revenues for the year ended December 31, 2002 were $177.9 million, an increase of $163.3 million from the prior year total revenues of $14.6 million. The significant increase in total revenue in 2002 was principally attributable to new business produced by affiliated underwriting agency operations, which acquired several agencies in late 2001 and early 2002.

For the year ended December 31, 2002, net premiums earned were $161.5 million an increase of $151.3 million as compared to net premiums earned of $10.2 million in the prior year. Of the total net premiums earned of $161.5 million for the year ended December 31, 2002, the net premiums earned on policies written through affiliated underwriting agencies were approximately $139.7 million and net premiums earned on policies written through unaffiliated underwriting agencies were $21.8 million. The largest component of the net premiums earned on policies written through affiliated underwriting agencies was approximately $122.5 million of net premiums earned on policies written through InsureOne, which was acquired by Affirmative effective January 1, 2002.

For the year ended December 31, 2002, policy and fee income was $16.5 million, an increase of $12.1 million, as compared to $4.4 million of fee income in the prior year. The increase in fee income was due to increases in policy fees and issuing carrier fees. For the year ended December 31, 2002 policy fee income was $11.1 million, compared to $156,000 in policy fee income in the prior year. The increase in policy service fees was principally a result of the non-standard personal automobile business of InsureOne written by the insurance companies in 2002. Issuing carrier fees of approximately $5.4 million were earned for the year ended December 31, 2002, as compared to $4.2 million in 2001. The increase in issuing carrier fees was primarily attributable to increases in gross premiums written of two unaffiliated underwriting agencies in 2002 as compared to 2001.

For the year ended December 31, 2002, losses and loss adjustment expenses were $100.3 million, an increase of $92.3 million as compared to $8.0 million of losses and loss adjustment expenses in the prior year. The increase in losses and loss adjustment expenses was primarily attributable to the increase in earned premium produced by affiliated underwriting agency operations. The loss and loss adjustment expense ratio for year ended December 31, 2002 was 58.1%, compared with 77.4% for the prior year.

Total policy acquisition and operating expenses for the year ended December 31, 2002 were $67.1 million, an increase of $64.5 million as compared to policy acquisition and operating expenses of $2.6 million in the prior year. The increase in policy acquisition and operating expenses was consistent with the corresponding increase in earned premium which was primarily attributable to the increase in earned premium produced by affiliated underwriting agency operations. The expense ratio for the year ended December 31, 2002 was 37.7%, as compared to an expense ratio of 18.1% for the prior year.

For the year ended December 31, 2002, pretax income was $10.6 million, an increase of $6.7 million in 2002, as compared to $3.9 million in the prior year. The combined ratio for the year ended December 31, 2002 was 97.0% compared to 102.9% for the prior year.

Liquidity and Capital Resources

Sources of funds.    We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders, meet our debt payment obligations and pay our taxes and administrative expenses is largely dependent on dividends or other distributions from our subsidiaries, including our insurance company subsidiaries.

There are no restrictions on the payment of dividends by our non-insurance company subsidiaries other than state corporate laws regarding solvency. As a result, our non-insurance company subsidiaries generate revenues, profits and net cash flows that are generally unrestricted as to their availability for the payment of dividends, and we expect to use those revenues to service our corporate financial obligations, such as debt service and stockholder dividends. As of December 31, 2003, we had $520,000 of cash and invested assets at the holding company level and $12.6 million of cash and invested assets at our non-insurance company subsidiaries.

State insurance laws restrict the ability of our insurance company subsidiaries to declare stockholder dividends. These subsidiaries may not make an “extraordinary dividend” until 30 days after the applicable commissioner of insurance has received notice of the intended dividend and has not objected in such time or until the commissioner has approved the payment of the extraordinary dividend within the 30-day period. An extraordinary dividend is defined as any dividend or distribution of cash or other property whose fair market value, together with that of other dividends and distributions made within the preceding 12 months, exceeds the greater of 10.0% of the insurance company’s surplus as of the preceding December 31 or the insurance company’s net income for the 12-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurance company’s remaining surplus after payment of a dividend or other distribution to stockholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. In 2004, our insurance companies may pay up to $3.7 million in ordinary dividends without prior regulatory approval, although we do not anticipate that our insurance company subsidiaries will pay dividends in the foreseeable future because we intend to reduce our reinsurance purchases and seek stronger financial strength ratings for our insurance company subsidiaries, both of which will require that the statutory surplus of our insurance company subsidiaries be increased.

The National Association of Insurance Commissioners’ model law for risk-based capital provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2003, the capital ratios of both of our insurance companies substantially exceeded the risk-based capital requirements. As of December 31, 2003 the capital ratios of both of our insurance companies exceeded the highest level for regulatory action under the risk-based capital guidelines.

Our operating subsidiaries’ primary sources of funds are premiums received, commission and fee income, investment income and the proceeds from the sale and maturity of investments. Funds are used to pay claims and operating expenses, to purchase investments and to pay dividends to our holding company.

Net cash provided by operating activities was $38.8 million for the year ended December 31, 2003, as compared to net cash used in operating activities of $898,000 for the year ended December 31, 2002 and $27.9 million for the year ended December 31, 2001. The increase in cash flow generated from operations for the year ended December 31, 2003 compared to the prior year was principally due to an increase in our net income, our increased collection of premiums and commissions receivable, amounts due reinsurers and the collection of two intercompany receivables. The decrease in cash flow used in operating activities for the year ended December 31, 2002 compared to the prior year primarily resulted from an increase in our net income and an increase in amounts due reinsurers, less increases in our premiums and commissions receivable.

Net cash used in investment activities amounted to $20.2 million for the year ended December 31, 2003, as compared to net cash used in investment activities of $2.6 million for the year ended December 31, 2002 and net cash provided of $27.0 million for the year ended December 31, 2001. The increase in cash used in investment activities for the year ended December 31, 2003 as compared to the prior year resulted from increases in our purchases of bonds and property and equipment, and an increased use of cash in connection with our acquisition program. The increase in cash used in investment activities for 2002 compared to the prior year was largely due to our sale of bonds and cost of bonds acquired in 2001, which was not repeated in 2002, an increase in our purchases of property and equipment and an increase in the consideration due for acquisitions.

Net cash used in financing activities was $5.4 million for the year ended December 31, 2003, $1.0 million for the year ended December 31, 2002 and $10.3 million for the year ended December 31, 2001. The increase in cash used in financing activities for the year ended December 31, 2003 compared to the prior year was principally due to an increase in principal repayments on a note. The decrease in cash used in financing activities for the year ended December 31, 2002 compared to the prior year resulted from a decrease in the amount of dividends paid and our issuance of additional notes.

We believe that existing cash and investment balances, as well as new cash flows generated from operations, will be adequate to meet our capital and liquidity needs during the 12-month period following the date of this offering at both the holding company and insurance company levels.

Contractual Obligations and Commitments

The following table identifies our contractual obligations by payment due period as of December 31, 2003:

	2004	2005	2006	2007	2008	2009 or later	Total
	(in thousands)
Consideration due for acquisitions	$3,900	$100	$125	$150	$—	$—	$4,275
Capital leases	218	176	—	—	—	—	394
Operating leases(1)	7,077	5,755	4,085	1,436	1,124	1,224	20,701
Notes payable(2)	6,478	3,489	53	—	—	—	10,020

Total contractual obligations	$17,673	$9,520	$4,263	$1,586	$1,124	$1,224	$35,390

(1)	Consists of rental obligations under real estate leases related to our retail operations and our corporate offices.
(2)	Consists primarily of $6.4 million of payments in 2004 and $3.4 million in payments in 2005 related to the purchase of Harbor Insurance Group, Inc.

Quantitative and Qualitative Disclosures about Market Risk

We believe that interest rate risk and credit risk are the two types of market risk to which we are principally exposed.

Interest rate risk.    Our investment portfolio consists principally of investment-grade, fixed income securities, all of which are classified as available for sale. Accordingly, the primary market risk exposure to our debt securities is interest rate risk. In general the fair market value of a portfolio of fixed income securities increases or decreases inversely with changes in market interest rates, while net investment income realized from future investments in fixed income securities increases or decreases along with interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to reinvestment risk should interest rates fall and issuers call their securities and we reinvest at lower interest rates. We attempt to mitigate this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to a defined range of three to four years. The fair value of our fixed income securities as of December 31, 2003 was $6.6 million. The effective duration of the portfolio as of December 31, 2003 was 3.3 years. Should the market interest rates increase 1.0%, our fixed income investment portfolio would be expected to decline in market value by 3.3%, or $218,000, representing the effective duration multiplied by the change in market interest rates. Conversely, a 1.0% decline in interest rates would result in a 3.3%, or $218,000, increase in the market value of our fixed income investment portfolio.

Credit risk.    An additional exposure to our fixed income securities portfolio is credit risk. We attempt to manage our credit risk by investing only in investment grade securities and limiting our exposure to a single issuer. As of December 31, 2003, we invested primarily in U.S. Treasury Securities, with only one fixed income investment valued at $223,000 not invested in U.S. Treasury Securities.

We are subject to credit risks with respect to our reinsurers. Although a reinsurer is liable for losses to the extent of the coverage which it assumes, our reinsurance contracts do not discharge our insurance companies from primary liability to each policyholder for the full amount of the applicable policy, and consequently our insurance companies remain obligated to pay claims in accordance with the terms of the policies regardless of whether a reinsurer fulfills or defaults on its obligations under the related reinsurance agreement. In order to mitigate credit risk to reinsurance companies, we attempt to select financially strong reinsurers with an A.M. Best rating of “A-” or better and continue to evaluate their financial condition.

At December 31, 2003 our net amounts recoverable from reinsurers was $94.5 million, of which $87.6 million was due from Vesta Fire, which is rated “B” (Fair) by A.M. Best and is currently under review by

A.M. Best with negative implications. Effective January 1, 2004, Vesta Fire paid us $20.1 million of the $87.6 million recoverable due to us. We anticipate the reinsurance recoverable due from Vesta Fire to decline over time as the loss and loss adjustment expenses that were ceded related to non-standard automobile business written by us prior to December 31, 2003 are paid.

As part of the terms of the acquisition of Affirmative Insurance Company and Insura, Vesta has indemnified us for any losses due to uncollectible reinsurance related to reinsurance agreements entered into with unaffiliated reinsurers prior to December 31, 2003. As of December 31, 2003, all such unaffiliated reinsurers had A.M. Best ratings of “A-” or better.

Effects of inflation.    We do not believe that inflation has a material effect on our results of operations, except for the effect that inflation may have on interest rates and claims costs. The effects of inflation are considered in pricing and estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on our results are not known until claims are ultimately settled. In addition to general price inflation, we are exposed to a persisting long-term upward trend in the cost of judicial awards for damages. We attempt to mitigate the effects of inflation in our pricing and establishing of loss and loss adjustment expense reserves.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. We had previously adopted all provisions of SFAS No. 123. Accordingly, the initial adoption of SFAS No. 148 did not have an impact on our financial condition or results of operations, nor does our management believe the provisions of this standard will have a material impact on our future operations.

In November 2002, the FASB issued Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which covers guarantees such as standby letters of credit, performance guarantees, and direct and indirect guarantees of indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and we adopted FIN 45 on January 1, 2003, which has not had a material impact on our financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 states that if a business enterprise is the primary beneficiary of a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements of the business enterprise. This Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 also requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. Due to significant implementation concerns, the FASB modified the wording of FIN 46 and issued FIN 46R in December 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to entities other than Special Purpose Entities, or SPEs, until financial statements are issued for periods ending after March 15, 2004. SPEs are subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. The adoption of FIN 46 and FIN 46R did not have a material impact on our consolidated financial position or consolidated results of operations.

THE NON-STANDARD PERSONAL AUTOMOBILE INSURANCE INDUSTRY

Non-standard personal automobile insurance provides coverage to drivers who find it difficult to obtain insurance from preferred or standard insurance companies due to a number of factors, including lack of prior insurance, failure to maintain continuous coverage, age, prior accidents, driving violations, type of vehicle or because they have limited financial resources. These factors individually or combined create risks with higher than average loss costs or transaction expenses causing the preferred and standard insurance companies to avoid providing coverage. Customers who must purchase non-standard automobile insurance policies generally pay higher premiums for similar coverage than those who qualify for standard or preferred policies. Typically, non-standard personal automobile insurance policies are issued for the minimum limits of coverage mandated by state laws. While there is no established industry-recognized demarcation between non-standard personal automobile insurance policies and other personal automobile insurance policies, we believe, based on data compiled from A.M. Best, that non-standard personal automobile insurance policies generally constitute approximately 21.3% of the personal automobile insurance market or about $30.6 billion in annual direct written premiums nationally. The following table compiled from A.M. Best displays the non-standard personal automobile insurance market as a segment of the personal automobile insurance market from 1995 to 2002, the last year that industry data is available.

	1995	1996	1997	1998	1999	2000	2001	2002
Non-Standard Auto Direct Premiums Written(1)	$17.4	$19.6	$22.0	$23.3	$24.0	$24.3	$26.6	$30.6
Personal Auto Lines Direct Premiums Written(1)	104.2	109.2	114.8	117.6	118.9	120.5	130.3	143.6

Non-Standard Auto as a % of Personal Auto Lines Direct Premiums Written(1)	16.7%	17.9%	19.2%	19.8%	20.2%	20.2%	20.4%	21.3%

(1)	Direct written premiums are premiums on policies issued by a particular insurance company. Direct written premiums, together with premiums assumed from other insurance companies, generally constitute gross premiums written.

For the year ended December 31, 2002, the following chart sets forth, for each of the states in which we operate: (1) the total direct written premiums generated by sales of personal automobile insurance policies; (2) the direct written premiums attributable to sales of non-standard personal automobile insurance policies; and (3) the direct written premiums attributable to sales of non-standard personal automobile insurance policies expressed as a percentage of the total direct written premiums generated by sales of personal automobile insurance policies.

	Total Personal Auto Direct Written Premium	Non-Standard Auto Direct Written Premium	Non-Standard Auto Direct Written Premium as a Percentage of Total Personal Auto Market
	(dollars in millions)
California	$16,625	$3,832	23.0%
Texas	10,610	3,970	37.4
Florida	9,724	3,314	34.1
Illinois	5,341	888	16.6
Georgia	4,284	1,233	28.8
Indiana	2,654	521	19.6
Missouri	2,602	512	19.7
South Carolina	2,007	563	28.1
Alabama	1,933	478	24.7
Utah	997	235	23.6
New Mexico	831	231	27.8

Total	$57,608	$15,777	27.4%

Source: A.M. Best

The non-standard personal automobile insurance industry is cyclical in nature, characterized by periods of price competition and excess capacity, or soft markets, followed by periods of higher premium rates and shortages of underwriting capacity, or hard markets. In the late 1990s, many non-standard personal automobile insurers attempted to capture more business by reducing rates. We believe that these industry-wide rate reductions, combined with increased severity trends during the period, contributed to the deterioration of industry loss ratios in the years 1999 through 2001. We believe that during 2002 and 2003, the underwriting results in the non-standard personal automobile insurance business improved as a result of favorable pricing and competitive conditions that allowed for broad increases in rate levels by insurers.

BUSINESS

We are a growing producer and provider of non-standard automobile insurance policies to individual consumers in highly targeted geographic markets. Non-standard personal automobile insurance policies provide coverage to drivers who find it difficult to obtain insurance from standard insurance companies due to their lack of prior insurance, age, driving record, limited financial resources or other factors. Non-standard automobile insurance policies generally require higher premiums than standard policies for comparable coverage. We currently offer our products and services in selected markets within 11 states, including Texas, Illinois and California. Based upon information from A.M. Best, the 11 states in which we operate collectively represent approximately 50% of the non-standard personal automobile insurance market, representing approximately $15.8 billion in direct written premiums in 2002. We believe the states in which we operate are among the most attractive non-standard personal automobile insurance markets due to a number of factors, including size of market and existing regulatory and competitive environments.

Our business is led by a group of experienced insurance professionals with significant expertise in acquiring, building and managing successful non-standard personal automobile insurance operations. Between 2001 and 2003, our continuing operations consisted of underwriting and retail agencies that produced non standard personal automobile insurance policies for various insurance companies, including those of Vesta. During this period, our total agency revenues grew from $6.2 million to $147.1 million, and our total agency pretax income grew from a loss of $3.1 million to pretax income of $20.9 million. Substantially all of this growth was achieved through the acquisition of six regionally-branded underwriting agencies and/or retail agencies in 2001 and 2002, coupled with our subsequent implementation of disciplined underwriting, pricing and claims practices.

For periods prior to December 31, 2003, we also managed the NSA Business, and Vesta reported the financial results of this business in a separate financial reporting segment. As discussed below, as of December 31, 2003, Vesta transferred to us two insurance companies and all future economic interest in the NSA Business. From 2000 to 2003, Vesta reported that the total revenues for the NSA Business grew from $14.6 million to $192.3 million, earned premium grew from $10.2 million to $167.4 million and pretax income grew from $3.9 million to $9.2 million.

Our Operating Structure

We believe that the delivery of non-standard personal automobile insurance policies to individual consumers requires the interface of three basic operations, each with a specialized function:

•	Insurance companies, which possess the insurance licenses and capital necessary to issue insurance policies;

•	Underwriting agencies, which supply centralized infrastructure and personnel required to design and service insurance policies that are distributed through retail agencies; and

•	Retail agencies, which provide multiple points of sale under established local brands with personnel licensed and trained to sell insurance policies to individual consumers.

Our subsidiaries include two insurance companies licensed to write insurance policies in 26 states, four underwriting agencies and four retail agencies with 140 retail store locations serving five states. These three operating components often function as a vertically integrated unit, capturing the premium, and associated risk, and commissions and fees generated from the sale of an insurance policy. There are many other instances, however, when each of our operations functions independently with third parties on an unbundled basis. For example, currently our insurance companies have relationships with five unaffiliated underwriting agencies that design, distribute and service our policies through their approximately 3,900 independent agencies, and our underwriting agencies distribute insurance policies through approximately 1,800 independent agencies in addition to our 140 retail stores.

In addition, our retail stores sell non-standard personal automobile insurance policies and other complementary insurance products on behalf of unaffiliated insurance companies. The following chart illustrates our operations:

We believe the ability to unbundle our operations and enter into a variety of business relationships with third parties allows us to maximize sales penetration while managing growth strategies and industry cycles better than if we employed a single, vertically integrated operating structure.

Our historical revenues consisted primarily of commissions and fees earned by our underwriting agencies for premiums they produced. Beginning January 1, 2004, our revenues will also include net premiums earned by our insurance companies. We measure the gross premiums written from which we derive either of these components of revenue as our Total Controlled Premium. The following table displays our Total Controlled Premium by distribution channel for the year ended December 31, 2003:

	Total Controlled Premium	% of Total
	(dollars in millions)
Our underwriting agencies:
Our retail stores	$117.9	30.6%
Independent agencies	157.3	40.8
Unaffiliated underwriting agencies	110.5	28.6

Total	$385.7	100.0%

Of this Total Controlled Premium of $385.7 million, approximately $324.8 million, comprising 100% of the NSA Business, was written or reinsured by Vesta’s insurance companies, and approximately $60.9 million was written by Old American, an unaffiliated insurance company, and reinsured by unaffiliated reinsurers.

Our Strengths

Our mission is to create and sustain superior returns for our stockholders through both soft and hard markets. We believe that we have developed certain strengths that help us achieve our mission, including:

•	Return-on-equity focused culture. We have established return on equity benchmarks as the fundamental focus of our business model and operating strategies. We have educated our employees about these goals, communicated this commitment to all levels within our organization and developed incentive compensation structures that reward attainment of these targets.

•	Underwriting discipline. We are committed to pricing and underwriting standards which are designed to meet or exceed our targeted underwriting profit margins. We employ highly sophisticated pricing segmentation and product differentiation methods. In addition, we couple a continuous competitive market analysis with an analysis of information from our database to respond or act quickly with changes in our pricing, product structures and underwriting guidelines, as appropriate.

•	Flexible operating model. We believe that our ability to deploy and manage multiple distribution channels and our relationships with unaffiliated third parties enable us to operate more profitably through both hard and soft markets. During hard markets, we believe that our insurance companies’ relationships with unaffiliated underwriting agencies and our underwriting agencies’ relationships with independent agencies complement our retail sales efforts and facilitate maximum sales penetration. This allows us to maximize distribution of our insurance policies at underwriting margins we believe to be attractive. In soft markets, our commitment to underwriting discipline may result in declining sales of our policies in favor of lower-priced products from other insurance companies willing to accept less attractive underwriting margins. Through our underwriting agencies’ relationships with unaffiliated insurance companies and our retail stores’ relationships with unaffiliated underwriting agencies and insurance companies, we are positioned in soft markets to generate increased commission and fee revenue from sales of third-party policies. We believe this flexible operating model is unique in the non-standard personal automobile insurance marketplace and differentiates us from our competitors.

•	Strong retail brands. We believe that our retail agencies are among the most established brands in each of their respective markets, providing us a competitive advantage and enabling us to better attract customers. In contrast to the traditional state-by-state marketing approach that is a common practice in our industry, we have adopted the DMA® as the fundamental marketing focus for our retail operations. DMAs® are commonly used in the advertising industry to describe mutually exclusive television marketing areas. We acquire and manage our retail brands on a DMA®-by- DMA® basis. We believe that segmenting our geographic markets into DMAs® facilitates the concentration of our advertising and brand support activities, allowing us to more cost-effectively leverage each of our regional brands.

•	Effective claims handling techniques. We believe that a significant key to success in our industry is a disciplined focus on controlling claims handling costs. Whether through direct claims handling or in standards established for claims operations subject to our oversight, we are focused on implementing uniform “best practices” claim handling processes that are regularly measured, audited and upgraded. We believe our process allows us to effectively pay valid claims and dispute fraudulent claims in a timely manner.

•	Acquisition expertise. We believe that our industry remains highly fragmented. Our management team has significant expertise in identifying, acquiring and integrating non-standard personal automobile insurance retail and underwriting agency operations. Since 2001, we have acquired and integrated six retail and/or underwriting agencies.

•	Metrics-driven, analytical management approach. We believe that all aspects of our operation are best managed with a metrics-driven approach that bases our decisions on the continual measurement and analysis of pertinent and specific data. This emphasis on analytics extends across our entire operation.

•

Experienced management team.    Our business is managed by a group of insurance executives with an average of 17 years of experience in the insurance industry and an average of 11 years of experience focusing on the non-standard personal automobile insurance industry. We believe that this depth of experience is essential to the continued implementation of our operating strategy.

Our Growth Strategy

Our growth strategy, which includes a strong commitment to organic growth coupled with acquisition activity, is comprised of the following elements:

•	Increase sales through existing retail stores. We intend to expand brand awareness and increase sales within our DMAs® primarily through the extension of our advertising initiatives. We believe that strengthening our existing brands will result in increased prospect calls to and walk-in traffic in our retail stores, ultimately leading to sales growth. In the year ended December 31, 2003, our total media expenditures were $5.0 million, an increase of 27.1% over our total media expenditures in 2002. We have budgeted a 40.2% increase in our total media expenditures in 2004. We also intend to grow our sales volume by implementing targeted advertising initiatives based on the demographics of certain of our DMAs®. For instance, we engaged advertising specialists who developed a targeted Hispanic advertising campaign in our Chicago DMA® and throughout our Texas DMAs® in order to promote our retail stores’ ability to reach this attractive and fast-growing segment of the market.

•	Open new retail stores. Our management team monitors each of our DMAs® to identify attractive locations to open new retail stores. In addition, we may seek to enter new DMAs® by opening new retail stores. For example, in the first quarter of 2003, we opened two additional stores in the San Antonio DMA® under our A-Affordable brand, and in the third quarter of 2003, we entered both the Rio Grande Valley and Corpus Christi, Texas DMAs® by opening five stores under our A-Affordable brand based on the established strength of that brand in the Dallas-Fort Worth, Houston and San Antonio DMAs®. In 2004, we plan on opening five additional stores in our current Texas DMAs®.

•	Leverage and develop independent agency relationships. We believe that by maintaining strong product positioning and service standards, our underwriting agencies have the ability to create significant independent agency loyalty, which results in increased sales by our existing independent agency force. Further, we are committed to building new relationships with other independent agencies in order to expand our overall distribution network in the most cost-effective manner. As of December 31, 2003, our underwriting agencies had distribution contracts with approximately 1,800 independent agencies, compared with approximately 1,500 independent agencies as of December 31, 2002.

•	Expand relationships with unaffiliated insurance companies and underwriting agencies. We intend to strengthen existing and cultivate new relationships with unaffiliated insurance companies that desire to distribute their non-standard personal automobile insurance products through our underwriting agencies and retail stores. Additionally, we are committed to exploring opportunities to increase our premium volume by establishing new relationships with unaffiliated underwriting agencies with established customer bases. In February 2004, we contracted with one new unaffiliated underwriting agency to produce additional premiums in California.

•	Offer new complementary and ancillary products. In order to generate additional revenues in our retail stores, we offer certain complementary third-party insurance and ancillary non-insurance products that appeal to our existing customers. Our retail managers monitor customer preferences and feedback within each of our DMA®s in order to adjust or expand our complementary and ancillary product offering.

•	Engage in acquisitions. We will continue to identify and evaluate acquisition prospects in new DMA®s based on one or more of the following criteria:

—      established market brand or presence;

—      annual premiums of greater than $10 million;

—      management with local market expertise;

—      competitively positioned products;

—      underdeveloped market penetration;

—      significant fee-based revenue potential; and

—      attractive operating or underwriting margins.

We will also consider acquisition prospects that may help us cost-effectively strengthen our geographic presence or brand awareness within our DMAs®. In markets where we currently own a strong brand, for instance, we will look for opportunities to acquire and re-brand competing retail locations, as this may be a more efficient alternative to opening new retail stores. In other DMAs® where our retail operations are new or relatively small, we may seek to acquire a retail operation with more established brand recognition than ours and re-brand our existing retail operations accordingly.

Acquisition History

In 2001 and 2002, we acquired and integrated six underwriting and/or retail agencies operating in eight states that we believe possessed the characteristics described above. Our management team has focused on integrating the underwriting agency operations of each of these acquisitions, consolidating underwriting, policy administration, claims handling and related functions and systems. Similarly, the sales strategy, operating policies, marketing initiatives and performance targets of each of our acquired retail operations have been coordinated under the direction of our centralized underwriting and retail management teams. We have structurally separated the underwriting agencies and retail operations of our acquired properties to facilitate this centralization and have imposed more disciplined underwriting, pricing and claims handling practices.

•	Space Coast. In October 2001, we purchased a 74.5% interest in Space Coast Holdings, Inc., the parent company of a Melbourne, Florida-based underwriting agency that underwrites and services non-standard personal automobile insurance policies sold by independent agencies located in Florida. Space Coast had distribution contracts with 311 independent agencies as of December 31, 2002 and 433 independent agencies as of December 31, 2003. Our current ownership interest in Space Coast is 73.0%.

•	A-Affordable. In October 2001, we acquired substantially all of the assets of A-Affordable Insurance Agency, Inc. A-Affordable’s Dallas-based underwriting and retail agencies underwrite and service non-standard personal automobile insurance policies sold exclusively through branded retail stores located in the Dallas-Fort Worth, Houston and San Antonio DMAs®. In the fourth quarter of 2003, we expanded the A-Affordable® brand into the Rio Grande Valley and Corpus Christi, Texas DMAs®. As of December 31, 2002, there were 38 retail stores operating under the A-Affordable® brand and 46 retail stores operating under the brand as of December 31, 2003. Since December 31, 2003 we have added three additional stores under the A-Affordable® brand in Texas.

•

InsureOne.    In January 2002, Vesta acquired substantially all of the assets of InsureOne Independent Insurance Agency, Inc. and certain related entities, which Vesta transferred to us as of December 31, 2002. The Chicago-based InsureOne underwriting and retail agencies underwrite and service non-standard personal automobile insurance policies sold in Illinois, Missouri and Indiana by independent agencies as well as by its own branded retail stores.

InsureOne’s retail business operates under the InsureOne® retail brand in the Chicago, Kansas City, Indianapolis and Rockford DMAs®, as well as in six smaller DMAs® in Illinois, and under the Yellow Key® retail brand in the St. Louis DMA®. InsureOne distributed policies through 96 retail stores and 616 independent agencies as of December 31, 2002, and 86 retail stores and 656 independent agencies as of December 31, 2003.

•	American Agencies and Harbor. In January 2002, we acquired American Agencies General Agency, Inc., as well as certain non-standard personal automobile insurance assets of Harbor Insurance Group, Inc. and certain of its subsidiaries. The assets of Harbor Insurance Group, Inc. were subsequently merged into American Agencies General Agency, Inc. This combined operation is a Dallas-based underwriting agency that underwrites and services non-standard personal automobile insurance policies sold by independent agencies located in Texas and New Mexico. American Agencies and Harbor had distribution contracts with 562 independent agencies as of December 31, 2002 and 683 independent agencies as of December 31, 2003.

•	Driver’s Choice. In August 2002, we acquired Driver’s Choice Insurance Services, LLC, which owns underwriting and retail agencies that underwrite and service personal non-standard automobile policies sold in South Carolina by independent agencies as well as by branded retail stores in five DMAs®. Driver’s Choice distributed policies through five retail stores as of December 31, 2002 and December 31, 2003. Driver’s Choice began distributing through independent agencies in the fourth quarter of 2003, and had appointed 30 independent agencies as of December 31, 2003.

Our Insurance Products

Our insurance company products.    We issue non-standard personal automobile insurance policies through Affirmative Insurance Company and Insura, our two Illinois-domiciled insurance company subsidiaries. Our insurance companies are licensed to write business in 26 states, although we concentrate our business in DMAs® within 11 states. Our insurance companies possess the certificates of authority and capital necessary to transact insurance business and issue policies, but they rely on both our underwriting agencies and unaffiliated underwriting agencies to design, distribute and service those policies.

Our non-standard personal automobile insurance policies, which generally are issued for the minimum limits of liability coverage mandated by state laws, provide coverage to drivers who find it difficult to obtain insurance from standard insurance companies due to a number of factors, including lack of prior coverage, failure to maintain continuous coverage, age, prior accidents, driving violations, type of vehicle or limited financial resources. We believe that the majority of customers who purchase our non-standard personal automobile insurance policies do not qualify for standard policies because of financial reasons, such as the failure to maintain continuous coverage or the lack of flexible payment options in the standard market. Over 70% of the drivers who purchased our policies in 2003 had no at-fault accidents and no moving violations or tickets in the 36 months preceding the date of the quote. In general, customers in the non-standard market have higher average premiums for a comparable amount of coverage than customers who qualify for the standard market, resulting from increased loss costs and transaction expenses, partially offset by the lower severity of losses resulting from lower limits of coverage.

We offer a wide range of coverage options to meet our policyholders’ and agents’ needs. We offer both liability-only policies, as well as full coverage policies, which include first-party coverage for the insured’s vehicle. Our liability-only policies generally include:

•	Bodily injury liability coverage, which protects insureds if they are involved in accidents that cause bodily injury to others, and also provides them with a defense if others sue for covered damages; and

•	Property damage liability coverage, which protects insureds if they are involved in accidents that cause damage to another’s property.

The liability-only policies may also include personal injury protection coverage and/or medical payment coverage, depending on state statutes. These policies provide coverage for injuries without regard to fault, as well as uninsured/underinsured motorist coverage. In addition to bodily injury liability and property damage liability coverage, the full coverage policies we sell include:

•	Collision coverage, which pays for damage to the insured vehicle as a result of a collision with another vehicle or object, regardless of fault; and

•	Comprehensive coverage, which pays for damages to the insured vehicle as a result of causes other than collision, such as theft, hail and vandalism.

Full coverage policies may also include optional coverages such as towing, rental reimbursement and special equipment.

Our policies are designed to be priced to allow us to achieve our target underwriting margin while at the same time meeting our customers’ needs for low down payments and flexible payment plans. We offer a variety of policy terms ranging from one month to one year. Our policy processing systems and payment plans enable us to offer a variety of attractive payment plans while minimizing the potential credit risk of uncollectible premium. We offer discounts for proof of having purchased automobile insurance within a prescribed prior time period, maintaining homeowners insurance, or owning a vehicle with safety features or anti-theft equipment; we surcharge the customer for traffic violations and accidents.

Third-party non-standard personal automobile insurance policies.    Our retail stores also sell non-standard personal automobile insurance policies issued by other, unaffiliated insurance companies, for which we receive commissions and fees. We do not bear insurance underwriting risk with respect to these policies. Our retail stores offer these insurance policies underwritten by unaffiliated insurance companies in addition to our insurance policies primarily to provide a range of products and pricing to meet our customers’ needs, which we believe increases our chances of making a sale. Additionally, should sales of our policies decline in favor of lower-priced non-standard personal automobile insurance products, we believe that our ability to generate increased commission and fee revenue from sales of third-party insurance policies will help us preserve underwriting profitability and offset decreases in premium volume while maintaining control of our customers’ business until acceptable underwriting margins are again achievable.

Complementary insurance products.    Our retail stores also sell a small amount of standard and preferred personal automobile insurance and certain other personal lines insurance products underwritten by unaffiliated insurance companies. Our complementary insurance products are designed to appeal to purchasers of our non-standard personal automobile insurance policies and currently include such products as motorcycle and recreational vehicle coverage, motor club memberships, vehicle protection, travel protection and hospital indemnity, as well as certain life, health and disability insurance policies. We offer these products to complement our core offering of non-standard personal automobile insurance policies and to take advantage of our largely fixed cost retail stores, which enables us to generate additional commission and fee income with minimal incremental cost. Unaffiliated insurance companies that underwrite these products bear the insurance risk associated with these policies.

Ancillary non-insurance products and services.    Our retail stores offer non insurance products and services designed to appeal to our customers, including prepaid cellular telephones and prepaid local telephone and long distance calling card services. While commission revenues from sales of these products and services have not been meaningful to date, we believe that these products and services will attract additional customers to our stores and will provide an additional means of generating commission income with minimal incremental cost to us.

Distribution and Marketing

Most of the policies issued by our insurance companies use the services of our underwriting agencies, which perform or supervise all of the administrative functions associated with the design, sale and subsequent servicing of a non-standard personal automobile insurance policy. Our underwriting agencies provide the following services in exchange for commissions and fees:

•	product design and management services, including the development, pricing and market positioning of non-standard personal automobile insurance policies;

•	distribution services, including marketing and distribution, independent agency development and support and policy issuance;

•	policy administration services, including premium billing and collection, endorsement processing, accounting and financial reporting;

•	claims handling services, including claims settlement, adjuster auditing and special investigations; and

•	supervision of unaffiliated underwriting agencies, including oversight of each unaffiliated underwriting agency’s underwriting, policy administration, claims handling and related operations.

The following table displays the amount of gross premiums written produced by our underwriting agencies through our retail stores and independent agencies for the years ended December 31, 2003 and 2002.

	Year Ended December 31,
	2003	2002
	(in millions)
Our retail stores	$117.9	$119.8
Independent agencies	157.3	162.8

Total	$275.2	$282.6

Of the gross premiums written produced by our underwriting agencies, approximately $214.2 million in 2003, and $202.2 million in 2002, was written or reinsured by Vesta affiliates and included in the NSA Business which Vesta transferred to us effective December 31, 2003.

Our insurance companies also issue insurance policies that are designed, distributed and serviced by unaffiliated underwriting agencies. We issue insurance policies sold through unaffiliated underwriting agencies with established customer bases in order to capture business in markets other than those targeted by our underwriting agencies. In these instances, we collect fees to compensate us both for the use of our certificates of authority to transact insurance business in selected markets as well as for assuming the risk that the unaffiliated underwriting agency will continuously and effectively administer these policies. We generally reinsure a higher percentage of this business relative to the business administered by our underwriting agencies.

As of December 31, 2003, four unaffiliated underwriting agencies, which in turn distributed policies through an aggregate of approximately 3,900 independent agencies, produced business for our insurance companies. In the year ended December 31, 2003, these four unaffiliated underwriting agencies produced $110.5 million of gross premiums written by Vesta insurance subsidiaries and included in the NSA Business which Vesta transferred to us effective December 31, 2003 .

Our retail stores.    Our retail stores serve as direct sales and customer service outlets for insurance companies and other vendors. As of February 29, 2004, we employed approximately 370 licensed sales personnel who sell products and services directly to individual consumers through 140 of our branded retail stores. In contrast to the traditional state-by-state marketing approach that is a common practice in our industry, we have established the designated market area, or DMA®, as the fundamental marketing focus in our retail operations. The DMA® concept was developed by Nielsen to define groupings of mutually exclusive television marketing areas for advertising purposes. For the 2003-2004 season, Nielsen has recognized 210 DMAs® in the United States, ranked in size according to estimated television households in each market. Our retail stores are located in 21 DMAs® in five states. The following charts list the geographic locations of our retail stores by DMA® and by state:

DMA®	Retail stores
Chicago	55
Dallas/Fort Worth	25
Houston	13
Kansas City	8
St. Louis	8
San Antonio	5
Other DMAs®	26

Total	140

State	Retail stores
Illinois	61
Texas	49
Missouri	15
Indiana	10
South Carolina	5

Total	140

We operate our retail stores under four brand names — A-Affordable®, Driver’s ChoiceSM, InsureOne® and Yellow Key® — that are well established in their respective DMAs®. Previous owners of our retail stores invested significant time and resources creating and developing these brands. We extend brand awareness through yellow pages advertisements, television and radio advertising campaigns and print advertisements that emphasize our low down payments, flexible payment plans, convenient neighborhood locations and customer service, all of which is designed to generate walk-in traffic in, or telephone inquiries to, our retail stores. Since our retail business is highly dependent on advertising, segmenting our geographic markets into DMAs® allows us to more efficiently concentrate these advertising and brand support activities.

We lease retail stores located in strip malls or other visible locations on major thoroughfares where we believe our customers drive or live near. Our retail stores provide customer contact at the point of sale, and most policy applications are completed in the retail stores. After completion of the initial insurance transaction, our customers often revisit these stores to make premium payments. During 2003, customers made approximately 52% of their installment payments at our retail locations. This direct contact gives us an opportunity to establish a personal relationship with our customers, who in our experience generally prefer face-to-face interaction, and helps us provide quality and efficient service and identify opportunities to provide additional products and services.

Our retail stores predominantly sell non-standard personal automobile insurance policies issued by our insurance companies. For the year ended December 31, 2003, approximately 83.3%, or $38.0 million, of our retail stores’ commission and fee revenue was paid by us for sales of our non-standard personal automobile insurance policies. The remaining 16.7% of our retail stores’ commission and fee revenue, or $7.6 million, was generated through the sales of non-standard personal automobile policies issued by unaffiliated insurance companies as well as through sales of certain other complementary insurance products and ancillary non-insurance products and services.

Independent agencies.    Our underwriting agencies also appoint independent agencies to sell insurance policies to individual customers. We believe that selling insurance policies through the independent agency distribution channel, in addition to selling through our retail stores, helps us better leverage our resources to maximize sales of our insurance companies’ policies when underwriting conditions are favorable. In 2003, our underwriting agencies utilized approximately 1,800 independent agencies to sell the policies that they administer and these independent agencies were responsible for 57.2% of the gross premiums written produced by our underwriting agencies. In 2003, no one independent agency accounted for more than 2.2% of the gross premiums written produced by our underwriting agencies, and only one independent agency accounted for more than 1.0% of these gross premiums written.

The ability of our underwriting agencies to develop strong and mutually beneficial relationships with independent agencies is important to the success of our multiple distribution strategy. We believe that strong product positioning and service standards are key to independent agency loyalty. We foster our independent agency relationships by providing them our agency interface software applications designed to strengthen and expand their sales and service capabilities for our products. These software applications provide our independent agencies with the ability to service their customers’ accounts and access their own commission information. We maintain strict and high standards for call answering and abandonment rate service levels in our customer service call centers. We believe the level and array of services that we offer our independent agencies creates value in their businesses.

Our underwriting agencies’ centralized marketing department is responsible for managing our relationships with independent agencies. This department is split into two key areas, promotion and service. The promotion function includes prospecting and establishing independent agency relationships, initial contracting and appointment of independent agencies, establishing initial independent agency production goals and implementing market penetration strategies. The service function includes training independent agencies to sell our products and supporting their sales efforts, ongoing monitoring of independent agency performance to ensure compliance with our production and profitability standards and paying independent agency commissions.

Pricing and Product Management

We believe that our product management approach to risk analysis and segmentation is a driving factor in maximizing underwriting performance. We employ a product management approach that requires the extensive involvement of product managers who are responsible for the profitability of a specific state or region, with the direct oversight of rate-level structure by our most senior managers. Our product managers are experienced insurance professionals with backgrounds in the major functional areas of the insurance business — accounting, actuarial, claims, information technology, operations, pricing, product development and underwriting. In addition to broad insurance industry knowledge, all our product managers have extensive experience in the non-standard personal automobile insurance market, which enables them to develop products to meet the distinctive needs of non-standard customers. On average our product managers have 20 years of experience in the insurance industry and 11 years of experience in the non-standard personal automobile insurance market.

Our product managers work with our actuaries who provide them with profitability and rate assessments. These actuarial evaluations are combined with economic and business modeling information and competitive intelligence monitored by our product managers to be proactive in making appropriate revisions and enhancements to our rate levels, product structure and underwriting guidelines. As part of our pricing and product management process, pricing guidelines and policy attributes are developed by our product managers for each of the products that we administer and products underwritten by our insurance companies through underwriting agencies. These metrics are monitored on a weekly, monthly and quarterly basis to determine if there are deviations from expected results for each product. Based on the review of these metrics, our product managers make revisions and enhancements to products to assure that our underwriting profit targets are being attained.

We believe that the analysis of competitive intelligence is a critical element of understanding the performance of our products and our position in markets. Although we put more weight on our own product experience and performance data, we gain insights into our markets, our customers, our agents and trends in the business by monitoring changes made by our competitors. We routinely analyze changes made by competitors to understand the rate and product adjustments they are making, and we routinely compare and rank our rates against those of our competitors to understand our market position.

Claims Management

We believe that effective claims management is critical to our success. To this end, we have adopted a metrics-driven and customer-focused claims management process that we believe is cost efficient, delivers the appropriate claims service and produces superior claims results. Our claims management process is focused on controlling claims from their inception, accelerating communication to insureds and claimants, and compressing the cycle time of claims to control both loss costs and claims handling costs. We believe our process provides quality service and results in the appropriate handling of claims, allowing us to cost-effectively pay valid claims and contest fraudulent claims.

As of February 29, 2004, our claims management operation consisted of a staff of 207 employees, including adjusters, appraisers, special investigators, auditors and claims administrative personnel. We conduct our claims management operations out of two major regional claims centers in Chicago and Dallas that are responsible for handling claims in their region and two smaller branch offices responsible for individual programs. Our national claims practices group manages certain claims management functions, such as litigation management, total loss, salvage, subrogation and audit, on a national basis, which we believe produces greater efficiencies than can be achieved at the regional or local levels.

Claims are handled directly by our employees for the insurance policies we administer and our staff oversees the claims handling on the programs underwritten by our insurance companies through unaffiliated underwriting agencies. Whether through direct claims management or in standards established for claims management operations subject to our oversight, we are focused on implementing uniform “best practices” claims management processes that are regularly measured and audited.

Each regional claims center maintains a fully-staffed field operations team, which we believe allows us to control loss severity while improving customer service by shortening the time it takes to complete vehicle repairs. Through the utilization of well-trained field appraisal and reinspection personnel, we are able to maintain tighter control of the vehicle repair process, thereby reducing the amount we pay for repairs, storage costs and auto rental costs. In addition to field appraisals and reinspections, we audit vehicle damage appraisal through the use of industry-recognized vehicle damage appraisal software programs.

All of our claims employees have been trained to handle claims according to our metrics-driven and customer-focused claims management process, and all are subject to audit by our national quality assurance team as well as being measured against specific performance metric standards. We systematically conduct continuing education for our claims staff in the areas of best practices and claims metrics, fraud awareness, changes in legislation and litigation management. All our claims employees, whether or not they have prior claims experience or other qualifications, such as auto body or mechanical repair experience for field adjusters, are trained to handle claims according to our claims management processes.

Our national quality assurance team, a team of four full time auditors reporting directly to our Chief Claims Officer, continually reviews claims files, assessing each of our claims employees and particular units or teams against specific performance metric standards, evaluating the performance in investigations, file documentation, reasonableness of settlements and other relevant areas. This team, along with members of our senior claims management team, establishes standards for and audits the practices of the claims management operations of the unaffiliated underwriting agencies producing business for our insurance companies.

Our claims management process is designed to handle legitimate claims efficiently while defending against those without merit or that are fraudulent. Potentially fraudulent claims are identified through our fraud awareness program, which is designed to educate our claims employees and others throughout the organization of fraud indicators. Potentially fraudulent claims are referred to our special investigation unit, where suspicious claims are investigated and fraudulent claims are contested. As part of this strategy, we have aligned ourselves with a key industry vendor, who is able to provide us with software that delivers data on injuries sustained in motor vehicle collisions. This tool is important in helping us identify potentially exaggerated injury claims and achieve what we believe are fairer, more equitable settlements.

We maintain specialized liability teams that are responsible for overseeing all injury-related losses. The experienced adjusters on these teams focus on quality file handling, primarily through ongoing emphasis on proper investigations, evaluations and negotiating skills. In addition to maintaining highly trained staff, our management remains involved in the day-to-day handling of these files, providing appropriate settlement authority to adjusters, maintaining several key tracking reports and hosting a weekly claims committee meeting. In our claims committee meetings, the key managers of each regional office make presentations regarding potentially large-value cases, denials, coverage issues and other cases warranting review. In addition, claims, legal and underwriting personnel at the executive level attend these meetings in order to monitor these cases and provide input from their specific areas of expertise.

In appropriate circumstances, we will allow claims to go to litigation in matters such as value disputes and questionable liability and we will defend appropriate denials of coverage. We generally retain outside defense counsel to litigate such matters. We negotiate fee arrangements with retained defense counsel that are aimed at limiting our litigation costs. We are presently building a limited staff counsel operation in those areas in which there is a sufficient volume of claims to make staff counsel economical. Whether using outside defense counsel or staff counsel, our claims professionals manage the litigation process rather than ceding control to an attorney. Cases are constantly reviewed to adjust the litigation plan if necessary, and all cases going to trial are reviewed in committee to assess the value of trial or settlement.

Loss and Loss Adjustment Expense

Automobile accidents generally result in insurance companies paying settlements resulting from physical damage to an automobile or other property and injury to a person. Because our insureds and claimants typically notify us within a short time frame after an accident has occurred, our ultimate liability for loss and loss adjustment expenses on our policies generally emerges in a relatively short period of time. In some cases, however, the period of time between the occurrence of an insured event and the final settlement of a claim may be several months or years, and during this period it often becomes necessary to adjust the loss reserve estimates either upward or downward.

We record loss reserves to cover our estimated ultimate liability for reported and incurred but not reported losses under insurance policies that we write and for loss and loss adjustment expenses relating to the investigation and settlement of claims. We estimate liabilities for the cost of losses and loss adjustment expenses for both reported and unreported claims based on historical trends adjusted for changes in loss costs, underwriting standards, policy provisions and other factors. Estimating the liability for unpaid loss and loss adjustment expense is inherently a matter of judgment and is influenced by factors which are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be higher or lower than recorded loss reserves, the loss reserves for personal auto coverage can be established with a greater degree of certainty in a shorter period of time than that associated with many other property and casualty coverages which, due to the nature of the coverage being provided, take a longer period of time to establish a similar level of certainty.

Vesta transferred our insurance company subsidiaries to us on December 31, 2003. Before this time, these insurance companies had ceded 100.0% of the business that they wrote to Vesta Fire as part of an intercompany reinsurance agreement. In connection with Vesta’s internal reinsurance restructuring described in the section entitled “Our Separation from Vesta,” Vesta Fire retained all liability with respect to any losses and allocated loss adjustment expenses occurring on or prior to December 31, 2003 on policies issued by our insurance companies, and retained all corresponding loss and loss adjustment expense reserves as of December 31, 2003. As a result, as of December 31, 2003, our insurance companies had no net loss or loss adjustment expense reserves. Although Vesta Fire remains liable as a reinsurer for all of our insurance companies’ losses and loss adjustment expenses associated with these policies occurring on or prior to December 31, 2003, we are subject to primary liability with respect to these policies. Consequently, we face exposure to credit risk with respect to Vesta Fire’s ability to satisfy its obligations to us. Vesta Fire currently shares our A.M. Best rating of “B” (Fair) and is currently under review by A.M. Best with negative implications.

Although we did not own any insurance companies prior to December 31, 2003, we have historically assisted in analyzing and determining reserves for the non-standard personal automobile business produced by our underwriting agencies and unaffiliated underwriting agencies. We have captured actuarial data on the business produced by our underwriting agencies and unaffiliated underwriting agencies which has allowed us to project the ultimate loss and loss adjustment expenses for that business. Our actuaries review the ultimate loss and loss adjustment expenses quarterly and an independent outside actuary annually reviews our projections of the ultimate loss and loss adjustment expenses for the business produced through these underwriting agencies.

We believe that a reliable indicator of our ability to properly estimate ultimate losses and loss adjustment expenses, and our underwriting performance generally, is the amount of profit sharing commissions our underwriting agencies have generated in the past pursuant to our agency contracts with insurance companies. Profit-sharing provisions in these arrangements enable our underwriting agencies to collect commissions and fees in excess of provisional commissions on non-standard personal automobile insurance policies that they produce. These commissions are recorded when our internal actuaries conclude it is probable that estimates of ultimate loss ratios will be below the levels stated in our agency contracts. We record larger profit-sharing commissions as this margin increases. For example, InsureOne’s provisional commission rate for the treaty year ended December 31, 2002 was 26.0%. Based upon improved loss ratio results relating to the 2002 contracts that emerged in 2003, we were able to increase the commission rate for this contract year to 27.6%.

Investments

As of December 31, 2003, we had total invested assets of $8.2 million, which are summarized in the following table:

	Fair Value	% of Total at Fair Value
	(dollars in thousands)
Fixed maturities, available for sale	$6,610	80.7%
Other invested assets	928	11.3
Short term investments	659	8.0

Total	$8,197	100.0%

As of December 31, 2003, our fixed income investments were primarily invested in U.S. Treasury Securities, with only one fixed income investment with a value of $223,000, not invested in U.S. Treasury Securities. As of December 31, 2003 all of our fixed income securities were rated “A-” or higher by nationally recognized statistical rating organizations. We attempt mitigate interest rate risk by managing the duration of our fixed income portfolio to a target range of three to four years. As of December 31, 2003, the effective duration of our fixed income investment portfolio was 3.3 years.

As of December 31, 2003, we had $928,000 classified as other invested assets, consisting of investments in three limited partnerships. Effective March 1, 2004, we sold our three limited partnership investments to Vesta in settlement of an intercompany payable balance. No gain or loss was recognized in connection with this transaction.

Effective January 1, 2004, we received $19.3 million of fixed income securities from Vesta in connection with Vesta’s transfer to us of the NSA Business, our collection of other reinsurance recoverables and our settlement of intercompany balances receivable. We received 24 securities, the largest of which was valued at $1.1 million, or 5.9% of the total securities received. All of the securities were rated “A-” or higher by nationally recognized statistical rating organizations and the overall yield of the portfolio, at fair value, was 3.63%. The effective duration of the portfolio was 3.8 years.

Our investment strategy is to conservatively manage our investment portfolio, investing in readily marketable, investment grade fixed income securities. We currently do not invest in common equity securities and we have no exposure to foreign currency risk. Our investment portfolio will continue to be managed by Prime Advisors, Inc., an SEC-registered investment advisory firm focused exclusively on managing investment grade bond portfolios for insurance companies. Our board of directors has established investment guidelines and periodically reviews portfolio performance for compliance with our guidelines.

Reinsurance

Overview.    We currently utilize the reinsurance markets to increase our underwriting capacity and to reduce our exposure to losses. Reinsurance refers to an arrangement in which a reinsurer agrees in a contract to assume specified risks written by an insurance company, commonly referred to as the “ceding” company, by paying the insurance company all or a portion of the insurance company’s losses arising under specified classes of insurance policies. We cede premium and losses to reinsurers under quota share reinsurance arrangements, pursuant to which our reinsurers agree to assume a specified percentage of our losses in exchange for a corresponding portion of the policy premiums we receive. In addition, we enter into excess of loss reinsurance arrangements in which our reinsurers agree to assume all or a portion of our losses in excess of a specified amount. In excess of loss reinsurance, the premium payable to our reinsurers is negotiated based on our assessment of the amount of risk being ceded to the reinsurers because the reinsurers do not share proportionately in our loss.

Although our reinsurers are liable for loss to the extent of the coverage they assume, our reinsurance contracts do not discharge our insurance company subsidiaries from primary liability for the full amount of policies issued. In order to mitigate the credit risk of reinsurance companies, we attempt to select financially strong reinsurers with an A.M. Best rating of “A-” or better and continue to evaluate their financial condition.

NSA Business.    Prior to December 31, 2003, all of Vesta’s direct and assumed non-standard personal automobile insurance policies, representing approximately $324.8 million of gross premiums written in 2003, were issued by various insurance company subsidiaries of Vesta and by Old American and were reinsured by Vesta Fire pursuant to 100.0% quota share reinsurance contracts. As a result of this reinsurance, the historical financial statements of Affirmative Insurance Company and Insura include only certain revenues, primarily policy fees that were not ceded to Vesta Fire.

Effective December 31, 2003, our insurance company subsidiaries entered into a series of reinsurance transactions with the insurance company subsidiaries of Vesta that effectively transferred to us all future economic interest in the NSA Business. Vesta restructured its internal reinsurance to effectively cede to Affirmative Insurance Company and Insura all of the premiums, losses and loss adjustment expenses earned or incurred after December 31, 2003 on Vesta’s non-standard personal automobile insurance policies previously reinsured by Vesta Fire. With respect to policies that were originally issued by Affirmative Insurance Company or Insura, representing approximately $108.8 million of gross premiums written in 2003, this involved a termination of the internal reinsurance on a cut-off basis, meaning that Vesta Fire as reinsurer retained its loss and loss adjustment expense reserves as of December 31, 2003 and remains liable for any losses incurred on or prior to December 31, 2003 on policies issued by Affirmative Insurance Company and Insura as well as any subsequent development of loss and loss adjustment reserves related to those losses. The unearned premium liability related to the in-force policies originally issued on Affirmative Insurance Company and Insura as of December 31, 2003 was transferred back to Affirmative Insurance Company and Insura and a ceding commission refund was paid to Vesta Fire in the form of              shares of our common stock.

With respect to non-standard personal automobile policies issued by other insurance company subsidiaries of Vesta and reinsured by Vesta Fire, representing the remaining $216.0 million of gross premiums written in 2003, the transaction involved the termination of the internal reinsurance with Vesta Fire on a cut-off basis, meaning that Vesta Fire as reinsurer retained its loss and loss adjustment expense reserves as of December 31, 2003 and remains liable for any losses incurred on or prior to December 31, 2003 on policies issued by the other Vesta affiliated insurance companies as well as any subsequent development of loss and loss adjustment reserves related to those losses. The unearned premium liability related to the in-force policies originally issued on the other insurance company subsidiaries of Vesta as of December 31, 2003 was transferred back to those companies and a ceding commission refund was paid to Vesta Fire. The other insurance company subsidiaries of Vesta entered into reinsurance agreements with Affirmative Insurance Company to cede to Affirmative Insurance Company the unearned premium liability related to their in-force non-standard personal automobile policies as of December 31, 2003 and Affirmative Insurance Company paid a ceding commission to the other insurance company subsidiaries of Vesta in the form of              shares of our common stock.

We anticipate that we will complete the process of transitioning the non-standard personal automobile business written on all Vesta insurance company subsidiaries to Affirmative Insurance Company and Insura during 2004. During this transitional period Affirmative Insurance Company or Insura will reinsure the new and renewal policies written by the Vesta insurance company subsidiaries through a 100.0% quota share reinsurance agreement, whereby Affirmative Insurance Company will assume 100.0% of the underwriting results of the Vesta insurance subsidiaries related to non-standard personal automobile polices produced by our underwriting agencies.

The following table reflects the premiums ceded and assumed under reinsurance agreements in our historical consolidated financial statements:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Direct premiums written	$115,537	$109,217	$36,881
Assumed premiums	35,879	66,077	—

Gross premiums written	151,416	175,294	36,881
Ceded premiums written	(95,721)	(175,294)	(36,881)

Net premiums written	$55,695	$—	$—

2004 reinsurance program.    Effective January 1, 2004, we entered into two quota share reinsurance agreements with unaffiliated reinsurers with variable cession percentages, which provide us with an option to cede less of the business produced by our underwriting agencies to these reinsurers in the last two quarters of 2004.

•

Illinois, Indiana and Missouri.    This agreement covers all business written through our underwriting agencies in these states. We will cede 60.0% of gross premiums written in the first six months of 2004 and have the option to reduce the cession to 20.0% for the second six months of 2004. We must notify our quota share reinsurers 30 days prior to making the change in ceding percentage for the second six months of 2004. We can terminate this agreement on December 31, 2004 on a cut-off basis, meaning the reinsurers retain the liability for all losses occurring prior to December 31, 2004 related to this agreement and the ceded unearned premium for unexpired policies in force is returned to us. This agreement contains a clause that limits the reinsurers’ liability to a loss ratio of 98.0%. The reinsurance under this agreement is provided by Hannover Re, which reinsures 50.0% of the premiums we cede, Swiss Re, which reinsures 20.83% of all premiums we cede, and AXA Re, which reinsures 29.17% of the premiums we cede. Hannover Re, Swiss Re and AXA Re are rated “A,” “A”+ and “A-,” respectively, by A.M. Best.

•	New Mexico and South Carolina. This agreement covers all business written through our underwriting agencies in these states. We will cede 75.0% of gross premiums written in the first six months of 2004 and have the option to reduce the cession to 30.0% for the second six months of 2004. We must notify our quota share reinsurers 30 days prior to making the change in ceding percentage for the second six months of 2004. We can terminate this agreement on December 31, 2004 on a cut-off basis. The reinsurance under this agreement is provided by Chubb Re, which reinsures 86.7% of the premiums we cede and AXA Re, which reinsures 13.3% of the premiums we cede. Chubb Re and AXA Re are rated “A++” and “A-,” respectively, by A.M. Best.

In addition to the two quota share reinsurance agreements effective January 1, 2004, we anticipate that we will enter into a quota share reinsurance agreement for business written through our underwriting agency in Florida effective May 1, 2004 on terms and conditions similar to those contained in the current contract which expires on that date, ceding 40.0% of the business produced to an unaffiliated reinsurer. The reinsurance under this agreement is provided by Folksamerica, which reinsures 100.0% of all premiums we cede. Folksamerica is rated “A” by A.M. Best.

Assumed quota share reinsurance.    We have entered into a quota share reinsurance agreement effective January 1, 2004 under which we will assume a portion of the business produced by our Texas-based A-Affordable underwriting agency and written by Old American. We will assume 25.0% of the gross premiums written in the first six months of 2004, with an option to increase our participation to 70.0% in the second six months of 2004.

We have entered into a quota share reinsurance agreement effective January 1, 2004 under which we will assume a portion of the business produced by our Texas-based American Agencies underwriting agency and written by Old American. We will assume 5.0% of the gross premiums written in 2004.

Assumed excess of loss reinsurance.    Effective January 1, 2004, we have entered into an aggregate excess of loss agreement with four unaffiliated reinsurers which will cover losses in excess of a loss ratio of 59.5% up to a loss ratio of 71.5% and all losses in excess of a 100.0% loss ratio for business produced in the state of Texas by one of our underwriting agencies, written by Old American and ceded to the reinsurers.

Quota share reinsurance for business produced through unaffiliated underwriting agencies is specific to each unaffiliated underwriting agency. We maintain control on the selection of reinsurers and the terms and conditions of reinsurance contracts.

Before entering into these reinsurance agreements, and based on our prior operating history, we concluded that each agreement met the risk transfer test of SFAS No. 113 as the reinsurers assume significant risk and have a reasonable possibility of a significant loss.

Information Technology

As we grew in 2001 and 2002 through the acquisition of established branded retail agencies and underwriting agencies, we inherited six policy and claim systems.

In 2003, we retired one policy and claim system by successfully transferring the business managed on that system to our most robust and fully integrated system. Currently we operate five policy and claim systems with the bulk of our business written on two core IBM AS-400 systems.

In the third quarter of 2003 we embarked on a rigorous systems evaluation and vendor selection project that was completed in January 2004. The goal of this project was to make a strategic investment in an enterprise wide system platform that we believe will provide competitive advantage by allowing us to grow efficiently while at the same time effectively absorbing the business of new acquisitions. As part of this project we completed a comprehensive analysis of our system needs and the comparative costs and benefits of purchasing a new system or developing our own system. From this analysis, we concluded that we needed to address two priority areas: the replacement and integration of our policy system and business information warehouse platform. During 2004 and 2005, we intend to replace our current policy systems with a new single integrated policy system while adding a robust business information warehouse.

We intend to continue the development of our proprietary claims administration and retail systems, as we believe they provide us a unique competitive advantage in our marketplace. The new policy and business information warehouse systems will be integrated with our proprietary claims administration and retail systems. Our current technology supports and enables our business model by providing timely and efficient sharing of information among our retail stores, independent agents, underwriting and back-office operations and claims handling personnel. This integration allows for ease of use and cost-effective self-servicing by our retail agents and independent agents. Examples of our proprietary systems that differentiate us from our competitors are as follows:

•	Claims administration. ACT II is our primary claims administration system. This system was internally developed with significant user input into the design. The system offers integrated imaging for workflow, data storage and retrieval purposes. ACT II allows us to offer real time claims handling at each desktop and enables us to investigate and promptly resolve all valid claims. This claims system is integrated with the policy system providing coverage verification and policy status. The system maintains all notes, diaries and provides automated on-line management reports on claims features and service levels.

•	Sales office automation. All of our retail agencies have desktop systems that provide point of sale quoting and application generation. When a policy is written with one of our insurance companies, our policyholders leave our retail agencies with a completed application, declarations page and insurance identification card along with their policy. We believe this point of sale process allows us to provide enhanced service to our customers.

•	Payment processing. Since our retail stores are located in convenient neighborhood locations many of our customers will stop at their local store to make their premium payments. To streamline this process we internally developed a proprietary system, Maestro Cash Register, that is tied in with our policy system which receipts and tracks payments taken in our retail stores, effectively streamlining cash handling. Maestro also offers real-time reporting from the retail store locations.

•	AmericanProducer.com. This website was internally developed for our independent agent partners to provide them with an efficient way to quote, generate and upload applications, upload payments and view policy status online. We believe this tool allows our independent agencies to better service our customers in real time and provides them with the ability to better manage their business written with us.

Competition

The non-standard personal automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with insurance companies that sell policies directly to their customers as well as with independent retail agencies that market policies on behalf of a number of insurers. We compete based on factors such as the convenience of retail store locations, price, coverages offered, availability of flexible down payment arrangements and billing plans, customer service, claims handling and agent commission.

Based upon data compiled from A.M. Best, we believe that, as of December 31, 2002, the top ten insurance groups accounted for approximately 66% of the approximately $30.6 billion non-standard market segment, measured in annual direct premiums written. We believe that our primary insurance company competition comes not only from large national companies or their subsidiaries, such as The Progressive Corporation, The Allstate Corporation, State Farm Mutual Automobile Insurance Company, GEICO and Farmers Insurance Group, but also from non-standard insurance companies such as Infinity Property & Casualty Corporation, Direct General Corporation and Bristol West Holdings, Inc. and independent underwriting agencies that operate in a specific region or single state in which we operate.

Ratings

The A.M. Best Company rates insurance companies based on factors of concern to policyholders, including a company’s financial strength and ability to meet its obligations to policyholders. A.M. Best has currently assigned our insurance company subsidiaries ratings of “B” (Fair), which is the seventh highest of 15 rating categories ranging from “A++” (Superior) to “F” (In Liquidation). Publications of A.M. Best indicate that the “B” rating is assigned to those companies that in A.M. Best’s opinion have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. This rating reflects A.M. Best’s opinion of our ability to pay claims and is not an evaluation directed to investors regarding an investment in our common stock. In evaluating a company’s financial and operating performance, A.M. Best reviews its profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. Our insurance companies’ ratings are subject to change at any time and may be revised downward or revoked at the sole discretion of A.M. Best.

The ratings currently assigned to our insurance company subsidiaries were last reported by A.M. Best on May 9, 2003, prior to our acquisition of these insurance companies from Vesta and were placed under review with negative implications by A.M. Best on March 15, 2004. A.M. Best assigned the same “B” rating to all of Vesta’s insurance company subsidiaries based on the consolidation of these companies, noting that the rating reflects the group’s fair capitalization, above average expense position, volatile reserve development patterns and affiliated investment leverage. We believe that A.M. Best will, in connection with our separation from Vesta and this offering, re-evaluate our insurance companies’ ratings accordingly, and it is possible that the ratings assigned as a result of this expected re-evaluation may be lower than our insurance companies’ current ratings.

Financial institutions and reinsurance companies use the A.M. Best ratings to help assess the financial strength and quality of insurance companies. The current ratings of our insurance company subsidiaries or their failure to maintain the current ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our interest or reinsurance costs. While we believe that most of our customers are not motivated to purchase our products and services based on our A.M. Best rating, there can be no assurance that a reduction in our rating would not decrease our sales. In addition, a better rating could lower our cost of borrowing funds, make more reinsurers available to us and lower our reinsurance costs.

Regulatory Environment

We are subject to comprehensive regulation and supervision by government agencies in Illinois, the state in which our insurance company subsidiaries are domiciled, as well as in the states where our subsidiaries sell insurance products, issue policies and handle claims. State insurance laws and regulations are complex, and each jurisdiction’s requirements are different. Certain states impose restrictions or require prior regulatory approval of certain corporate actions. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary.

Required licensing.    We operate under licenses issued by various state insurance authorities. These licenses govern, among other things, the types of insurance coverage and agency and claim services that we may offer consumers in these states. Such licenses typically are issued only after we file an appropriate application and satisfy prescribed criteria. We must apply for and obtain the appropriate new licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product that requires separate licensing.

Transactions between insurance companies and their affiliates.    We are a holding company and are subject to regulation in the jurisdictions in which our insurance company subsidiaries conduct business. Our insurance company subsidiaries are organized and domiciled under the insurance statutes of Illinois. The insurance laws in that state provide that all transactions among members of an insurance holding company system must be fair and reasonable. Transactions between our insurance company subsidiaries and their affiliates generally must be disclosed to state regulators, and prior regulatory approval generally is required before any material or extraordinary transaction may be consummated or any management agreement, services agreement, expense sharing arrangement or other contract providing for the rendering of services on a regular, systematic basis is entered into. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of insurance rates and approval of policy forms.    The insurance laws of most states in which our insurance subsidiaries operate require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory and whether our policy forms comply with law. The speed at which we can change our rates depends, in part, on the method by which the applicable state’s rating laws are administered. Generally, state insurance regulators have the authority to disapprove our rates or requested changes in our rates.

Restrictions on cancellation, non-renewal or withdrawal.    Many states have laws and regulations that limit an insurance company’s ability to exit a market. For example, certain states limit an automobile insurance company’s ability to cancel or not renew policies. Some states prohibit an insurance company from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. The state insurance department may disapprove a plan that may lead to market disruption.

Investment restrictions.    We are subject to state laws and regulations that require diversification of our investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Capital requirements.    Our insurance company subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of their state of domicile, Illinois. The risk-based capital standards, based upon the Risk-Based Capital Model Act, adopted by the NAIC, require our insurance company subsidiaries to report their results of risk-based capital calculations to state departments of insurance and the NAIC. Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels.

Regulation of dividends.    We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends or other payments from our operating subsidiaries, which include our agency subsidiaries and our insurance company subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare stockholder dividends. Our insurance companies may not make an “extraordinary dividend” until 30 days after the applicable commissioner of insurance has received notice of the intended dividend and has not objected in such time or the commissioner has approved the payment of the extraordinary dividend within the 30-day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company’s surplus as of the preceding December 31, or the insurance company’s net income for the 12-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices. In addition, an insurance company’s remaining surplus after payment of a cash dividend to stockholder affiliates must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs.

Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed. Without regulatory approval, the aggregate maximum amount of dividends that can be paid in 2004 to us by our insurance company subsidiaries is approximately $3.7 million.

Acquisitions of control.    The acquisition of control of our insurance company subsidiaries requires the prior approval of Illinois insurance regulators. Generally, any person who directly or indirectly through one or more affiliates acquires 10% or more of the outstanding securities of an insurance company or its parent company is presumed to have acquired control of the insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common stock.

Shared or residual markets.    Like other insurance companies, we are required to participate in mandatory shared market mechanisms or state pooling arrangements as a condition for maintaining our automobile insurance licenses to do business in various states. The purpose of these state-mandated arrangements is to provide insurance coverage to individuals who, because of poor driving records or other underwriting reasons, are unable to purchase such coverage voluntarily provided by private insurers. These risks can be assigned to all insurers licensed in the state and the maximum volume of such risks that any one insurance company may be assigned typically is proportional to that insurance company’s annual premium volume in that state. The underwriting results of this mandatory business traditionally have been unprofitable. The amount of premiums we might be required to assume in a given state in connection with an involuntary arrangement may be reduced because of credits we may receive for non-standard personal automobile insurance policies that we write voluntarily.

Guaranty funds.    Under state insurance guaranty fund laws, insurance companies doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by laws in any one year vary between 1% and 2% of annual written premiums in that state, but it is possible that caps on such contributions could be raised if there are numerous or large insolvencies. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liability.

Trade practices.    The manner in which we conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include disseminating false information or advertising; defamation; boycotting, coercion and intimidation; false statements or entries; unfair discrimination; rebating; improper tie-ins with lenders and the extension of credit; failure to maintain proper records;

failure to maintain proper complaint handling procedures; and making false statements in connection with insurance applications for the purpose of obtaining a fee, commission or other benefit. We set business conduct policies for our employees and we require them to conduct their activities in compliance with these statutes.

Unfair claims practices.    Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include:

•	misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;

•	failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies;

•	failing to adopt and implement reasonable standards for the prompt investigation and settlement of claims arising under its policies;

•	failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;

•	attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled;

•	attempting to settle claims on the basis of an application that was altered without notice to or knowledge or consent of the insured;

•	compelling insureds to institute suits to recover amounts due under policies by offering substantially less than the amounts ultimately recovered in suits brought by them;

•	refusing to pay claims without conducting a reasonable investigation;

•	making claim payments to an insured without indicating the coverage under which each payment is being made;

•	delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contains substantially the same information;

•	failing, in the case of claim denials or offers of compromise or settlement, to promptly provide a reasonable and accurate explanation of the basis for such actions; and

•	not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

We set business conduct policies and conduct training to make our employee-adjusters and other claims personnel aware of these prohibitions and we require them to conduct their activities in compliance with these statutes.

Licensing of retail agents and adjustors.    Generally, individuals who sell, solicit or negotiate insurance, whether employed by one of our retail agencies or an independent agency, are required to be licensed by the state in which they work for the applicable line or lines of insurance they offer. Agents generally must renew their licenses annually and complete a certain number of hours of continuing education. In certain states in which we operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements.

Financial reporting.    We are required to file quarterly and annual financial reports with states using statutory accounting practices that are different from generally accepted accounting principles, which reflect our insurance company subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept.

Periodic financial and market conduct examinations.    The state insurance departments that have jurisdiction over our insurance company subsidiaries may conduct on-site visits and examinations of the insurance companies’ affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurance companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination or assessing fines or other penalties against that company.

Recent regulatory developments.    In 2003, legislation was passed in Texas that has been described as comprehensive insurance reform affecting the homeowners and automobile insurance business. With respect to non-standard personal automobile insurance, the most significant provisions provide for additional rate regulation and limitations on the use of credit scoring and territorial distinctions in underwriting and rating risks. In the fiscal year ended December 31, 2003, approximately 28.5% of our total gross premiums written from non-standard personal automobile insurance policies produced on behalf of our insurance companies and other unaffiliated insurance companies we represent were issued to customers in Texas. Currently, all of these policies are written by Old American, an unaffiliated insurance company, and reinsured by us and other third parties. We and many of our competitors contract with Texas county mutual insurance companies primarily because these entities historically have not been subject to state rate regulation applicable to other insurance companies. Although the new reforms are significant, the primary rate regulation provisions do not apply directly to our business in Texas due to an exemption that applies to certain county mutual insurance companies, including Old American. However, because the Texas Commissioner of Insurance has been given broader rulemaking authority under the new law, we cannot determine the ultimate impact this legislation will have on our business until certain rules are developed by the Commissioner. Any rule changes that would bring the regulation of county mutual insurance companies more closely in line with the regulation of other property and casualty insurance companies conducting business in Texas would likely increase our regulatory costs and reduce our rate flexibility, which could make our relationship with Old American less profitable and prompt us to change the way we underwrite risk in Texas.

Legal Proceedings

We and our subsidiaries are named from time to time as defendants in various legal actions arising in the ordinary course of our business and arising out of or related to claims made in connection with our insurance policies, claims handling and employment related disputes. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages and some have claimed punitive damages. We believe that the resolution of these legal actions will not have a material adverse effect on our financial position or results of operations.

We are the subject of a purported class action in South Carolina alleging that we have improperly denied coverage for losses resulting from the operation of insured vehicles by undisclosed permissive use drivers. The non-standard personal automobile insurance policies in question were issued by a subsidiary of Vesta and sold through and administered by Driver’s Choice, one of our underwriting agencies. The action is pending in the Court of Common Pleas for the First Judicial Circuit of South Carolina, Dorchester County. This matter, which was filed in September 2003, is still in the early procedural stages and as of the date of this prospectus the class had not been certified. We believe these allegations are without merit. Although we are vigorously defending this lawsuit, the ultimate outcome of this case is uncertain.

We have brought actions against nine former employees of our InsureOne agency, including InsureOne’s former chief executive officer and principal shareholder, to enforce non-compete and non-solicitation agreements entered into with those employees. Four of the actions were brought in the Circuit Court of Cook County, Illinois and five of them were brought in the U.S. District Court for the Eastern District of

Missouri. These actions were filed in December 2003 and February 2004. After we obtained a temporary restraining order in the Illinois case, both Courts entered interim orders, in January 2004 with respect to the Illinois case and in February 2004 with respect to the Missouri case, prohibiting the defendants from hiring any of our employees. Subject to modification by the Courts, these orders are in effect until September 2004, when the trial in the Illinois case of our claims for permanent injunctive relief and compensatory and punitive damages is scheduled. The former chief executive officer and principal shareholder of InsureOne has indicated to us in writing that he intends to bring various counterclaims against us, including allegations that the buyout of his 20.0% interest in our InsureOne agency operations on May 7, 2003 was invalid and fraudulently induced. We believe these allegations are without merit, and we will continue to vigorously prosecute our rights under our non-compete and non-solicitation agreements and defend ourselves against any future allegations brought by former employees of InsureOne.

Properties

We lease an aggregate of approximately 400,000 square feet of office space for our agencies, insurance companies and retail stores in various locations throughout the United States.

Employees

As of February 29, 2004, we employed 1,087 employees. Our employees are not covered by any collective bargaining agreements.

MANAGEMENT

Executive Officers and Directors

Our board of directors currently consists of three directors, including Thomas E. Mangold, our Chief Executive Officer and President, Norman W. Gayle, III, President and Chief Executive Officer of Vesta and John W. McCullough, Vice President and Associate General Counsel of Vesta. Immediately prior to the completion of this offering, Mr. Gayle and Mr. McCullough will resign from our board of directors and six independent directors will be added to our board of directors. The following table sets forth information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Thomas E. Mangold	48	Chief Executive Officer, President and Chairman of the Board of Directors
M. Sean McPadden	38	Executive Vice President
Katherine C. Nolan	43	Executive Vice President
Timothy A. Bienek	45	Executive Vice President and Chief Financial Officer
George M. Daly	42	Senior Vice President — Retail Division
Scott K. Billings	41	Senior Vice President and Treasurer
David B. Snyder	43	Vice President, General Counsel and Secretary
Norman W. Gayle, III	50	Director
John W. McCullough	38	Director

Thomas E. Mangold has been our Chief Executive Officer, President and Chairman of the Board of Directors since December 2000. Mr. Mangold has 24 years of experience in the insurance industry. Prior to joining us, Mr. Mangold served as Chief Executive Officer of Bristol West Insurance Group, Inc., a provider of non-standard automobile insurance and related services, from 1999 to 2000. From 1992 to 1997, Mr. Mangold served as Executive Vice President, Chief Operating Officer and director of Titan Holdings, Inc. and was responsible for overseeing all of the auto, public entity, premium finance and corporate operations of Titan Holdings. Mr. Mangold was also instrumental in the initial public offering of Titan Holdings in 1993, a secondary stock offering in 1995 and the sale of Titan Holdings to USF&G in 1997. Mr. Mangold continued to serve as President of Titan Auto, the primary operating subsidiary of Titan Holdings, until 1998 when Titan Auto was purchased by St. Paul. From 1977 to 1992, Mr. Mangold served in numerous management and executive positions at insurance and reinsurance companies, including the Insurance Company of North America, Guy Carpenter & Company, Inc., Delaney Intermediaries, Inc., First Security Insurance Group and Titan Insurance Company, formerly Imperial Midwest Insurance Company.

M. Sean McPadden has been our Executive Vice President in charge of underwriting operations since April 2002. Mr. McPadden also served as one of our directors from 2002 until March 9, 2004. Mr. McPadden has 16 years of insurance operations experience. Prior to joining us, Mr. McPadden served as Chief Actuary and Senior Vice President of Product Management of Bristol West Insurance Group, Inc. from 1999 to 2002, where his responsibilities included pricing, reserving and financial reporting as well as product design, positioning and profitability of a non-standard personal automobile insurance operation with business throughout 15 states. Prior to joining Bristol West, Mr. McPadden held several actuarial posts with Travelers Insurance Company from 1987 to 1999, culminating in his being named Vice President of Non-Standard Auto, where from 1997 to 1999 he was responsible for actuarial, product development and product support for the non-standard personal automobile insurance operations of Travelers. Mr. McPadden is a Fellow of the Casualty Actuarial Society, a designation he achieved in 1994.

Katherine C. Nolan has been our Executive Vice President in charge of administrative services since April 2002. Ms. Nolan also served as one of our directors from 2002 until March 9, 2004. Ms. Nolan has 15 years of experience in the insurance industry. Prior to joining us, Ms. Nolan served as Senior Vice President of Operations of Bristol West Insurance Group, Inc. from 2000 to 2002, where she was responsible for all processing, underwriting, customer service, cash processing and policy administration activities for Bristol West’s business, including the integration of two operational facilities with a total of 350 employees. From 1999 to 2000, Ms. Nolan served as Senior Vice President of Marketing of Harris InfoSource, a sales and marketing information services provider, where her responsibilities included product positioning, promotion and distribution for all company product lines. From 1987 to 1999, Ms. Nolan held several management positions with St. Paul Specialty Auto, culminating in Vice President of Operations, where from 1997 to 1999 Ms. Nolan was responsible for all processing, customer service and policy administration activities conducted in four regional offices.

Timothy A. Bienek has been our Chief Financial Officer since November 2003. Mr. Bienek also served as our Treasurer from November 2003 to February 2004. Mr. Bienek has 20 years of experience in the insurance industry. Prior to joining us, Mr. Bienek was the President and Chief Operating Officer and a director of Hallmark Financial Services, Inc., a publicly traded insurance holding company, from 2002 to 2003. Mr. Bienek was employed by Benfield Blanch, Inc., a reinsurance intermediary, from 1999 to 2002, where he was promoted to the position of Chief Operating Officer after previously having had responsibility for the operations of E.W Blanch Programs Services and E.W. Blanch Capital Markets, a NASD licensed broker-dealer. From 1998 to 1999, Mr. Bienek served as a Senior Vice President of AAM Capital Partners, a private equity fund for investing in the insurance industry. From 1983 to 1998, Mr. Bienek served in numerous management and executive positions in the insurance industry, including Director of Corporate Finance and Planning and Controller of the Auto Products Group for Allstate Insurance Company, Director of Corporate Planning and then Chief Financial Officer for the Personal Lines Division of TIG Holdings, and Vice President directing the property-casualty insurance rating practice of Duff & Phelps Credit Rating Company. Mr. Bienek is a Chartered Financial Analyst.

George M. Daly assumed the role of Senior Vice President — Retail Division with the responsibility to direct and lead our four retail agencies in August 2003. From January 2002 to August 2003, Mr. Daly served as our Executive Vice President of Marketing. Prior to that time Mr. Daly served for over 15 years in various sales/marketing management and executive capacities within the InsureOne organization under its previous ownership. During this period, Mr. Daly served on numerous industry leader agency councils, including the National Agency Council for Royal & Sunalliance and the National Sales and Product Committee for Encompass Insurance. Mr. Daly began his insurance career as a sales agent with Allstate Insurance in 1984, where he remained until joining the Hallberg Agency in 1986, which became InsureOne in 1989.

Scott K. Billings has been our Senior Vice President and Treasurer since February 2004. Mr. Billings has six years of insurance industry experience. Prior to joining us, Mr. Billings was the Chief Financial Officer and Secretary of Hallmark Financial Services, Inc., a publicly traded insurance holding company, from 2003 to 2004. Mr. Billings was employed by Benfield Blanch, Inc., a reinsurance intermediary, from 1998 to 2002, where he was promoted to the position of Chief Financial Officer of domestic operations after previously serving as Chief Accounting Officer for E.W. Blanch Holdings, Inc., the publicly traded predecessor to Benfield Blanch, Inc. From 1994 to 1998, Mr. Billings served as the Controller for H.D. Vest Financial Services, Inc., a publicly traded provider of financial services to tax professionals. Mr. Billings was a senior accountant with a public accounting firm from 1989 to 1994. Mr. Billings is a Certified Public Accountant.

David B. Snyder has been our Vice President and General Counsel since October 2002 and has served as our Secretary since March 2003. Prior to joining us, from 1999 to 2002, Mr. Snyder served as Vice President, General Counsel and Secretary of Bankers Financial Corporation and its non-insurance company subsidiaries and Associate General Counsel of the insurance subsidiaries of Bankers Insurance Group, Inc.

Norman W. Gayle, III has been a director since December 2000. Mr. Gayle has served as President and Chief Executive Officer and a director of Vesta Insurance Group, Inc. since 1998. Mr. Gayle is also a director of Cavalier Homes, Inc.

John W. McCullough has been a director since December 2002. Mr. McCullough has served as Vice President and Associate General Counsel of Vesta Insurance Group, Inc. since 2000. From 1996 to 2000, Mr. McCullough was an associate and partner with the law firm of Balch & Bingham LLP, specializing in corporate and securities matters.

Board of Directors

Our board of directors currently consists of three members, including Norman W. Gayle, III and John W. McCullough, who are also executive officers of Vesta. Immediately prior to the completion of this offering, Mr. Gayle and Mr. McCullough will resign from our board of directors and six independent directors will be added to our board of directors. Each of our directors will hold office for a term expiring at the annual meeting of our stockholders to be held in 2005. Thereafter, all board members will serve one-year terms and will be elected at the annual meeting of our stockholders.

Audit Committee

Our board of directors has established an audit committee, which will oversee and review our accounting, financial reporting and control processes and the audits of our financial statements, including: (1) the preparation, presentation and integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) our independent auditor’s qualifications and independence; and (4) the performance of our internal audit function and independent auditor. Our audit committee will:

•	have sole responsibility to retain and terminate our independent auditor, subject to stockholder ratification;

•	pre-approve all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement;

•	appoint and oversee our internal auditor, and review the scope and results of each annual internal audit; and

•	review our audited financial statements and related public disclosures, earnings press releases and other financial information and earnings guidance provided to analysts or rating agencies.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter.

Upon completion of this offering, our audit committee will be comprised of three directors who satisfy the independence requirements of current Securities and Exchange Commission rules and Nasdaq National Market listing standards. We expect that one of these directors will qualify as an audit committee financial expert as defined under these rules and listing standards, and that the other members of our audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards.

Compensation Committee

Our board of directors has established a compensation committee, which will be comprised of three independent directors after the completion of this offering. The principal responsibilities of the compensation committee are to:

•	evaluate the performance and approve the compensation of our executive officers and such other key executives or other officers as identified by the committee;

•	prepare an annual report on executive compensation for inclusion in our proxy statement; and

•	oversee our compensation and benefit plans, including the review, approval and administration of incentive compensation plans and equity-based plans.

The compensation committee reviews and approves corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and establishes the Chief Executive Officer’s compensation levels based on its evaluation.

Nominating and Corporate Governance Committee

Our board of directors has established a nominating and corporate governance committee, which will be comprised of three independent directors after the completion of this offering. The principal functions of the nominating and corporate governance committee are to:

•	identify, consider and recommend to the board qualified director nominees for election at our annual meeting;

•	review and make recommendations on matters involving general operation of the board and its committees, and recommend to the board nominees for each committee of the board;

•	review and recommend to the board the adoption and appropriate revision of our corporate governance practices; and

•	make an annual report to the board on the Chief Executive Officer succession plan.

Director Compensation

Cash compensation.    To date, none of our directors has received compensation for services rendered as a board or committee member. It is anticipated that after the completion of this offering, each non-employee member of our board of directors will receive an annual retainer fee of $25,000, and each committee chairman will receive an additional annual retainer fee of $5,000, both payable in January of each year. Non-employee directors also will receive $2,000 for each regular board meeting attended and $1,000 for each special board meeting or any committee meeting attended, payable in the month following each such meeting. Directors who are also our employees will receive no compensation for serving as directors. Directors will receive reimbursement for their reasonable travel and lodging expenses if they do not live in the area where the meeting is held, up to a maximum of $1,500 per director per meeting.

Initial inducement options and annual incentive options.    In connection with this offering, on                     , 2004, our board of directors adopted and our stockholders approved the 2004 Stock Incentive Plan, or 2004 Plan. Under the 2004 Plan, on the first trading day following an eligible non-employee director’s election to the board, the director will be granted a nonqualified stock option to purchase              shares of our common stock at a purchase price equal to the fair market value per share of the common stock on the grant date. In addition, the 2004 Plan provides that, on the last trading day in January of each subsequent year, each eligible non-employee director will be granted a nonqualified stock option to purchase              shares of our common stock at a purchase price equal to the fair market value per share of the common stock on the grant date. Initial inducement options and annual incentive options granted to eligible non-employee directors under the 2004 Plan are exercisable for a period of ten years beginning on the date of its grant. An option may not be exercised during the first      months after grant, except in the event of the death or disability of the director.

Restricted stock in lieu of retainer fees.    Under the 2004 Plan, each non-employee director may elect, pursuant to an advance written election, to receive shares of restricted stock in lieu of part or all of such director’s annual retainer. The number of shares of restricted stock that a non-employee director will be entitled to receive will be equal to the dollar amount of director fees that such director has elected not to receive, divided by seventy-five percent of the fair market value of our common stock on the date on which such fees would otherwise become payable. Shares of restricted stock will be subject to forfeiture if the director terminates service within six months following the award date, and may not be sold, transferred, pledged or assigned during this period. Non-employee directors electing to receive restricted stock will be entitled to all rights of a stockholder with respect to these shares, including the right to vote and to receive dividends. However, certificates for the shares of restricted stock will be delivered only after the period of forfeiture has expired.

Executive Compensation

The following table sets forth certain information regarding compensation paid for services rendered to us during 2003 by our Chief Executive Officer and our four other highest paid executive officers as well as our Chief Financial Officer. We refer to these officers as our named executive officers in other parts of this prospectus.

			Annual Compensation				All Other Compensation(2)
Name and Principal Position	Year		Salary	Bonus(1)	Other Annual Compensation
Thomas E. Mangold Chief Executive Officer, President and Chairman of the Board of Directors	2003		$317,351	$325,000	$64,519	(3)	$6,694

M. Sean McPadden Executive Vice President	2003		244,615	154,500	—		5,169

Timothy A. Bienek Executive Vice President and Chief Financial Officer	2003	(4)	16,538	75,000	—		—

Katherine C. Nolan Executive Vice President	2003		194,922	120,000	—		7,797

George M. Daly Senior Vice President — Retail Division	2003		165,680	35,000	—		6,627

David B. Snyder Vice President, General Counsel and Secretary	2003		132,885	35,000	31,660	(5)	885

(1)	Figures represent bonuses earned in 2003 but paid in 2004.
(2)	Figures represent employer matching contributions under our 401(k) plan.
(3)	Consists of payments made to reimburse Mr. Mangold for housing and related travel expenses.
(4)	Mr. Bienek joined us in November 2003, and his annual salary is $215,000.
(5)	Consists of payments made to reimburse Mr. Snyder for relocation expenses.

Employment Agreement with Executive Officers

We have entered into employment agreements with four of our executive officers, Thomas E. Mangold, M. Sean McPadden, Katherine C. Nolan and Timothy A. Bienek. Each of these agreements will become effective upon the consummation of an initial public offering of our securities having an aggregate market value of at least $50 million. Once effective, the agreements have a two-year term (three years in the case of Mr. Mangold) that automatically will be extended for an additional year on each anniversary of the effective date, unless either we or the executive officer provides at least 90 days’ written notice of non-extension. Under the agreements, we will pay each of the executive officers the following base salaries, subject to annual adjustment: Mr. Mangold—$            , Mr. McPadden—$            , Ms. Nolan—$             and Mr. Bienek—$            . The executive officers also may receive additional amounts as bonus, incentive or equity compensation as determined by our compensation committee in accordance with our regular compensation practices, and will be entitled to receive other standard employee benefits and certain perquisites, including a car allowance and social or country club dues.

In addition, for a period of two years following the termination of employment, the executive officers are subject to an agreement not to compete with us or to solicit our employees or customers. Further, the agreement provides that, during the term of employment and at all times thereafter, the executive officers will not disclose or improperly use confidential information relating to our business.

If we terminate any of these executive officers’ employment without cause as defined in the agreement, or if the executive officer terminates his or her employment for good reason following a change in control, as those terms are defined in the agreements, the executive officer will be entitled to receive the equivalent of          years’ salary and bonus in a lump sum or in          monthly installments, as well as accrued compensation, a pro rata bonus and continued health-related benefits for at least                  years. If we terminate any executive officer’s employment for cause, as defined in the agreements, or if the executive officer resigns, the executive officer will be entitled to receive accrued compensation. In the event an executive officer’s employment is terminated by death, we will pay accrued compensation as well as a pro rata bonus amount.

401(k) Plan

We have established a retirement savings plan under section 401(k) of the Internal Revenue Code to cover our eligible employees. Eligible employees electing to participate in our 401(k) plan may defer from one to 15.0% of their compensation on a pre-tax basis, subject to statutory limits, by making contributions to the plan. Employees becomes eligible to participate in our 401(k) plan after one year of service, after which we may match 100.0% of eligible employees’ contributions up to first three percent of their compensation and 50.0% of eligible employees’ contributions up to an additional two percent of their compensation. All amounts contributed by eligible employees and all of our matching contributions, as well as earnings on these amounts, are fully vested at all times after an eligible employee begins participation in the 401(k) plan. We made $1.1 million in contributions to the 401(k) plan during 2003 and $1.0 million during 2002.

1998 Omnibus Incentive Plan

We established our 1998 Omnibus Incentive Plan, or 1998 Plan, to enable us to attract, retain and motivate eligible officers, employees, directors, advisors and consultants through equity-based compensatory awards, including stock options, restricted and unrestricted stock, deferred stock awards, performance stock awards and dividend equivalent rights. We do not expect to grant any further equity awards under the 1998 Plan, but intend to make all future awards under the 2004 Stock Incentive Plan, which we have adopted in connection with this offering. While all awards previously granted under the 1998 Plan will remain outstanding, 1998 Plan shares will not be available for regrant if these outstanding awards are forfeited or cancelled.

Shares reserved.    In connection with this offering, we have reduced the maximum number of shares of common stock reserved for issuance under the 1998 Plan to             , which is the number of shares currently subject to outstanding awards under the 1998 Plan. These shares are subject to adjustment to reflect certain corporate transactions or changes in our capital structure.

Administration.    The 1998 Plan is administered by the compensation committee of our board of directors, which must be comprised solely of members who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and non-employee directors within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934 on and after the date we become subject to each of those provisions. The 1998 Plan provides that the compensation committee has the authority to, among other things, select plan participants, determine the type and amount of awards, determine when the awards will be granted, modify award terms, accelerate vesting, fix all other terms and conditions of any awards and interpret the 1998 Plan and any 1998 Plan awards.

Eligibility.    Participants in the 1998 Plan are such officers and other employees, advisors, consultants and key persons of Affirmative and our subsidiaries who are responsible for or contribute to our management, growth or profitability as are selected from time to time by the compensation committee. Non-employee directors are also eligible to participate in the 1998 Plan.

Stock options.    The compensation committee may grant stock options under the 1998 Plan that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, or stock options that are not intended to so qualify. The compensation committee may fix the term and vesting schedule of each stock option, subject to earlier termination when the optionee’s employment (or other business relationship) ceases, but no incentive stock option will be exercisable more than 10 years after the date of grant. The exercise price of each stock option will be determined by the compensation committee on the grant date, but must not be less than 100.0% of the fair market value of our common stock on the grant date in the case of incentive stock options. In the event that an incentive stock option is granted to an employee who is also a 10.0% stockholder, the term of such stock option may not be more than five years and the exercise price may not be less than 110% of the fair market value on the grant date. The exercise price of each stock option granted under the 1998 Plan may be paid in cash, or after the closing of this offering, in shares of common stock under certain conditions. The compensation committee may provide in connection with a stock option grant that if shares of our common stock are used to pay the exercise price, an additional option will be granted to the optionee to purchase that number of shares used to pay the exercise price.

Restricted stock awards.    The 1998 Plan also provides for awards of restricted stock, which entitle the recipient to acquire or receive shares of our common stock that are subject to such restrictions on transferability and other conditions as the compensation committee may determine at the time of grant. Restricted stock awards may vest, in installments or otherwise, based on continuing employment (or other business relationship), the achievement of pre-established performance goals and objectives or other conditions. Subject to the conditions contained in the award agreement, a participant granted a restricted stock award will have all of the rights of a stockholder with respect to the voting of the restricted stock. Unless the compensation committee provides otherwise, a participant’s rights in unvested shares of restricted stock terminate upon the participant’s termination of employment (or other business relationship), and such shares are subject to our repurchase.

Unrestricted stock awards.    The compensation committee may also grant or sell shares of unrestricted common stock to 1998 Plan participants. Participants may defer receipt of shares of unrestricted stock payable under any such award in accordance with rules and procedures established by us. The participant generally may not transfer the right to receive unrestricted stock on a deferred basis, but is entitled to receive dividend equivalent rights that are settled in shares of common stock.

Performance stock awards.    The 1998 Plan provides for the grant of performance stock awards, which entitle the recipient to acquire shares of our common stock upon the attainment of specified performance goals. The compensation committee may determine in its discretion the performance goals applicable under each performance stock award, the periods during which performance is to be measured and all other limitations and conditions applicable to the award. The participant generally may not transfer performance stock awards, and will not have any rights as a stockholder with respect to any shares subject to such award but not actually received. Unless the compensation committee provides otherwise, a participant’s rights in performance stock awards terminate upon the participant’s termination of employment (or other business relationship).

Dividend equivalent rights.    Our compensation committee may grant dividend equivalent rights in connection with any grant under the 1998 Plan or as a freestanding award. Dividend equivalent rights entitle the recipient to receive credits based on cash dividends that would be paid on shares of common stock specified in the award if such shares were held by the recipient. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two, in one or more installments, and may be paid currently or deemed to be reinvested in shares of common stock which will accrue additional equivalents. Additionally, any award under the 1998 Plan that is settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to such cash payment.

Certain corporate events.    In the case of our dissolution or liquidation or certain corporate events in which we are acquired by another unrelated person, all outstanding awards under the 1998 Plan will become fully vested. Upon the effectiveness of any such transaction or event, the 1998 Plan and all plan awards will terminate unless provision is otherwise made for the assumption or substitution of awards. In the event of such termination, all awards other than options must be settled in cash or shares of common stock, and optionees shall be permitted to exercise all outstanding options for at least 15 days prior to such termination.

Amendment and termination.    At any time, our board of directors may amend or discontinue the 1998 Plan, and the compensation committee may amend, cancel or substitute any outstanding award. However, no such action may adversely affect the rights of any participant under any outstanding award without the participant’s consent. To the extent determined necessary by the compensation committee to ensure that 1998 Plan awards are exempt under Section 16 of the Securities Exchange Act of 1934 and that incentive stock options granted under the 1998 Plan are qualified under Section 422 of the Internal Revenue Code of 1986, 1998 Plan amendments will be subject to stockholder approval.

2004 Stock Incentive Plan

In connection with this offering, on                     , 2004, our board of directors adopted and our stockholders approved the 2004 Stock Incentive Plan, or 2004 Plan, to enable us to attract, retain and motivate eligible employees, directors and consultants through equity-based compensatory awards, including stock options, stock bonus awards, restricted and unrestricted stock awards, performance stock awards, stock appreciation rights and dividend equivalent rights.

Shares reserved.    The maximum number of shares of common stock reserved for issuance under the 2004 Plan is                     , subject to adjustment to reflect certain corporate transactions or changes in our capital structure.

Administration.    The 2004 Plan may be administered by our board of directors or a committee of our board comprised of members who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and “non-employee directors” within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. The 2004 Plan provides that the board or committee has the authority to, among other things, select plan participants, determine the type and amount of awards, determine when the awards will be granted, modify award terms, accelerate vesting, fix all other terms and conditions of any awards, interpret the 2004 Plan and any plan awards, and delegate certain of its authority and duties.

Eligibility.    Directors of Affirmative, employees of Affirmative and our affiliates, and certain consultants may participate in the 2004 Plan.

Director awards.    Under the 2004 Plan, eligible non-employee directors will receive an automatic option award covering              shares of common stock upon their initial election to the board of directors, and thereafter will receive an automatic incentive option award covering              shares of common stock each January. Eligible non-employee directors may also elect to receive shares of restricted stock in lieu of annual retainer fees. See “—Director Compensation.” The committee may also grant discretionary stock awards under the 2004 Plan to eligible directors.

Stock options.    Participants may be granted stock options under the 2004 Plan that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, or stock options that are not intended to so qualify. The board or committee may fix the term and vesting schedule of each stock option, but no incentive stock option will be exercisable more than 10 years after the date of grant. Vested stock options generally remain exercisable for up to three months after a participant’s termination of service or up to 12 months after a participant’s death or disability. Typically, the exercise price of each incentive stock option must not be less than 100.0% of the fair market value of our common stock on the grant date, and the exercise price of a nonqualified stock option must not be less than 20.0% of the fair market value of our common stock on the grant date. In the event that an incentive stock option is granted to a 10.0% stockholder, the term of such stock option may not be more than five years and the exercise price may not be less than 110.0% of the fair market value on the grant date. The exercise price of each stock option granted under the 2004 Plan may be paid in cash or in other forms of consideration in certain circumstances, including shares of common stock, deferred payment arrangements or pursuant to cashless exercise programs. A stock option award may provide that if shares of our common stock are used to pay the exercise price, an additional option will be granted to the participant to purchase that number of shares used to pay the exercise price. Generally, stock options are not transferable except by will or the laws of descent and distribution, unless the board or committee provides that a nonqualified stock option may be transferred.

Stock bonus awards.    Stock bonuses may be awarded in consideration for past services rendered by participants and will be subject to such vesting, repurchase and transferability terms as the board or committee determines.

Restricted stock awards.    The 2004 Plan also provides for awards of restricted stock, which entitle the recipient to acquire or receive shares of our common stock that are subject to such vesting, transferability, forfeiture, repurchase and other conditions as the board or committee may determine. The committee may provide for certain cash awards to satisfy a participant’s tax liability upon receipt or vesting of a restricted stock award.

Unrestricted stock awards.    The board or committee may also grant or sell shares of unrestricted common stock, free of any vesting limitations, to 2004 Plan participants. Participants may defer receipt of shares of unrestricted stock payable under any such award in accordance with rules and procedures established by us. The participant generally may not transfer the right to receive unrestricted stock on a deferred basis, but is entitled to receive dividend equivalent rights with respect to the deferred award that are settled in shares of common stock.

Performance stock awards.    The 2004 Plan provides for the grant of performance stock awards, which entitle the recipient to acquire shares of our common stock upon the attainment of specified performance goals. The board or committee may determine in its discretion the performance goals applicable under each performance stock award, the periods during which performance is to be measured and all other limitations and conditions applicable to the award. The participant may not transfer performance stock awards, and will not have any rights as a stockholder with respect to any shares subject to such award but not actually received. Unless the board or committee provides otherwise, a participant’s rights in performance stock awards terminate upon the participant’s termination of employment (or other business relationship).

Stock appreciation rights.    Stock appreciation rights entitle a participant to receive upon exercise an amount equal to the number of shares of common stock subject to the award multiplied by the excess of the fair market value of a share of common stock at the time of exercise over the exercise price per share. Stock appreciation rights granted to participants may relate to a specific option granted under the 2004 Plan, or a related stock appreciation right, but may also be granted without relation to an option, or a free-standing stock appreciation right. A free-standing stock appreciation right may be granted by board or committee at any time, will become exercisable as determined by the board or committee and must have an exercise price of at least 100.0% of the fair market value of a share of common stock on the grant date. A related stock appreciation right awarded in conjunction with a nonqualified stock option may be granted either at or after the option is granted. A related stock appreciation right awarded in conjunction with an incentive stock option must be granted at the same time the option is granted. The number of shares of common stock covered by a related stock appreciation right cannot exceed the number of shares covered by the corresponding option. A related stock appreciation right will have the same exercise price as the related option and will be exercisable and transferable to the same extent as the related option. In addition, a related stock appreciation right may be exercised only when the fair market value of the common stock subject to such option exceeds the exercise price of the option. The exercise of a related stock appreciation right will automatically result in the cancellation of the corresponding option on a share-for-share basis; conversely, the exercise of an option will result in the cancellation of any related stock appreciation right on a share-for-share basis. Stock appreciation rights may be settled in cash or any combination of common stock in cash, subject to certain blackout periods on exercise.

Dividend equivalent rights.    Dividend equivalent rights entitle the recipient to receive credits based on cash dividends that would be paid on shares of common stock specified in the award if such shares were held by the recipient. Dividend equivalent rights may be granted in connection with any award under the 2004 Plan or as a freestanding award. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two, in one or more installments, and may be paid currently or deemed to be reinvested in shares of common stock which will accrue additional equivalents. Additionally, any award under the 2004 Plan that is settled in whole or in part in cash on a deferred basis may provide for interest equivalents to be credited with respect to such cash payment.

Certain corporate events.    In the case of our dissolution or liquidation or certain corporate events in which we are acquired by another person, we may, in our discretion, provide for the continuation of outstanding awards, the assumption or substitution of outstanding awards by the acquiring entity, or the cancellation of all outstanding awards. In the event of such cancellation, all participants will be permitted to exercise all outstanding awards during the later of the 10 days after notice of cancellation or the 15 days prior to such event. Additionally, the committee may provide in certain award agreements that the vesting or exercisability of such awards will be accelerated in the event of a change in control, as defined in the 2004 Plan.

In the event of our dissolution or liquidation, all outstanding stock awards under the 2004 Plan will terminate immediately prior to such event. Generally, in the case of certain corporate events in which we are acquired by another person, all outstanding awards under the 2004 Plan held by participants whose service has not terminated will become fully vested unless provision is otherwise made for the assumption or substitution of awards by the acquiror. Upon the effectiveness of any such event, all outstanding and unexercised 2004 Plan awards will terminate.

Amendment and termination.    At any time, the board may amend the 2004 Plan, and the board or committee may amend any outstanding award. However, no such action may adversely affect the rights of any participant under any outstanding award without the participant’s consent. To the extent necessary to satisfy any applicable law or listing requirements, and to the extent determined advisable by the board to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, 2004 Plan amendments will be subject to stockholder approval. The board may suspend or terminate the 2004 Plan at any time. Unless sooner terminated, the 2004 Plan will terminate on the day before the tenth anniversary of its adoption by the board or stockholders, whichever is earlier.

New option grants.    Our board of directors has approved a grant of options to purchase              shares of our common stock under the 2004 Plan upon completion of this offering to the following executive officers in the amounts set forth in the table below:

Name	Number of shares

These options will have an exercise price equal to the initial public offering price, will have a term of          years and will vest in              equal annual installments beginning on the first anniversary of the date of grant.

In addition, we will grant options to eligible non-employee directors as described in “— Director Compensation,” above.

Option Grants in Last Fiscal Year

We did not grant any stock options to our named executive officers in 2003.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table presents certain information with respect to the value of options held by our named executive officers at December 31, 2003. None of the named executive officers exercised any options during 2003.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas E. Mangold	—	—	34,784	12,567
M. Sean McPadden	—	—	1,480	2,959
Katherine C. Nolan	—	—	789	1,579
George M. Daly	—	—	—	—
Timothy A. Bienek	—	—	—	—
David B. Snyder	—	—	—	—

(1)	The value of in-the-money options at December 31, 2003 represents the difference between the exercise price of such options and the fair value of our common stock as of December 31, 2003. There was no public trading market for our common stock at December 31, 2003. Accordingly, these values have been calculated based on an assumed initial public offering price of $ share, the midpoint of the price range set forth on the cover page of this prospectus, less the per share exercise price, multiplied by the number of shares underlying the options. The actual value of in-the-money options will depend upon the trading price of our common stock on the date of sale of the underlying common stock and may be higher or lower than the amount set forth in the table above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships and Transactions with Vesta

Historical relationships and transactions.    Prior to this offering, we operated our business as a subsidiary of Vesta and we have relied on Vesta for assistance with a variety of financial, administrative, managerial and other matters customarily performed by a parent company for its consolidated subsidiaries. We have reimbursed Vesta for the costs of providing these services to us. The services we have received from Vesta include:

•	Investment management and related administrative services;

•	Assistance with statutory financial reporting and regulatory compliance, including preparation and filing of our statutory financial statements and rate changes;

•	Tax services, including tax return preparation, in connection with our participation in Vesta’s consolidated tax group pursuant to a tax allocation agreement;

•	Non-health insurance coverage, including directors and officers’ liability policies and errors and omissions coverage; and

•	Other services that are not specifically billed to us, but in connection with which we are allocated a share of Vesta’s corporate overhead expenses including public relations, investor relations and internal audit services.

In addition, since December 2000, we have entered into several intercompany transactions with Vesta and its subsidiaries pursuant to which we have acquired or disposed of the securities or assets of certain businesses. In particular, we have issued shares of our capital stock to Vesta and certain of its subsidiaries in consideration for the transfer of Vesta’s non-standard personal automobile operations to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions.”

Our separation from Vesta.    As described in the section entitled “Our Separation from Vesta,” effective December 31, 2003, Vesta sold Affirmative Insurance Company and Insura to us, and transferred to us all future economic interest in the NSA Business through a series of reinsurance transactions. We issued an aggregate of              shares of common stock, valued at $47.7 million, to Vesta and certain of its subsidiaries in connection with these transactions.

Continuing relationships and transactions.    In addition to the ongoing reinsurance agreements and other relationships that are described in the section entitled “Our Separation from Vesta,” prior to the completion of this offering, we will enter into certain other agreements with Vesta for the purpose of completing our separation from Vesta and setting forth various matters governing our relationship with Vesta while Vesta remains a significant stockholder. The terms of these agreements, as described below, have been negotiated by us and Vesta. Our current board of directors will review and approve the terms of these agreements, but the agreements have not been and will not be reviewed and approved by the independent directors who will join our board of directors upon completion of this offering. We believe that the terms of these agreements are comparable to or more favorable than those that we could have obtained from independent third parties.

•	Registration rights agreement. As described in the section entitled “Registration Rights and Lock-Up Agreements,” effective as of the completion of this offering, we will enter into a registration rights agreement with Vesta pursuant to which we will be required under certain circumstances to register under the Securities Act of 1933 shares of our common stock owned by Vesta and its affiliates for sale in a public offering.

•

Separation agreement.    In connection with this offering and our separation from Vesta, we will enter into an agreement with Vesta that formalizes arrangements with respect to transitional services Vesta plans to provide us and terminates certain other relationships we currently have with Vesta. Under this separation agreement, Vesta will continue to provide us with certain administrative support services, including assistance with tax return preparation, statutory financial reporting and regulatory compliance matters. The term for the provision of each of these services may vary depending on our needs and the speed with which we develop our own internal capabilities or arrange for other third parties to supply us these services. Some services may be phased out over a brief period of time following the completion of this offering, while others may continue for a stated term and contain optional renewal rights. We do not expect that the fees we will pay to Vesta for these transitional services will exceed those paid by or allocated to us prior to this offering.

In addition, we and certain of Vesta’s subsidiaries have been parties to a tax allocation agreement providing for the filing of consolidated federal income tax returns and the allocation of federal income tax liability among Vesta and its subsidiaries as a consolidated tax group. Following the completion of this offering, we will no longer be a member of Vesta’s consolidated tax group. Under the separation agreement, we will indemnify the members of Vesta’s consolidated tax group for liabilities that are allocated to us for periods prior to the offering, and the members of Vesta’s consolidated tax group will indemnify us for tax liabilities that are allocated to other members of the group for periods prior to the offering. The amount of tax allocated to us for such periods is generally equal to the federal income tax that would have been payable by us during such periods if we had filed a separate return for the taxable year and all prior periods. Under the tax laws, each member of the Vesta consolidated tax group is severally liable for the federal income tax liability of each other member of the group. Accordingly, with respect to periods in which we have been included in Vesta’s consolidated tax group, we could be liable for any federal tax liability incurred, but not discharged, by any other member of the group. As discussed above, the other members of Vesta’s consolidated tax group will indemnify us for that liability.

Robert C. Mangold

Robert C. Mangold, brother of Thomas E. Mangold, our Chief Executive Officer, President and Chairman of the Board of Directors, serves as a Vice President of various of our retail subsidiaries and was paid compensation in excess of $60,000 for such services in 2003.

Compensation Committee Interlocks and Insider Participation

During 2003, the compensation committee of our board of directors was comprised of three members, Norman W. Gayle, III, Donald W. Thornton, General Counsel of Vesta and former board member, and John W. McCullough, who are also executive officers of Vesta. None of our executive officers has served as a director or member of the compensation committee, or any other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee or as one of our directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 15, 2004, and after the sale of our common stock in this offering, by:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person or entity known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

•	each of the selling stockholders.

Under Securities and Exchange Commission rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, we believe that each of the stockholders listed below has sole voting and investment power over the shares beneficially owned. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

We have based our calculation of the percentage of beneficial ownership on 886,248 shares of common stock outstanding on March 15, 2004 and              shares of common stock outstanding upon the closing of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that were currently exercisable at or were exercisable within 60 days of March 15, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, the business address for each beneficial owner listed below is 4450 Sojourn Drive, Suite 500, Addison, Texas 75001.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Vesta Stockholders
Vesta Insurance Group, Inc.(1)(2)	875,530	98.1%
The Shelby Insurance Company(3)	283,799	32.0
Vesta Fire Insurance Corporation(3)	200,708	22.6
Shelby Casualty Insurance Company(3)	20,000	2.3
The Hawaiian Insurance and Guaranty Company, Ltd(3).	5,000	*

Executive Officers and Directors
Thomas E. Mangold(4)	38,274	4.2
M. Sean McPadden(5)	1,480	*
Katherine C. Nolan(6)	789	*
Timothy A. Bienek	—	—
George M. Daly	—	—
David B. Snyder	—	—
Scott K. Billings	—	—
Norman W. Gayle, III(7)	—	—
John W. McCullough(8)	—	—

All Executive Officers and Directors as a Group (9 persons)	40,543	4.4%

*	Represents less than 1%.
(1)	Includes shares directly owned by the following wholly owned subsidiaries of Vesta Insurance Group, Inc.: The Shelby Insurance Company (283,799 shares prior to the offering and shares after the offering), Vesta Fire Insurance Corporation (200,708 shares prior to the offering and shares after the offering), Shelby Casualty Insurance Company (20,000 shares prior to the offering and shares after the offering) and The Hawaiian Insurance and Guaranty Company, Ltd. (5,000 shares prior to the offering and shares after the offering). The address of Vesta Insurance Group, Inc. is 3760 River Run Drive, Birmingham, Alabama 35243.
(2)	Includes options to purchase 6,138 shares that were currently exercisable at or within 60 days of March 15, 2004.
(3)	The Shelby Insurance Company, Vesta Fire Insurance Corporation, Shelby Casualty Insurance Company and The Hawaiian Insurance and Guaranty Company, Ltd. are wholly owned subsidiaries of Vesta Insurance Group, Inc., and each of their addresses is 3760 River Run Drive, Birmingham, Alabama 35243.
(4)	Includes options to purchase 34,784 shares that were currently exercisable at or within 60 days of March 15, 2004.
(5)	Consists of options to purchase 1,480 shares that were currently exercisable at or within 60 days of March 15, 2004.
(6)	Consists of options to purchase 789 shares that were currently exercisable at or within 60 days of March 15, 2004.
(7)	Mr. Gayle is President and Chief Executive Officer and a director of Vesta Insurance Group, Inc., which beneficially owned an aggregate of 875,530 shares prior to the offering and will beneficially own shares after the offering. Mr. Gayle disclaims ownership of any shares beneficially owned by Vesta.
(8)	Mr. McCullough is Vice President and Associate General Counsel of Vesta Insurance Group, Inc., which beneficially owned an aggregate of 875,530 shares prior to the offering and will beneficially own shares after the offering. Mr. McCullough disclaims ownership of any shares beneficially owned by Vesta.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 75 million shares of common stock, par value $0.01 per share and 25 million shares of preferred stock, par value $.01 per share. Immediately after the sale of the shares of common stock in this offering, we will have approximately          million shares of common stock outstanding. The following description of the terms of our capital stock is a summary and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and by provisions of Delaware and other applicable state law.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors, and the holders of our common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Holders of our common stock are entitled to receive ratably those dividends that may be declared by our board of directors out of legally available funds, subject to the prior rights or preferences applicable to any preferred stock then outstanding. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights or preferences of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be designated in the future.

Preferred Stock

Our amended and restated certificate of incorporation grants our board of directors the authority, without further action by the stockholders, to establish and provide for the issuance from time to time of one or more series of preferred stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the number and designation of shares, the powers, preferences, and rights and the qualifications, limitations, or restrictions of that series, including without limitation the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control. As of the date of this prospectus, no series of preferred stock is designated, no shares of preferred stock are outstanding, and our board of directors currently has no plans, agreements or understandings to authorize or issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and State Law

Delaware General Corporation Law.    Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

•	Undesignated preferred stock. The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

•	Stockholder meetings. Our amended and restated bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer or by a resolution adopted by a majority of our board of directors.

•	Requirements for advance notification of stockholder nominations and proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

•	Delaware anti-takeover statute. We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed interested stockholders from engaging in a business combination with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15.0% or more of a corporation’s voting stock. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

State insurance laws.    Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurance company is domiciled. Prior to granting approval of an application to acquire control of an insurance company, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquiror’s plans for the management of the applicant’s board of directors and executive officers, the acquiror’s plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state insurance statutes provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10.0% or more of the voting securities of the insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance commissioner of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance commissioner to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay or prevent transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

REGISTRATION RIGHTS AND LOCK-UP AGREEMENTS

Registration Rights Agreement

Effective as of the completion of this offering, we will enter into a registration rights agreement with Vesta. Vesta has informed us that it has no current intention to dispose of, following the offering, any of the remaining shares of common stock that it beneficially owns but wants registration rights primarily for the purpose of valuing our common stock at market price.

Under this agreement, beginning six months after the completion of this offering, Vesta will have the right to require us, subject to specified exceptions, on one occasion, to register under the Securities Act of 1933, shares of our common stock owned by Vesta and its affiliates for sale in a public offering. The shares that Vesta and its affiliates intend to sell must have an expected aggregate price to the public of at least $             million.

The registration rights agreement also requires us to file with the Securities and Exchange Commission no later than the first anniversary of the completion of this offering and cause to become effective no later than 90 days thereafter a registration statement relating to an offer to sell all shares of common stock then owned by Vesta. We are not required to file this registration statement if, as of the first anniversary of the completion of this offering, Vesta is no longer the beneficial owner of at least 9.9% of our outstanding common stock. We have agreed to keep this registration statement effective for up to 36 months, unless we earlier deliver an opinion of our counsel to Vesta that Vesta can sell the shares it continues to own without registration and without any limitations as to volume under Rule 144 promulgated under the Securities Act of 1933.

If we propose to file a registration statement covering shares of our common stock, other than a registration statement with respect to our benefit plans or with respect to a business combination, Vesta will have the right to include shares of common stock held by it or its affiliates in the registration, on a second-priority basis to the shares that we are including in the registration but in priority to any other stockholder who then has registration rights. If another stockholder demands a registration, Vesta will have the right to include shares of common stock held by it or its affiliates in the registration in priority to both the demanding stockholder and us.

We have agreed to pay all reasonable costs and expenses in connection with each such registration except underwriting discounts and commissions applicable to any shares of common stock sold by Vesta. This agreement contains customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of the common stock on behalf of Vesta.

Lock-Up Agreements

At the request of the underwriters, we and certain of our stockholders have entered into lock-up agreements that prohibit these stockholders from offering, selling, contracting to sell, or otherwise disposing of or hedging their shares for specified periods of time following the date of this prospectus.

•

Directors, executive officers and certain other parties.    Each of our executive officers and directors, together with certain other stockholders, have entered into an agreement with the underwriters of this offering pursuant to which each of these persons or entities may not, for a period of 180 days after the date of this prospectus, without the prior written approval of Piper Jaffray & Co. on behalf of the underwriters: (1) offer, pledge, sell, assign, encumber, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock; or (2) enter into any swap transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. As of the date of this prospectus, a total of shares of our common stock were covered by these lock-up agreements, including options to purchase shares.

•	Company. In addition, under the purchase agreement for this offering, we will enter into a lock-up agreement with our underwriters under which we may not, for a period of 180 days after the date of this prospectus, without the prior written approval of Piper Jaffray on behalf of the underwriters: (1) offer, pledge, sell, assign, encumber, contract to sell, sell any option or contract to purchase, purchase any option or contract sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock; or (2) enter into any swap transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Since a large number of shares will be restricted from sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option and excluding              shares issuable upon exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock, excluding              shares issuable upon exercise of outstanding options which will be covered by a separate registration statement as described below, held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

Beginning 180 days after the date of this prospectus, approximately              restricted shares subject to lock-up agreements between the underwriters and our executive officers, directors and certain of our stockholders will become eligible for sale in the public market under Rule 144, Rule 144(k) or Rule 701 as described below. The lock-up agreements provide that the stockholders will not, directly or indirectly, sell or otherwise dispose of any shares of common stock without the prior written consent of Piper Jaffray on behalf of the underwriters for a period of 180 days from the date of this prospectus, and there are no exceptions to the lock-up agreements which will be in effect following this offering. Although Piper Jaffray, acting on behalf of the underwriters, may release all or any portion of the securities subject to such lock-up agreements without notice, we have been advised by Piper Jaffray that it has no current intentions of releasing shares subject to the lock-up agreements.

Rule 144

Under Rule 144, beginning 90 days after the date the registration statement of which this prospectus is a part is declared effective, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the outstanding shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who was not an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than affiliates, who purchase or receive shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell such shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period.

Stock Options

We intend to file a registration statement under the Securities Act to register all shares of common stock issued, issuable or reserved for issuance under our 1998 Omnibus Incentive Plan and 2004 Stock Incentive Plan. This registration statement is expected to be filed as soon as practicable after the date of this prospectus and will automatically become effective upon filing. Following this filing, shares registered under this registration statement will, subject to the lock-up agreements described above and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Sandler O’Neill & Partners, L.P.

Total

The underwriters have advised us and the selling stockholders that they propose to offer the shares to the public at $    per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $    per share. The underwriters may allow and the dealers may reallow a concession of not more than $    per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional              shares of common stock from us and the selling stockholders have granted to the underwriters an option to purchase up to an additional              shares of common stock, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth on the cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters by us and by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No exercise	Full exercise
Per share	$	$
Underwriting discount paid by us	$	$
Underwriting discount paid by selling stockholders	$	$

We estimate that our total pro rata share of the expenses for this offering, excluding the underwriting discount, will be approximately $            .

We and the selling stockholders, jointly and severally, have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

We and each of our directors, executive officers and the selling stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We have agreed not to offer, pledge, sell, assign, encumber, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or to enter into any swap transaction or other arrangement that transfers to another person or entity any of the economic consequences of ownership of the common stock, in each case without the written consent of Piper Jaffray. The agreements provide exceptions for: (1) sales to the underwriters pursuant to the purchase agreement; (2) our sales in connection with the exercise of options

granted and the granting of options to purchase up to an additional              shares under our equity compensation plans; and (3) certain other transactions.

Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated among us, the selling stockholders and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise make short sales of our common stock by selling more shares of common stock than have been sold to them by us and the selling stockholders. The underwriters may close out covered short sales, which are sales made in an amount not greater than the underwriters’ over-allotment option, by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of our shares available for purchase in the open market as compared to the price at which they may purchase our shares through the over-allotment option. In contrast, the underwriters must close out any naked short sales, which are sales in excess of the over-allotment option, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase shares in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover any syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and dealers may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, shares of our common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq National Market electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

LEGAL MATTERS

The validity of the shares of the common stock offered hereby will be passed upon for us by Balch & Bingham LLP, Birmingham, Alabama. Walter M. Beale, Jr., a director of Vesta, is a partner of Balch & Bingham LLP. As of December 31, 2003, Mr. Beale was the beneficial owner of 40,499 shares of Vesta’s common stock.

Certain legal matters related to the offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois. From time to time, Sidley Austin Brown & Wood LLP has provided legal services to Vesta and its affiliates, including us.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You may read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Securities and Exchange Commission filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

AFFIRMATIVE INSURANCE HOLDINGS, INC.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Affirmative Insurance Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Affirmative Insurance Holdings, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

March 14, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Affirmative Insurance Holdings, Inc.:

In our opinion, the accompanying consolidated statements of operations (predecessor basis), stockholders’ equity and comprehensive income (predecessor basis) and cash flows (predecessor basis) present fairly, in all material respects, the results of operations and cash flows of Affirmative Insurance Holdings, Inc. and its subsidiaries for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

March 14, 2004

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
	(dollars in thousands, except per share data)
Assets
Fixed maturities—available for sale, at fair value (cost 2003: $6,623; 2002: $5,233)	$6,610	$5,791
Short-term investments	659	661
Other invested assets	928	988

	8,197	7,440

Cash and cash equivalents	14,699	1,599
Fiduciary and restricted cash	9,467	9,247
Accrued investment income	47	119
Premiums and fees receivable	75,596	70,497
Commissions receivable (includes related parties—2003: $5,645; 2002: $663)	7,043	1,368
Receivable from reinsurers (includes related parties—2003: $87,584; 2002: $90,409)	94,526	109,697
Deferred acquisition costs	14,371	—
Receivable from affiliates	—	18,661
Property and equipment, net	6,519	6,479
Goodwill	65,010	57,754
Other intangible assets, net	14,586	9,789
Other assets	4,518	5,014

Total assets	$314,579	$297,664

Liabilities and Stockholders’ Equity
Liabilities
Reserves for losses and loss adjustment expenses	$58,507	$64,677
Unearned premium	71,226	44,271
Amounts due reinsurers (includes related parties—2003: $15,664; 2002: $9,027)	19,633	49,456
Payable to affiliates	86	—
Deferred revenue	15,451	13,360
Federal income taxes payable	7,687	5,990
Deferred income taxes	1,254	890
Notes payable	10,020	289
Consideration due for acquisitions	4,275	22,265
Other liabilities	13,063	18,119

Total liabilities	201,202	219,317

Commitments and contingencies (Note 13)
Stockholders’ equity
Common stock, $0.01 par value; 40,000,000 shares authorized; 877,541 and 761,702 shares issued and outstanding at December 31, 2003 and 2002 respectively	9	7
Warrants	157	157
Additional paid-in capital	84,181	67,838
Accumulated other comprehensive income (loss)	(9)	363
Retained earnings	29,039	9,982

Total stockholders’ equity	113,377	78,347

Total liabilities and stockholders’ equity	$314,579	$297,664

The accompanying notes are an integral part of these consolidated financial statements.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001 (Predecessor Basis)
	(dollars in thousands, except per share data)
Revenues
Net premiums earned	$—	$—	$—
Commission income (includes related parties—2003: $27,701; 2002: $11,279)	52,806	37,160	3,243
Fee income (includes related parties—2003: $14,022; 2002: $5,723)	39,671	37,702	1,524
Claims processing fees (includes related parties—2003: $8,307; 2002: $3,034)	11,469	10,045	1,035
Net investment income	189	484	1,645
Realized gains	449	—	844
Other income	—	—	77

Total revenues	104,584	85,391	8,368

Expenses
Commission expense	15,868	17,750	883
Employee compensation and benefits	37,088	31,721	4,487
Depreciation and amortization	3,575	2,360	738
Operating expenses	16,417	9,520	3,945
Interest expense	803	1,012	83

Total expenses	73,751	62,363	10,136

Net income (loss) before income taxes, minority interest and equity interest in unconsolidated subsidiaries	30,833	23,028	(1,768)
Income tax expense	11,025	8,610	608
Minority interest, net of income taxes	403	703	74
Equity interest in unconsolidated subsidiaries, net of income taxes	348	—	—

Net income (loss)	$19,057	$13,715	$(2,450)

Net income (loss) per common share—basic	$24.89	$50.97	$(9.40)

Net income (loss) per common share—diluted	$24.82	$27.51	$(9.40)

The accompanying notes are an integral part of these consolidated financial statements.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2003, 2002 and 2001

	Common Stock
	Shares	Amount	Series A Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock	Warrants	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	(dollars in thousands, except share data)
Predecessor Basis
Balance, December 31, 2000	260,620	$3	$330	$7,908	$13,200	$—	$31,826	$(9,984)	$18	$43,301
Comprehensive income:
Net income (loss)								(2,450)		(2,450)
Other comprehensive income									118	118

Total comprehensive income										(2,332)
Issuance of warrants						157				157
Dividend								(15,800)		(15,800)

Balance, December 28, 2001	260,620	3	330	7,908	13,200	157	31,826	(28,234)	136	25,326

Balance, December 28, 2001	260,620	3	330	7,908	13,200	157	31,826	(28,234)	136	25,326
Change in basis of accounting (Note 2)							(10,854)	29,432	(57)	18,521

Balance, December 31, 2001	260,620	3	330	7,908	13,200	157	20,972	1,198	79	43,847

Comprehensive income:
Net income								13,715		13,715
Other comprehensive income									284	284

Total comprehensive income										13,999
Dividend								(4,931)		(4,931)
Conversion of preferred stock (Note 14)	235,665	2	(330)	(7,908)	(13,200)		21,436
Issuance of common stock	265,417	2					25,430			25,432

Balance, December 31, 2002	761,702	7	—	—	—	157	67,838	9,982	363	78,347

Comprehensive income:
Net income								19,057		19,057
Other comprehensive income									(372)	(372)

Total comprehensive income										18,685
Issuance of common stock	115,839	2					16,343			16,345

Balance, December 31, 2003	877,541	$9	$—	$—	$—	$157	$84,181	$29,039	$(9)	$113,377

The accompanying notes are an integral part of these consolidated financial statements.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001 (Predecessor Basis)
	(dollars in thousands)
Cash flows from operating activities
Net income (loss)	$19,057	$13,715	$(2,450)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,575	2,360	738
Undistributed equity in unconsolidated subsidiaries	348	—	—
Realized gain on sale of bonds	(449)	—	(844)
Changes in assets and liabilities
Fiduciary and restricted cash	(220)	(7,067)	—
Premiums and commissions receivable	(10,774)	(71,053)	215
Reserves for loss and loss expenses	(6,170)	23,044	(7,323)
Amounts due reinsurers	(14,652)	5,186	(16,454)
Receivable from affiliates	18,747	(19,557)	—
Deferred revenue	2,091	13,360	—
Unearned premiums	26,955	29,230	1,536
Other	243	9,884	(3,269)

Net cash provided by (used in) operating activities	38,751	(898)	(27,851)

Cash flows from investing activities
Proceeds from the sale of bonds	5,039	1,550	40,244
Cost of bonds acquired	(6,003)	(361)	(12,031)
Purchases of property and equipment	(3,181)	(2,588)	(254)
Purchases of other invested assets	(1,835)	(143)	—
Net cash (paid) received for acquisitions	(14,241)	(1,014)	(1,002)

Net cash provided by (used in) investing activities	(20,221)	(2,556)	26,957

Cash flows from financing activities
Principal payments under capital lease obligation	(201)	(188)	(169)
Issuance of note payable	—	6,513	5,500
Distribution to minority stockholders	(531)	—	—
Principal payments on note payable	(5,105)	(2,029)	—
Dividend paid	—	(5,310)	(15,800)
Proceeds from issuance of common stock	407	—	157

Net cash provided by (used in) financing activities	(5,430)	(1,014)	(10,312)

Net increase (decrease) in cash and cash equivalents	13,100	(4,468)	(11,206)
Cash and cash equivalents, beginning of year	1,599	6,067	17,273

Cash and cash equivalents, end of year	$14,699	$1,599	$6,067

The accompanying notes are an integral part of these consolidated financial statements.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

1.    General

Affirmative Insurance Holdings, Inc., (“we”, “us”, “our”) is an insurance holding company and is engaged in underwriting, servicing and distributing non-standard automobile insurance policies and related products and services to individual consumers in highly targeted geographic areas. Our subsidiaries include two insurance companies, four underwriting agencies and four retail agencies with 137 retail store locations as of December 31, 2003. We offer our products and services in selected markets within 11 states, including Texas, Illinois and California. Our growth has been achieved principally as a result of the acquisition and integration of six retail and/or underwriting agencies in 2001 and 2002. We were formerly known as Instant Insurance Holdings, Inc., and we incorporated in Delaware on June 25, 1998.

As a result of a series of transactions commencing on December 21, 2000, Vesta Insurance Group, Inc. and its subsidiaries (“Vesta”) owned approximately 98.9% of our issued and outstanding capital stock at December 31, 2003, which were acquired from former stockholders and the purchase of new capital stock directly from us.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements is as follows:

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include our accounts and the accounts of our operating subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Vesta acquired approximately 52% of our common and convertible preferred stock on December 21, 2000 and acquired an additional approximately 40% of our common and convertible preferred stock on December 28, 2001. We adopted push down accounting effective December 28, 2001 at the time Vesta obtained its cumulative 92% ownership position in our company. Under push down accounting, our consolidated balance sheet and statement of stockholders’ equity and comprehensive income as of December 28, 2001 reflect the fair value of all assets, liabilities and goodwill based on Vesta’s purchase price. Our consolidated statements of operations and cash flows for the years ended December 31, 2003 and 2002 are presented herein on the new basis of accounting established at December 28, 2001. Our consolidated statement of operations and cash flows for the year ended December 31, 2001 are presented herein on our historical basis (predecessor), as push down accounting was not appropriate prior to December 28, 2001 and no material adjustments exist for the period from December 28, 2001 to December 31, 2001. The principal adjustments necessary to adopt push down accounting were to record $18.5 million of goodwill and to adjust the various elements of stockholders’ equity including retained deficit related to Vesta’s ownership percentage.

As discussed in Note 6, we purchased certain operations from Vesta in 2002 and 2003 that are accounted for herein in a manner similar to a pooling of interest. Therefore, the results of these operations are included in the historical results for all periods presented.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates in the Preparation of the Financial Statements

Our preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and our reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. These estimates and assumptions are particularly important in determining revenue recognition, reserves for losses and loss adjustment expenses, deferred policy acquisition costs, reinsurance receivables and impairment of assets.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments with an original maturity of ninety days or less and include principally money market funds, repurchase agreements and other bank deposits.

Fiduciary and Restricted Cash

In our capacity as an insurance agency, we collect premiums from insureds and, after deducting our authorized commissions, remit these premiums to the appropriate insurance companies. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by us. In certain states where we operate, the use of investment alternatives for these funds are regulated by various state agencies. We invest these unremitted funds only in cash and money market accounts and report such amounts as restricted cash on our consolidated balance sheets. Interest income earned on these unremitted funds is reported as investment income in our consolidated statements of operations.

Investments

Investment securities are classified as available for sale and reported at fair value, generally based on quoted market prices, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity, net of deferred income taxes.

Gains and losses realized on the disposition of bonds are determined on the specific identification basis and credited or charged to income. Amortization of premium and accretion of discount on bonds are determined on the interest method and credited or charged to income.

We conduct regular reviews to assess whether the amortized costs of our investments are impaired and if any impairment is other than temporary. Factors considered by us in assessing whether an impairment is other than temporary include the credit quality of the investment, the duration of the impairment, our ability and intent to hold the investment until recovery and overall economic conditions. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment.

Equity in Unconsolidated Subsidiaries

We account for our equity interest in unconsolidated subsidiaries under the equity method of accounting. Under the equity method of accounting, we record our proportionate share of the income (losses), net of income taxes in our consolidated statements of operations. At December 31, 2003, our equity in unconsolidated subsidiaries was $1.4 million and is included in other assets in our consolidated balance sheets.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reinsurance

We are involved in reinsurance transactions with other companies. Reinsurance premiums, losses and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the underlying policies issued and the terms of the reinsurance contracts.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs represent the deferral of expenses that we incur acquiring new business or renewing existing business. Policy acquisition costs, consisting of primarily commission, premium taxes, underwriting and agency expenses, are deferred and charged against income ratably over the terms of the related policies. At December 31, 2003, we had $14.4 million of deferred policy acquisition costs. We regularly review the categories of acquisition costs that are deferred and assess the recoverability of this asset. A premium deficiency, and a corresponding charge to income, is recognized if the sum of the expected loss and loss adjustment expenses, unamortized acquisition costs and maintenance costs exceeds related unearned premiums and anticipated investment income. At December 31, 2003, we determined that there was no premium deficiency. Amounts received as expense allowances on reinsurance contracts that represent reimbursement of acquisition costs are recorded against deferred acquisition costs or expenses, as appropriate.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation, and consists primarily of capitalized third-party system development costs, telephone equipment and furniture and fixtures. Depreciation is computed using the straight-line method over the estimated useful lives of our assets, typically ranging from three to five years.

Goodwill and Other Intangible Assets

Intangible assets consist of brand names, agency relationships, and non-compete agreements; and goodwill represents the excess cost over the fair value of identifiable net assets acquired. Goodwill and indefinite life intangible assets are not amortized but are subject to periodic impairment testing. Finite life intangible assets are amortized over their expected useful lives, ranging from two to twenty years (Note 8).

Loss and Loss Adjustment Expense

We maintain reserves in the amount of the estimated ultimate liability for unpaid losses and loss adjustment expenses related to incurred claims and our estimate of unreported claims. Our estimation of the ultimate liability for unpaid losses and loss adjustment expenses is based on projections developed by our actuaries using analytical methodology commonly used in the property-casualty insurance industry. Our liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based on: (1) the accumulation of estimates of individual claims for losses reported prior to the close of the accounting period; (2) estimates received from ceding companies, reinsurers and insurance pools and associations; (3) estimates of unreported losses based on past experience; (4) estimates based on past experience of expenses for investigating and adjusting claims; and (5) estimates of subrogation and salvage collections. We periodically adjust our loss and loss adjustment expense reserves for changes in product mix, underwriting standards, loss cost trends and other factors. Our loss and loss adjustment expense reserves may also be impacted by factors such as the rate of inflation, claims settlement pattern, litigation and legislative activities. Unpaid losses and loss adjustment expenses have not been reduced for reinsurance recoverable. Changes in estimates of our liabilities for unpaid loss and loss adjustment

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expenses are reflected in our consolidated statement of operations in the period in which determined. Ultimately, our actual losses and loss adjustment expenses may differ materially from the estimates we have recorded.

Amounts Due Reinsurers

We collect premiums from insureds and after deducting our authorized commissions, we remit these premiums to the appropriate insurance and reinsurance companies. Our obligation to remit these premiums is recorded as amounts due reinsurers in our consolidated balance sheet.

Consideration Due for Acquisitions

In connection with certain acquisitions, we are liable for additional purchase price in the event specified earning levels or other contractual targets are met. These obligations are recorded as consideration due for acquisitions in our consolidated balance sheet upon the determination by us that such payments are beyond a reasonable doubt.

Income Taxes

We file a consolidated federal income tax return with Vesta, however the provision for income taxes is recorded as if we filed a separate federal income tax return. Deferred federal income taxes reflect the future tax differences between the tax basis of assets and liabilities and amounts recorded for financial reporting purposes. Recorded amounts will be adjusted to reflect changes in income tax rates for the period in which the change is enacted.

Reverse Stock Split

We completed a reverse stock split of one share per one hundred shares of common stock on December 19, 2002. All references to common shares, share prices, per share amounts, and stock plans have been restated retroactively in this report for our reverse stock split.

Revenue Recognition

Premium income – Premium, net of premiums ceded, is earned over the life of a policy on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. Premiums receivable are recorded net of an estimated allowance for uncollectible amounts.

Commission income – Commission income and related policy fees, written for affiliated and unaffiliated insurance companies, are recognized at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. Commissions on premium endorsements are recognized when processed. Our allowance for policy cancellations, presented as deferred revenue in our consolidated balance sheet, is periodically evaluated and adjusted as necessary. All commission and policy fee revenue and our related allowance for policy cancellations from our insurance companies is eliminated in consolidation.

Profit-sharing commissions, which enable us to collect commissions and fees in excess of provisional commissions, are recorded when we conclude it is probable that estimates of loss ratios will be below the levels stated in our agency contracts.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Claims processing fees – Claims processing fees are received from insurance companies over the premium earning period of the underlying policies. These fees are recognized as revenue over the expected period during which processing services are performed and in amounts appropriate to the processing effort and related costs. The service period and related revenues are based upon historical and expected claims settlement data. All claims processing fees from our insurance companies are eliminated in consolidation.

Fee income – Fee income, including installment and late fees and fees from the sale of ancillary products, is recognized as services are rendered.

Advertising Costs

We utilize various advertising mediums such as yellow pages, television and radio campaigns and print advertisements. We account for advertising costs in accordance with Statement of Position 93-7 (“SOP 93-7”), Reporting on Advertising Costs. SOP 93-7 requires all advertising costs not meeting the criteria for direct response advertising be expensed as incurred or at the first time the advertising takes place. Our advertising process does not meet the criteria for direct response advertising and therefore we expense all advertising costs as incurred or at the first time the advertising takes place.

Fair Value of Financial Instruments

We disclose the fair values of financial instruments for which it is practicable to estimate the value. Fair value disclosures exclude certain financial instruments such as premium receivables, commission receivables, and premium payables when carrying values approximate our fair value.

Stock Based Compensation

In December 2002, the FASB issued SFAS No. 148 (“SFAS 148”), Accounting for Stock-Based Compensation – Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. We have elected to continue to apply APB 25 and related interpretations in accounting for stock options.

The following table illustrates the effect on our net income (loss) and net income (loss) per share if we had applied SFAS 123 to stock-based compensation (in thousands, except per share amounts):

	2003	2002	2001 (Predecessor Basis)
Net income (loss), as reported	$19,057	$13,715	$(2,450)
Add: stock-based employee compensation expense included in reported net income, net of related income taxes	—	—	—
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related income taxes	(238)	(153)	(143)

Net income (loss), pro forma	$18,819	$13,562	$(2,593)

Basic earnings per share—as reported	$24.89	$50.97	$(9.40)
Basic earnings per share—pro forma	$24.58	$50.40	$(9.95)
Diluted earnings per share—as reported	$24.82	$27.51	$(9.40)
Diluted earnings per share—pro forma	$24.51	$27.20	$(9.95)

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Cash Flow Information

Effective December 31, 2003, we acquired Affirmative Insurance Company and Insura Property & Casualty Insurance Company (“Insura”) from a subsidiary of Vesta in exchange for 258,799 shares of our common stock (Note 6).

Effective December 31, 2003, we paid a ceding commission to Vesta of 111,768 shares of our common stock in a reinsurance transaction where we assumed the unearned premium of the in-force non-standard personal automobile business of Vesta (Note 7).

On January 30, 2003, we settled $13.2 million of our consideration due for acquisitions through the issuance of a $13.2 million note payable.

On December 31, 2002, we acquired a 100% ownership in InsureOne Independent Insurance Agency, LLC and an 80% ownership in InsureOne Insurance Agency, LLC, from a subsidiary of Vesta for 178,817 shares of our common stock (Note 6).

On September 30, 2002, we redeemed $8.1 million of notes payable to Vesta plus accrued interest of $0.6 million, in exchange for 86,600 shares of our common stock.

On September 30, 2002, we redeemed $2.0 million of notes payable to The Shelby Insurance Company, a subsidiary of Vesta, plus accrued interest of $0.4 million and a note receivable of $0.3 million, in exchange for Instant Auto Insurance Company, our wholly owned subsidiary.

We paid the following amounts for the years ended December 31(dollars in thousands):

	2003	2002	2001 (Predecessor Basis)
Income taxes paid to affiliate	$8,760	$650	$680
Interest expense paid	$821	$67	$71

Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which covers guarantees such as standby letters of credit, performance guarantees, and direct and indirect guarantees of indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002.

Our adoption on January 1, 2003 has not had a material impact on our financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 states that if a business enterprise is the primary beneficiary of a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in the consolidated financial statements of the business enterprise. This Interpretation explains how to identify

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 also requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. Due to significant implementation concerns, the FASB modified the wording of FIN 46 and issued FIN 46R in December 2003. FIN 46R deferred the effective date for the provisions of FIN 46 to pre-existing entities other than Special Purpose Entities (“SPEs”) until financial statements are issued for periods ending after March 15, 2004. SPEs are subject to the provisions of either FIN 46 or FIN 46R as of December 15, 2003. Our adoption of FIN 46 and FIN 46R did not have a material impact on our consolidated financial position or consolidated results of operations.

3.    Investments

Our investment portfolio consists primarily of fixed income securities which are classified as available for sale, and are carried at fair value with unrealized gains and losses reported in our financial statements as a separate component of stockholders’ equity on an after-tax basis. The amortized cost, gross unrealized gains (losses) and estimated fair value of our investments at December 31 are as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2003
Fixed maturities
U.S. Government and agencies	$6,421	$11	$(45)	$6,387
Corporate and other	202	21	—	223

Total	$6,623	$32	$(45)	$6,610

2002
Fixed maturities
U.S. Government and agencies	$4,828	$511	$—	$5,339
Corporate and other	405	47	—	452

Total	$5,233	$558	$—	$5,791

Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without penalties. The amortized cost and estimated fair value of fixed income securities at December 31, 2003 by contractual maturity are as follows (dollars in thousands):

	Amortized	Fair
	Costs	Value

Due after one year through five years	$6,623	$6,610

Total	$6,623	$6,610

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Major categories of net investment income for the years ended December 31 are summarized as follows (dollars in thousands):

	2003	2002	2001 (Predecessor Basis)

Fixed maturities	$198	$349	$1,465
Short term investments	30	122	311
Other investments	(12)	2	18
Cash and cash equivalents	11	47	101

	227	520	1,895
Less: Investment expense	(38)	(36)	(250)

Net Investment Income	$189	$484	$1,645

Proceeds from sales, maturities and principal receipts of bonds were $5.0 million, $1.6 million and $40.2 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Gross realized gains and losses for the years ended December 31 are summarized as follows (dollars in thousands):

	Gross Gains	Gross Losses	Total
2003	$457	$(8)	$449

2002	$—	$—	$—

2001	$943	$(99)	$844

If a decline in the fair market value of investments is determined to be other than temporary, the investment is written down to fair value and the amount of the write-down is accounted for as a realized loss. We had no declines in fair value that were determined to be other than temporary.

The following table shows our investments with gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003 (dollars in thousands):

	Less Than Twelve Months		Over Twelve Months		Total
	Gross		Gross		Gross
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value	Losses	Value

Fixed maturities
U.S. government and agencies	$(45)	$4,823	$—	$—	$(45)	$4,823

At December 31, 2003 and 2002, investments in fixed maturity securities with an approximate carrying value of $6.6 million and $5.8 million were on deposit with regulatory authorities as required by

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

insurance regulations. At December 31, 2003 and 2002, our investments in short term securities on deposit in connection with the lease of certain assets, was $659,000 and $661,000, respectively.

4.    Income Taxes

Effective January 1, 2002, we were included in a consolidated income tax return filed by Vesta. Under the tax allocation agreement with Vesta, a company with taxable income pays tax equal to an amount that would have been paid had the company filed a separate return. A company with a taxable loss is paid a tax benefit currently to the extent that affiliated companies within the consolidated group utilize that loss. Prior to January 1, 2002, except for our insurance subsidiaries that we acquired effective December 31, 2003, we filed a separate consolidated federal income tax return.

The provision for income taxes for the years ended December 31 consists of the following (dollars in thousands):

	2003	2002	2001 (Predecessor Basis)

Current tax expense	$10,144	$7,798	$641
Deferred tax expense (benefit)	881	812	(33)

Total income tax expense	$11,025	$8,610	$608

Our effective tax rate differs from the statutory rate of 35% for the years ended December 31 as follows (dollars in thousands):

	2003	2002	2001 (Predecessor Basis)

Statutory federal income tax	$10,792	$8,060	$(619)
Increases (reductions) in tax resulting from:
State income tax	122	300
Goodwill			(104)
Valuation allowance			1,573
Other	111	250	(242)

	$11,025	$8,610	$608

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax effects of temporary differences that give rise to significant portions of our deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows (dollars in thousands):

	2003	2002
Deferred Tax Assets:
Unearned and advance premiums	$3,891	$—
Net operating loss carryforward	7,389	7,361
Deferred revenue	1,666
Fixed assets	500	342
Non-compete agreement		83
Other	413	135

Total deferred tax assets	13,859	7,921

Deferred Tax Liabilities:
Deferred acquisition costs	5,030
Goodwill	2,796	899
Partnership Interest	10
Other		635

Total deferred tax liabilities	7,836	1,534

Deferred tax asset (liability)	6,023	6,387

Valuation allowance	7,277	7,277

Net deferred tax liability	$(1,254)	$(890)

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. Our ultimate realization of deferred tax assets is dependent upon our generation of future taxable income during the periods in which those temporary differences become deductible. We have not established a valuation allowance against deferred tax assets, other than discussed below, as we believe it is more likely than not the deferred tax assets will be realized.

As of December 31, 2003, we have available for income tax purposes approximately $21.1 million in federal net operating loss carryforwards (“NOL’s”), which may be used to offset future taxable income. We recorded a valuation allowance of $7.3 million for NOL’s that were generated prior to the acquisition of a greater than 50% voting interest in our company, as these NOL’s are subject to a number of acquisition related limitations. The NOL’s generated prior to December 2000 are subject to annual limitations prescribed by the Internal Revenue Code Section 382 and losses generated prior to December 2001 are subject to separate return year (“SRLY”) limitations. Accordingly, we established a valuation allowance for the full amount of the NOL’s as part of purchase accounting. Should we generate taxable income in future years to utilize these NOL’s, the reversal of the valuation allowance and applicable tax benefits will reduce our goodwill balance related to the Vesta acquisition.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our loss carryforwards expire as follows (dollars in thousands):

2018	$751
2019	8,505
2020	5,584
2021	5,951
2022	90
2023	230

$21,111

5.    Purchase Acquisitions

On October 1, 2001, we purchased a 74.5% ownership in Space Coast Holdings, Inc., which wholly owns Space Coast Underwriters Insurance Agency, Inc. (“Space Coast”), for $4.2 million. The purchase price consisted of $1.1 million cash at closing, $2.6 million assumption of certain liabilities, and $500,000 due upon the occurrence of certain future events. Space Coast is a non-standard automobile managing general agency located in Melbourne, Florida. A summary of assets and liabilities acquired is as follows (dollars in thousands):

Assets acquired:
Cash and cash equivalents	$3,211
Other assets	1,746
Goodwill	2,451

Total assets	$7,408

Liabilities acquired:
Payables and other liabilities	$5,877

Total liabilities	$5,877

On October 31, 2001, we purchased all of the non-standard automobile related assets of A-Affordable Insurance Agency, Inc. (“A-Affordable”) for $8.9 million. The purchase price consisted of $3.2 million cash at closing and $5.8 million assumption of certain liabilities. A-Affordable is a non-standard automobile retail agency located in Irving, Texas. A summary of assets and liabilities acquired is as follows (dollars in thousands):

Assets acquired:
Other intangible assets	$4,463
Goodwill	4,463

Total assets	$8,926

Liabilities acquired:
Payables and other liabilities	$5,767

Total liabilities	$5,767

The $4.5 million of other intangible assets acquired was allocated to brand name, which is not subject to amortization.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 1, 2002, we purchased American Agencies General Agency, Inc. (“American Agencies”) and certain non-standard personal automobile assets of Harbor Insurance Group, Inc. for $21.5 million. Our purchase price consisted of $1.5 million cash at closing, $1.4 million notes payable, $500,000 assumption of certain liabilities, and $18.1 million due upon the occurrence of certain future events, which were resolved in 2002. American Agencies is a non-standard personal automobile managing general agency located in Addison, Texas. Summarized below is an allocation of assets and liabilities acquired (dollars in thousands):

Assets acquired:
Cash and cash equivalents	$717
Other assets	8,935
Other intangible assets	575
Goodwill	22,189

Total assets	$32,416

Liabilities acquired:
Payables and other liabilities	$12,783

Total liabilities	$12,783

The $575,000 of other intangible assets acquired was allocated to non-compete agreements, which was amortized over 23 months.

On August 1, 2002, we purchased all the issued and outstanding stock of Driver’s Choice, LLC for $1.9 million. Our purchase price consisted of $45,000 cash at closing and $1.9 million assumption of certain liabilities. Driver’s Choice is a non-standard personal automobile agency located in Columbia, South Carolina.

Summarized below is an allocation of assets and liabilities acquired (dollars in thousands):

Assets acquired:
Other assets	$1,041
Other intangible assets	305
Goodwill	611

Total assets	$1,957

Liabilities acquired:
Payables and other liabilities	$1,912

Total liabilities	$1,912

The $305,000 of other intangible assets acquired was allocated to brand name, which is not subject to amortization.

On May 7, 2003, we acquired the remaining 20.0% interest in InsureOne Independent Agency, LLC that we did not own for $10.3 million. We accounted for this acquisition as a purchase and accordingly, our purchase price was allocated to the assets purchased based upon their fair values at the time of acquisition. We recorded $7.0 million in goodwill for this acquisition and $2.0 million of other intangible assets acquired which was allocated to two separate non-compete agreements, which are being amortized over 36 and 44 months.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Equity Interest Exchanges

On December 31, 2002, we purchased all the non-standard personal automobile assets of InsureOne Independent Insurance Agency, Inc. and 80.0% of the partnership interests in InsureOne Independent Agency, LLC from J. Gordon Gaines, Inc., a subsidiary of Vesta, for 178,817 shares of our common stock. InsureOne is a non-standard automobile managing general agency, acquired by J. Gordon Gaines, Inc. on January 1, 2002, with operations in Illinois, Indiana and Missouri.

In accordance with SFAS No. 141 (“SFAS 141”), Business Combinations, the exchange of equity interests between entities under common control is recorded at the underlying carrying amounts, and the transaction was accounted for as a pooling of interests. Pursuant to pooling of interests accounting treatment, our financial statements have been presented to reflect our results of operations and InsureOne on a combined basis effective January 1, 2002, the date Vesta acquired InsureOne. Summarized below is an allocation of assets and liabilities acquired (dollars in thousands):

Assets acquired
Cash and cash equivalents	$5,000
Property, plant and equipment	2,720
Other assets	1,203
Other intangible assets	4,720
Goodwill	9,441

Total assets	$23,084

Liabilities acquired
Payables and other liabilities	$2,203

Total liabilities	$2,203

The $4.7 million of other intangible assets acquired was allocated to brand name, which is not subject to amortization.

Effective December 31, 2003, we acquired Affirmative Insurance Company and Insura from a subsidiary of Vesta for 258,799 shares of our common stock. Affirmative Insurance Company and Insura are Illinois domiciled insurance companies and are licensed to write business in 26 states. We accounted for the acquisition of these insurance companies at Vesta’s historical carrying value amounts as transfers of net assets between entities under common control in accordance with SFAS 141. The transactions are accounted for as a pooling of interests. Pursuant to pooling of interest accounting treatment, our historical consolidated financial statements have been presented to reflect the results of operations of Affirmative Insurance Company, Insura and us on a combined basis.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Reinsurance

The effect of reinsurance on premiums written and earned for the years ended December 31 is as follows (dollars in thousands):

	2003		2002		2001 (Predecessor Basis)
	Written	Earned	Written	Earned	Written	Earned

Direct	$115,437	$124,348	$109,217	$79,986	$36,881	$34,630
Assumed—affiliate	35,879
Assumed—non affiliate			66,077	66,077
Ceded—affiliate	(95,721)	(124,348)	(175,294)	(146,063)	(36,881)	(34,630)

Total—net	$55,595	$—	$—	$—	$—	$—

Prior to December 31, 2003, Affirmative Insurance Company and Insura ceded their premiums to Vesta pursuant to an internal 100% quota share reinsurance contract. As a result of this internal reinsurance, the historical financial statements of Affirmative Insurance Company and Insura include only certain revenues, primarily fee income that was not ceded to Vesta.

Effective December 31, 2003, Affirmative Insurance Company and Insura cancelled their quota share contract with Vesta on a “cut-off” basis, meaning that Vesta as reinsurer retained its loss and loss adjustment expense reserves as of December 31, 2003 and remains liable for any losses incurred on or prior to December 31, 2003 on policies issued by the other Vesta affiliated insurance companies as well as any subsequent development of loss and loss adjustment reserves related to those losses. As a result, we retained unearned premiums of $19.7 million related to this business as of December 31, 2003.

Effective December 31, 2003, Affirmative Insurance Company assumed the remaining non-standard personal automobile policies issued by Vesta. This transaction involved the termination of the internal reinsurance contract with Vesta subsidiaries on a “cut-off” basis, meaning that Vesta as reinsurer retained its loss and loss adjustment expense reserves as of December 31, 2003 and remains liable for any losses incurred on or prior to December 31, 2003 on policies issued by the other Vesta affiliated insurance companies as well as any subsequent development of loss and loss adjustment reserves related to those losses, while simultaneously entering into a 100% quota share reinsurance treaty with Affirmative Insurance Company. As a result, we assumed unearned premiums of $35.9 million related to this business as of December 31, 2003.

We anticipate completing the process of transitioning the non-standard personal automobile business written on Vesta to Affirmative Insurance Company and Insura during 2004. During this transition period Affirmative Insurance Company and Insura will reinsure the new and renewal policies written by Vesta through a 100% quota share reinsurance agreement. As a result of the transactions above, we paid a ceding commission to Vesta of 111,768 shares of its common stock for the assumed unearned premium as of December 31, 2003.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unpaid loss and loss adjustment expenses and unearned premium we would remain liable for in the event our reinsurers are unable to meet their obligations at December 31 are as follows (dollars in thousands):

	2003	2002
Affiliate
Loss and loss adjustment expenses	$53,201	$60,312
Unearned premiums	15,631	44,271

Total	$68,832	$104,583

Non-affiliate
Loss and loss adjustment expenses	$5,306	$4,365

Total	$5,306	$4,365

Effective January 1, 2004, we entered into two quota share reinsurance agreements with unaffiliated reinsurers with variable cession percentages, which provide us with an option to cede less of the business produced by our underwriting agencies to these reinsurers in the last two quarters of 2004.

8.    Goodwill and Other Intangible Assets

We adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. With the exception of the pooling of historical financial results relative to acquisitions of businesses under common control, we have accounted for all other business combinations using the purchase method of accounting. In business combinations using the purchase method of accounting, the excess cost of the acquisition is allocated to the assets acquired (including identified intangible assets) and liabilities assumed based on their estimated values. The excess of cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is an asset referred to as “excess of cost over net assets acquired” or “goodwill.” Indirect and general expenses related to business combinations are expensed as incurred.

On January 1, 2002, we ceased goodwill amortization and will test for impairment annually, or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives and are periodically reviewed to ensure that no conditions exist indicating the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

We evaluate impairment of goodwill and indefinite life intangibles in our agency reporting unit, as the insurance company reporting unit has no associated goodwill or indefinite life intangibles. Goodwill impairment is based upon (1) the historical financial performance of the unit; (2) the most recent financial performance of the unit; (3) our financial forecast for the unit; (4) information regarding publicly available financial terms of recent transactions in the industry; and (5) other publicly available information. We will perform an impairment test annually on September 30. The test performed as of September 30, 2003 indicated there was no goodwill impairment.

We recorded in our financial statements $65.0 million of goodwill, $10.3 million of indefinite life intangible assets and $4.3 million of intangible assets having estimated lives of between two and 20 years. All goodwill and intangible assets have been assigned to our agency reporting unit. We expect $38.4 million of our goodwill and other intangible assets to be fully deductible for tax purposes.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets at December 31, 2003 and 2002 are as follows (dollars in thousands):

	2003		2002
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortizable intangible assets:
Non-compete agreements	$2,575	$(1,006)	$575	$(275)
Agency relationships	3,015	(306)	—	—
Non-amortizable intangible assets:
Brand name	10,308	—	9,489	—

	$15,898	$(1,312)	$10,064	$(275)

Amortization expense was $1.0 million, $275,000 and $-0- for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table represents our anticipated intangible amortization over the next five years:

	2004	2005	2006	2007	2008
Total	$738,532	$738,532	$544,178	$150,745	$150,745

The changes in the carrying amount of goodwill as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 are as follows (dollars in thousands):

Balance, December 31, 2001	$25,273
Goodwill acquired	32,241
Other adjustments	240

Balance, December 31, 2002	57,754
Goodwill acquired	8,378
Other adjustments	(1,122)

Balance, December 31, 2003	$65,010

Other adjustments to goodwill include changes to the contingent purchase consideration on certain acquisitions and final adjustments to purchase price allocations.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation, and consists primarily of capitalized third-party system development costs, telephone equipment and furniture and fixtures. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, typically ranging from three to five years.

A summary of property and equipment at December 31, 2003 and 2002 is as follows (dollars in thousands):

	2003	2002
Data processing equipment	$4,671	$3,361
Furniture and office equipment	1,286	1,794
Other	3,448	3,355

	9,405	8,510
Accumulated depreciation	(2,886)	(2,031)

Net property and equipment	$6,519	$6,479

Depreciation expense was $2.6 million, $2.1 million and $738,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

10.    Related Party Transactions

We provide various services for Vesta and its subsidiaries, including underwriting, premium processing and claims processing. Accordingly, for the years ended December 31, the accompanying consolidated statements of operations reflect these services as follows (dollars in thousands) :

	2003	2002	2001 (Predecessor Basis)
Commission income	$27,701	$11,279	$—
Fee income	14,022	5,723	—
Claims processing fees	8,307	3,034	—

	$50,030	$20,036	$—

In addition, we have presented, in the accompanying consolidated balance sheets, the following amounts related to contracts with Vesta (dollars in thousands):

	2003	2002
Assets
Commissions receivable	$5,645	$663
Receivable from reinsurers	87,584	90,409
Receivable from affiliate	—	18,661

	$93,229	$109,733

Liabilities
Amounts due reinsurers	$15,664	$9,027
Payable to affiliates	86	—

	$15,750	$9,027

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to December 31, 2003, Affirmative Insurance Company and Insura ceded premiums to Vesta through a 100% quota share reinsurance treaty. However, the historical financial statements of Affirmative Insurance Company and Insura include certain fees that were not required to be ceded to Vesta under the contract. Accordingly, we recorded fee income in the amount of $9.6 million and $10.7 million for the years ended December 31, 2003 and 2002, respectively.

As part of the terms of the acquisition of Affirmative Insurance Company and Insura, Vesta has indemnified us for any losses due to uncollectible reinsurance related to reinsurance agreements entered into with unaffiliated reinsurers prior to December 31, 2003. As of December 31, 2003, all such unaffiliated reinsurers had A.M. Best ratings of “A-” or better.

Prior to May 2003, we leased office space from a minority shareholder of InsureOne Independent Agency, LLC. Total rent paid to the minority shareholder during 2002 was $2.2 million and through May 2003 was $700,000.

We issued a note payable to Vesta of $2.5 million on December 26, 2001, $0.5 million on January 1, 2002, $2.3 million on February 1, 2002, $1.2 million on April 1, 2002 and $1.5 million on September 1, 2002. These notes were issued to facilitate our acquisition activities. These notes bore interest at 12%, with interest due at maturity. On September 30, 2002, we issued 86,600 shares of common stock to Vesta as repayment of these notes, including $0.6 million in accrued interest.

11.    Regulatory Restrictions

We are subject to comprehensive regulation and supervision by government agencies in Illinois, the state in which our insurance company subsidiaries are domiciled, as well as in the states where our subsidiaries sell insurance products, issue policies and handle claims. Certain states impose restrictions or require prior regulatory approval of certain corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. These regulations provide safeguards for policyowners and are not intended to protect the interests of stockholders. Our ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner, is and will continue to be critical to our success.

Our insurance company subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of their state of domicile, Illinois. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or NAIC, require our insurance company subsidiaries to report their results of risk-based capital calculations to state departments of insurance and the NAIC.

Any failure by one of our insurance company subsidiaries to meet the applicable risk-based capital or minimum statutory capital requirements imposed by the laws of Illinois or other states where we do business could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do. As of December 31, 2003, each of our insurance company subsidiaries maintained a risk-based capital level in excess of an amount that would require any corrective actions on our part.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

State insurance laws limit the ability of our insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings which require us to maintain minimum capital and surplus requirements in those subsidiaries. Without regulatory approval, the aggregate maximum amount of dividends that can be paid in 2004 to us by our insurance company subsidiaries is approximately $3.7 million.

12.    Notes Payable

One of our subsidiaries has a note payable with a bank which was obtained for operating purposes prior to our acquisition of such subsidiary. The note carries interest at 8.5% annually, with monthly payments of $7,800 through June 2006. As of December 31, 2003, the note balance was $219,000.

On January 30, 2003 we converted $13.2 million of our consideration due for acquisitions into a note payable. The note carries interest at 9.0% annually. The note requires an initial payment of $1.4 million followed by monthly payments of $440,000 through August 2005. As of December 31, 2003, the note balance was $9.8 million.

13.    Commitments and Contingencies

We have entered into an employment agreement with our Chief Executive Officer which grants this individual the right to receive certain benefits, including base salary, should the executive be terminated other than for cause.

We lease a portion of our furniture, equipment and computer software under a non-cancelable financing lease expiring in 2005. The lease carries an implicit interest rate of 8.06%.

We currently lease approximately 400,000 square feet of retail locations and underwriting agency locations under differing operating lease obligations. Total rent expense for the years ended December 31, 2003 and 2002 was $5.5 million and $7.5 million, respectively.

The following table identifies our contractual obligations by payment due period as of December 31, 2003 (dollars in thousands):

	2004	2005	2006	2007	2008	2009 or later	Total
Consideration due for acquisitions	$3,900	$100	$125	$150	$—	$—	$4,275
Capital leases	218	176	—	—	—	—	394
Operating leases	7,077	5,755	4,085	1,436	1,124	1,224	20,701
Notes payable	6,478	3,489	53	—	—	—	10,020

Total contractual obligations	$17,673	$9,520	$4,263	$1,586	$1,124	$1,224	$35,390

We and our subsidiaries are named from time to time as defendants in various legal actions arising in the ordinary course of our business and arising out of or related to claims made in connection with our insurance policies, claims handling and employment related disputes. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages and some have claimed punitive damages.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We believe that the resolution of these legal actions will not have a material adverse effect on our financial position or results of operations.

We are the subject of a purported class action in South Carolina alleging that we have improperly denied coverage for losses resulting from the operation of insured vehicles by undisclosed “permissive use drivers.” The non-standard personal automobile insurance policies in question were issued by a subsidiary of Vesta and sold through Driver’s Choice, one of our underwriting agencies. This matter is still in the early procedural stages and as of the date of this prospectus the class had not been certified. Although we are vigorously defending this lawsuit, the ultimate outcome of this case is uncertain.

In addition, we have brought an action in the Circuit Court of Cook County, Illinois against nine former employees to enforce non-compete and non-solicitation agreements with us. We have obtained a temporary restraining order against these former employees prohibiting them from, among other things, soliciting any of our customers or hiring any of our employees. This temporary restraining order has been extended until September 2004, when the trial of our claims for preliminary and permanent injunctive relief, as well as compensatory and punitive damages, is scheduled.

14.    Preferred Stock

On December 19, 2002 we adopted through a stockholders’ unanimous consent, an amended and restated Company certificate of incorporation to eliminate the Series A, C, D and E preferred stock previously established by resolution of the board of directors, subject to the prior conversion of all shares of such series into shares of our common stock. We converted all of our outstanding preferred stock to 235,665 shares of our common stock in December 2002.

15.    Stockholders’ Equity

On February 14, 2003, we issued 4,071 shares of our common stock to a minority stockholder for $407,000.

Effective December 31, 2003, we acquired Affirmative Insurance Company and Insura from an indirect wholly owned subsidiary of Vesta in exchange for 258,799 shares of our common stock. In addition, we paid a ceding commission to various insurance subsidiaries of Vesta in the amount of 111,768 shares of our common stock as the result of the reinsurance transactions related to Vesta’s transfer to us of the future economic interest in the non-standard automobile business (Note 7).

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Earnings per Share

We have adopted the provisions of SFAS No. 128 (“SFAS 128”), Earnings per Share, requiring presentation of both basic and diluted earnings per share. A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as required by SFAS 128 is presented below:

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
	(dollars in thousands, except number of shares and per share amounts)
For the year ended December 31, 2003
Basic earnings per share
Net income	$19,057	765,588	$24.89

Diluted earnings per share
Net income	$19,057	765,588	$24.89
Effect of dilutive securities	—	2,262	(0.07)

	$19,057	767,850	$24.82

For the year ended December 31, 2002
Basic earnings per share
Net income	$13,715	269,091	$50.97

Diluted earnings per share
Net income	$13,715	269,091	$50.97
Effect of dilutive securities	—	229,431	(23.46)

	$13,715	498,522	$27.51

Predecessor Basis
For the year ended December 31, 2001
Basic and diluted earnings per share
Net income	$(2,450)	260,620	$(9.40)

Options to purchase 64,465 and 43,251 shares of our common stock at prices ranging from $100 to $125 were outstanding at December 31, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the inclusion would result in an anti-dilutive effect in periods where the option exercise price exceeded the average estimated market price per share for the period.

17.    Stock-Based Compensation

We account for our stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123 defines a fair value based method of accounting for an employee stock option. It also allows an entity to continue using the intrinsic value based accounting method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employee (“APB 25”). We have continued to use APB 25 to account for its stock options. Accordingly, we have adopted the disclosure requirements of SFAS 148, which requires presentation of pro forma net income and earnings per share information under SFAS 123.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have a 1998 Omnibus Incentive Plan (“1998 Plan”) under which we may grant options to employees, directors and consultants to us for up to 67,000 shares of common stock. The exercise prices are determined by the Board of Directors, but shall not be less than 100% of the fair value on the grant date or, in the case of any employee who is deemed to own more than 10% of the voting power of all classes of our stock, not less than 110% of the fair value. The terms of the options are also determined by the Board of Directors, but shall never exceed ten years or, in the case of any employee who is deemed to own more than 10% of the voting power of all classes of our common stock, shall not exceed five years.

We apply the intrinsic value method to account for the 1998 Plan and, accordingly, no compensation expense has been recognized in the accompanying consolidated financial statements. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

Weighted average risk-free interest rate	3.82%
Expected term of option	5 years

A summary of activity under the 1998 Plan for the years ended December 31 is as follows:

	2003		2002		2001 (Predecessor Basis)
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding, beginning of year	64,465	$106.09	43,251	$105.49	57,055	$109.68
Granted			34,346	100.00	1,400	100.00
Exercised
Forfeited	(150)	100.00	(13,132)	100.00	(15,204)	120.73

Outstanding, end of year	64,315	$103.69	64,465	$106.09	43,251	$105.49

A summary of expiration dates and weighted average exercise price for all outstanding options and options currently exercisable at December 31, 2003 is as follows:

			Weighted
			Average
Expiration	Outstanding	Options	Exercise
Date	Options	Excercisable	Price
2004	20	20	$100.00
2005	35,027	28,889	106.78
2006	1,050	700	100.00
2007	28,208	9,403	100.00
2008	10	10	100.00

Total	64,315	39,022	$103.69

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the 1998 Plan provides for awards of restricted stock, unrestricted stock, performance stock, and dividend equivalent rights. As of December 31, 2003, no awards have been issued under the 1998 Plan, except as discussed above.

18.    Business Concentrations

The majority of our commissions and fees are directly related to the premiums written from policies sold to individuals located in eleven states. Accordingly, we could be adversely affected by economic downturns, natural disasters and other conditions that may occur from time-to-time in these states, which may not as significantly affect more diversified competitors.

The following table identifies the eleven states in which we operate and the gross premiums written produced by our underwriting agencies and by unaffiliated agencies by state for the year ended December 31, 2003 (dollars in thousands):

	Gross Premiums Written	Percentage of Total
Texas	$110,013	28.5%
Illinois	83,920	21.8
California	63,339	16.4
Florida	26,730	6.9
Indiana	26,627	6.9
Alabama	23,531	6.1
Utah	14,854	3.9
South Carolina	12,422	3.2
Missouri	10,789	2.8
Georgia	8,821	2.3
New Mexico	4,648	1.2
Other	28	0.0

Total	$385,722	100.0%

In 2003, our affiliated and unaffiliated underwriting agencies utilized approximately 5,700 independent agencies and 137 retail stores to sell the policies that we administer. In 2003, no one independent agency accounted for more than 1.6% of the gross written premiums produced by our affiliated and unaffiliated underwriting agencies, and only 1 independent agency accounted for more than 1% of these gross written premiums.

As discussed in Note 10, we receive a significant amount of commissions and fees directly from Vesta.

19.    Employee Benefit Plan

We sponsor a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who meet specified service requirements. Under the plan, we may, at our discretion, match 100% of each employee’s contribution, up to 3% of the employee’s salary, plus 50% of each employee’s contribution for the next 2% of the employee’s salary. We made $1.1 million in contributions to the plan during 2003 and $1.0 million in contributions during 2002.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    Fair Value of Financial Instruments

The carrying amount of and estimated fair values of our financial instruments at December 31, 2003 and 2002 are as follows (dollars in thousands):

	2003		2002
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Assets
Fixed maturities	$6,610	$6,610	$5,791	$5,791
Short term investments	659	659	661	661
Other invested assets	928	928	988	988
Cash and cash equivalents	14,699	14,699	1,599	1,599

Liabilities
Notes payable	$10,020	$10,020	$289	$289
Consideration due for acquisitions	4,275	4,275	22,265	22,265
Capital lease obligations	394	394	595	595

The fair values presented represent our best estimates and may not be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all non-financial instruments are not required to be disclosed. Therefore, the aggregate fair value amounts presented do not purport to represent our underlying value.

The methods used in determining the fair value of financial instruments are as follows:

Fixed maturities and short term investments—The fair values of fixed maturities and short term investments are calculated using quoted market prices by third-party organizations;

Cash and cash equivalents—The fair value of cash and cash equivalents approximates carrying value due to the highly liquid nature of the instruments;

Notes payable—The fair value of the notes payable approximates carrying value as the explicit interest rate of notes payable approximates current interest rates;

Capital lease obligation – The fair value of capital lease obligation approximates carrying value as the explicit interest rate of lease obligations approximates current interest rates; and

Consideration due for acquisitions – The fair value of consideration due for acquisitions approximates carrying value.

21.    Segment Information

In June 1997, the FASB issued Statement of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). SFAS 131 defines an operating segment as a component of an enterprise if it meets the following criteria: a) it engages in business activities from which it may earn revenue and incur expenses, b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker and c) for which discrete financial information is available.

As discussed in Note 6, we acquired two insurance companies effective December 31, 2003 which are accounted for as a pooling of interests. Pursuant to pooling of interests accounting treatment, our

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

historical financial statements have been presented to reflect the results of operations for these two insurance companies on a combined basis for all years presented.

We have reflected the requirements of SFAS 131 for the years ended December 31, 2003, 2002 and 2001 in the following tables for our three operating segments: agency segment, insurance segment, and corporate segment.

Our agency segment is comprised of our underwriting agencies and our retail agencies. Our underwriting agencies primarily design, distribute and service policies issued or reinsured by our insurance companies or another unaffiliated insurance company. In our insurance segment, we issue non-standard personal automobile insurance policies through our two Illinois-domiciled insurance company subsidiaries. Our insurance companies possess the certificates of authority and capital necessary to transact insurance business and issue policies, but they rely on both affiliated and unaffiliated underwriting agencies to design, distribute and service those policies.

	Agency	Insurance	Corporate		Consolidated
	Segment	Segment	Segment	Eliminations	As Reported
	(dollars in thousands)
For the year ended December 31, 2003
Revenues:
Net premiums earned	$—	$—	$—	$—	$—
Commission income	81,095			(28,289)	52,806
Fee income	39,505	9,607		(9,441)	39,671
Claims processing fees	26,484			(15,015)	11,469
Investment income	30	159			189
Realized gains (losses)	(8)	457			449

Total revenues	147,106	10,223	—	(52,745)	104,584
Expenses:
Commission expense	23,827			(7,959)	15,868
Employee compensation and benefits	57,735			(20,647)	37,088
Depreciation and amortization	3,575				3,575
Operating expenses	41,100	(544)		(24,139)	16,417
Interest expense			803		803

Total expenses	126,237	(544)	803	(52,745)	73,751
Income before income taxes, minority interest and equity interest in unconsolidated subsidiaries	20,869	10,767	(803)		30,833
Income tax expense (benefit)	7,507	3,802	(284)		11,025
Minority interest, net of income taxes	403				403
Equity interest in unconsolidated subsidiaries, net of income taxes			348		348

Net income (loss)	$12,959	$6,965	$(867)	$—	$19,057

Total assets	$116,605	$180,786	$17,188	$—	$314,579

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Agency	Insurance	Corporate		Consolidated
	Segment	Segment	Segment	Eliminations	As Reported
	(dollars in thousands)
For the year ended December 31, 2002
Revenues:
Net premiums earned	$—	$—	$—	$—	$—
Commission income	67,931			(30,771)	37,160
Fee income	37,221	10,724		(10,243)	37,702
Claims processing fees	26,491			(16,446)	10,045
Investment income	113	371			484

Total revenues	131,756	11,095	—	(57,460)	85,391
Expenses:
Commission expense	27,175			(9,425)	17,750
Employee compensation and benefits	54,723			(23,002)	31,721
Depreciation and amortization	2,360				2,360
Operating expenses	35,188	(635)		(25,033)	9,520
Interest expense			1,012		1,012

Total expenses	119,446	(635)	1,012	(57,460)	62,363
Income (loss) before income taxes and minority interest	12,310	11,730	(1,012)	—	23,028
Income tax expense (benefit)	4,721	4,243	(354)		8,610
Minority interest, net of income taxes	703				703

Net income (loss)	$6,886	$7,487	$(658)	$—	$13,715

Total assets	$123,282	$152,438	$21,944	$—	$297,664

Predecessor Basis
	Agency	Insurance	Corporate		Consolidated
	Segment	Segment	Segment	Eliminations	As Reported
	(dollars in thousands)
For the year ended December 31, 2001
Revenues:
Net premiums earned	$—	$—	$—	$—	$—
Commission income	3,243				3,243
Fee income	1,536	(12)			1,524
Claims processing fees	1,035				1,035
Investment income	325	1,320			1,645
Realized gains	—	844			844
Other	77	—			77

Total revenues	6,216	2,152	—	—	8,368
Expenses:
Commission expense	883				883
Employee compensation and benefits	4,487				4,487
Depreciation and amortization	738				738
Operating expenses	3,228	717			3,945
Interest expense			83		83

Total expenses	9,336	717	83	—	10,136
Income (loss) before income taxes and minority interest	(3,120)	1,435	(83)		(1,768)
Income tax expense (benefit)	29	608	(29)		608
Minority interest, net of income taxes	74				74

Net income (loss)	$(3,223)	$827	$(54)	$—	$(2,450)

Total assets	$21,132	$79,929	$21,134	$—	$122,195

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    Statutory Financial Information and Accounting Policies

Our insurance subsidiaries are required to file statutory-basis financial statements with state insurance departments in all states where they are licensed. These statements are prepared in accordance with accounting practices prescribed or permitted by the State of Illinois Department of Insurance. Effective January 1, 2001, each state of domicile required that insurance companies domiciled in those states prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners Accounting Principles and Procedures Manual subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile.

The following is a summary of selected statutory information of our insurance subsidiaries at and for the years ended December 31 (dollars in thousands):

	2003	2002	2001 (Predecessor Basis)
Statutory Capital and Surplus
Insura Property & Casualty Insurance Company	$8,424	$8,101	$5,305
Affirmative Insurance Company	$36,692	$18,254	$10,025

Statutory Net Income
Insura Property & Casualty Insurance Company	$187	$104	$390
Affirmative Insurance Company	$(6,701)	$7,344	$364

Insura is wholly owned by Affirmative Insurance Company and included as a common stock investment within Affirmative Insurance Company at its statutory surplus basis.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Parent company financials

The condensed financial information of the parent company only as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001 is presented as follows:

Condensed Balance Sheets
	2003	2002
	(in thousands, except share amounts)
Assets
Cash and cash equivalents	$520	$750
Investment in affiliates*	122,055	75,346
Property and equipment, net	370	1,246
Goodwill	19,448	19,274
Other intangible assets, net	289	—
Other assets	395	121

Total assets	143,077	96,737

Liabilities and Stockholders’ Equity
Liabilities
Payable to affiliates*	23,805	10,864
Federal income taxes payable	46	338
Consideration due for acquisitions	616	—
Other liabilities	5,233	7,188

Total liabilities	29,700	18,390

Stockholders’ equity
Common stock, $0.01 par value; 40,000,000 shares authorized; 877,541 and 761,702 shares issued and outstanding at December 31, 2003 and 2002 respectively	9	7
Warrants	157	157
Additional paid-in capital	84,181	67,838
Accumulated other comprehensive income (loss)	(9)	363
Retained earnings	29,039	9,982

Total shareholders’ equity	113,377	78,347

Total liabilities and stockholders’ equity	$143,077	$96,737

*Eliminated	in consolidation

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Operations
	2003	2002	2001 (Predecessor Basis)
	(in thousands)
Revenues
Net investment income	$16	$8	$203
Realized losses	(8)	—	—
Other income*	73	2,741	(181)

Total revenues	81	2,749	22

Expenses
Depreciation and amortization	402	592	538
Operating expenses	157	(135)	213
Interest expense	803	1,012	83

Total expenses	1,362	1,469	834

Net income (loss) before income taxes and earnings of affiliates	(1,281)	1,280	(812)
Income tax expense (benefit)	28	622	(284)
Equity in undistributed earnings of affiliates*	20,366	13,057	(1,922)

Net income (loss)	$19,057	$13,715	$(2,450)

*Eliminated	in consolidation

Condensed Statements of Cash Flows

	2003	2002	2001 (Predecessor Basis)
	(in thousands)

Net cash used in operating activities	$(2,165)	$(5,270)	$(6,652)

Cash flows from investing activities
Capital contribution to affiliate			(700)
Capital distribution from affiliate	1,470
Purchases of other invested assets		(308)
Purchases of property and equipment	(49)	(304)	(2,448)
Cash paid for acquisitions		(1,545)	(4,524)
Proceeds from sale of other invested assets	308

Net cash provided by (used in) investing activities	1,729	(2,157)	(7,672)

Cash flows from financing activities
Principal payments under capital lease obligation	(201)	(188)	(130)
Issuance of note payable		6,513	6,452
Principal payments on note payable		(8)
Proceeds from issuance of common stock	407		157

Net cash provided by financing activities	206	6,317	6,479

Net decrease in cash and cash equivalents	(230)	(1,110)	(7,845)

Cash and cash equivalents, beginning of year	750	1,860	9,705

Cash and cash equivalents, end of year	$520	$750	$1,860

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    Subsequent Events

On March 12, 2004, we issued 2,674 shares of our common stock to E. B. Lyon, III at a purchase price of $128.57 per share, for aggregate consideration of $343,809 in cash.

On March 12, 2004, we issued 3,033 shares of our common stock to LBL Partners, Ltd. at a purchase price of $128.57 per share, for aggregate consideration of $389,967 in cash.

On March 12, 2004, we issued 1,490 shares of our common stock to Thomas E. Mangold at a purchase price of $128.57 per share, for aggregate consideration of $191,576 in cash.

On March 12, 2004, we issued 1,510 shares of our common stock to Vesta Insurance Group, Inc. in connection with the exercise of warrants, with an exercise price of $1.00 per share, which were originally purchased by Vesta in 2000.

             Shares

Common Stock

PROSPECTUS

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

William Blair & Company

Sandler O’Neill & Partners, L.P.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The expenses (other than the underwriters’ discounts) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$32,784
NASD filing fee	26,375
Nasdaq National Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees and expenses	*
Premium paid on policy that indemnifies directors and officers against liabilities in this offering	*
Miscellaneous expenses	*

Total	$*

*	To be completed by amendment.

All expenses are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Item 14.    Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law, or the DGCL, empowers a Delaware corporation to indemnify its directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of actions by or in the right of the corporation, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the DGCL requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. Where directors and officers are successful on the merits or otherwise in the defense of such actions, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify them against the expenses (including attorneys’ fees) actually incurred in connection with the defense. The DGCL permits a Delaware corporation to advance expenses (including attorneys’ fees) incurred by a director or officer in defending such actions, provided that the director or officer undertakes to repay the advanced amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation. The statutory indemnification provided under Section 145 of the DGCL is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Amended and Restated Certificate of Incorporation

Our Amended and Restated Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of such director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions; or

•	for any transaction from which the director received an improper personal benefit.

Amended and Restated Bylaws

Our Amended and Restated Bylaws require us to indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or may hereafter be amended, any of our directors or officers who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation or entity, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such action, suit or proceeding. We must indemnify an officer or director in connection with an action, suit or proceeding initiated by such officer or director only if the action, suit or proceeding was authorized by our Board of Directors. Our Amended and Restated Bylaws require us to pay the expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition only upon receipt of an undertaking to repay all amounts advanced if it should be ultimately determined that the officer or director is not entitled to be indemnified under the Amended and Restated Bylaws or otherwise. Additionally, our Amended and Restated Bylaws permit us to indemnify and advance expenses to any of our employees or agents to the same extent as officers and directors.

Insurance

As permitted by the DGCL and in accordance with our Amended and Restated Bylaws, we maintain directors and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Purchase Agreement

The Purchase Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to Section      of the form of Purchase Agreement which is filed as Exhibit 1.1 hereto.

Item 15.    Recent Sales of Unregistered Securities.

In the preceding three years, we have issued the following securities (which shares have not been adjusted to reflect a         -for-one split of our common stock) that were not registered under the Securities Act:

On March 12, 2004, we issued 2,674 shares of our common stock to E.B. Lyon, III at a purchase price of $128.57 per share, for aggregate consideration of $343,809 in cash.

On March 12, 2004, we issued 3,033 shares of our common stock to LBL Partners, Ltd. at a purchase price of $128.57 per share, for aggregate consideration of $389,967 in cash.

On March 12, 2004, we issued 1,490 shares of our common stock to Thomas E. Mangold at a purchase price of $128.57 per share, for aggregate consideration of $191,576 in cash.

In March 12, 2004, we issued 1,510 shares of our common stock to Vesta Insurance Group, Inc. in connection with the exercise of warrants, with an exercise price of $1.00 per share, which were originally purchased by Vesta in 2000.

On December 31, 2003, we issued an aggregate of 370,567 shares of our common stock, with an aggregate value of $47.7 million, to Vesta and certain of its subsidiaries in connection with our acquisition of our insurance company subsidiaries and the future economic interest in the NSA Business.

On February 14, 2003, we issued 4,071 shares of our common stock to LBL Partners, Ltd. at a purchase price of $100.00 per share, for aggregate consideration of $407,100 in cash.

On December 31, 2002, we issued 98,817 shares of our common stock to our wholly owned subsidiary, American Agencies General Agency, Inc., as a capital contribution in connection with American Agencies’ purchase of certain assets related to InsureOne Independent Insurance Agency, LLC, valued at $9,881,660, from J. Gordon Gaines, Inc.

On December 31, 2002, we issued 80,000 shares of our common stock, valued at $8,000,000, to J. Gordon Gaines, Inc. in consideration for our purchase of the 80% equity interest in InsureOne Independent Insurance Agency, LLC held by J. Gordon Gaines, Inc.

On December 31, 2002, we issued 86,600 shares of our common stock, valued at $8,660,000, to Vesta Insurance Group, Inc. in partial repayment of the principal and accrued interest on funds borrowed from Vesta Insurance Group, Inc. since November 2001.

On December 19, 2002, we issued an aggregate of 24,585 shares of our common stock in connection with the exercise of conversion rights by holders of our Series A Convertible Preferred Stock at an exchange ratio of 7.45 shares of common stock to 1 share of Series A Convertible Preferred Stock; 79,080 shares of our common stock in connection with the exercise of conversion rights by holders of our Series C Convertible Preferred Stock at an exchange ratio of 1 to 1; and 132,000 shares of our common stock in connection with the exercise of conversion rights by holders of our Series D Convertible Preferred Stock at an exchange ratio of 1 to 1.

On December 19, 2002, we issued options to purchase an aggregate of 21,401 shares of our common stock at an exercise price of $100.00 per share to employees.

On May 1, 2002, we issued an aggregate of 11,840,885 shares of our Series D Convertible Preferred Stock in connection with the exercise of conversion rights by holders of our Series E Convertible Preferred Stock at a 1 to 1 exchange ratio.

On April 1, 2002, we issued options to purchase an aggregate of 6,807 shares of our common stock at an exercise price of $100.00 per share to employees.

On December 21, 2001, we issued options to purchase an aggregate of 1,050 shares of our common stock at an exercise price of $100.00 per share to employees.

The issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering; Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701; or Section 3(a)(9) of the Securities Act, relating to securities exchanged by an issuer with its existing security holders.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description of Document

1.1*	Form of Purchase Agreement.

3.1	Amended and Restated Certificate of Incorporation of Affirmative Insurance Holdings, Inc.

3.2	Amended and Restated Bylaws of Affirmative Insurance Holdings, Inc.

4.1*	Form of Common Stock Certificate.

4.2*	Form of Registration Rights Agreement between Affirmative Insurance Holdings, Inc. and Vesta Insurance Group, Inc.

5.1*	Opinion of Balch & Bingham LLP.

10.1†	Affirmative Insurance Holdings, Inc. 1998 Omnibus Incentive Plan, as amended.

10.2†*	Affirmative Insurance Holdings, Inc. 2004 Stock Incentive Plan.

10.3†*	Employment Agreement, dated as of , 2004, between Thomas E. Mangold and Affirmative Insurance Holdings, Inc.

10.4†*	Employment Agreement, dated as of , 2004, between M. Sean McPadden and Affirmative Insurance Holdings, Inc.

10.5†*	Employment Agreement, dated as of , 2004, between Katherine C. Nolan and Affirmative Insurance Holdings, Inc.

10.6†*	Employment Agreement dated as of , 2004, between Timothy A. Bienek and Affirmative Insurance Holdings, Inc.

10.7	Amended and Restated 100% Quota Share Reinsurance Contract between The Shelby Insurance Company, Affirmative Insurance Company, Insura Property & Casualty Insurance Company and Vesta Fire Insurance Corporation, with Addendum No. 1 thereto, effective December 31, 2003.

10.8	100% Quota Share Reinsurance Contract between Vesta Fire Insurance Corporation, Vesta Insurance Corporation, Insura Property & Casualty Insurance Company, Shelby Casualty Insurance Company, The Hawaiian Insurance & Guaranty Company, Ltd. and Affirmative Insurance Company, effective December 31, 2003.

10.9*	Private Passenger Automobile Quota Share Reinsurance Contract issued to Affirmative Insurance Company and Insura Property & Casualty Insurance Company, effective January 1, 2004.

10.10*	Quota Share Reinsurance Contract covering New Mexico and South Carolina business, effective January 1, 2004.

10.11*	Quota Share Reinsurance Contract covering Texas independent agency business, effective January 1, 2004.

10.12*	Quota Share Reinsurance Contract covering Florida business, effective January 1, 2004.

10.13*	Managing General Agency Agreement between Old American County Mutual Fire Insurance Company and A-Affordable Managing General Agency, Inc. dated as of , 2004.

10.14*	Managing General Agency Agreement between Old American County Mutual Fire Insurance Company and American Agencies Managing General Agency, Inc. dated as of , 2004.

Exhibit No.	Description of Document

10.15	Investment Management Agreement, dated as of February 20, 2004, among Synovus Trust Company, N.A., Prime Advisors, Inc., Affirmative Insurance Company and Insura Property & Casualty Insurance Company.

10.16*	Form of Separation Agreement between Affirmative Insurance Holdings, Inc. and Vesta Insurance Group, Inc.

21.1	Subsidiaries of Affirmative Insurance Holdings, Inc.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Balch & Bingham LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Compensatory plan or arrangement.

(b) Financial Statement Schedules:

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements, is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.     Undertakings.

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the

Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Addison, State of Texas, on March 19, 2004.

AFFIRMATIVE INSURANCE HOLDINGS, INC.

By:	/s/ THOMAS E. MANGOLD
Thomas E. Mangold Chief Executive Officer, President and Chairman of the Board of Directors

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas E. Mangold, Timothy A. Bienek and David B. Snyder, and each of them acting individually, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS E. MANGOLD Thomas E. Mangold	Chief Executive Officer, President and Chairman of the Board of Directors (principal executive officer)	March 19, 2004

/s/ TIMOTHY A. BIENEK Timothy A. Bienek	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 19, 2004

/s/ NORMAN W. GAYLE, III Norman W. Gayle, III	Director	March 19, 2004

/s/ JOHN W. MCCULLOUGH John W. McCullough	Director	March 19, 2004

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1*	Form of Purchase Agreement.

3.1	Amended and Restated Certificate of Incorporation of Affirmative Insurance Holdings, Inc.

3.2	Amended and Restated Bylaws of Affirmative Insurance Holdings, Inc.

4.1*	Form of Common Stock Certificate.

4.2*	Form of Registration Rights Agreement between Affirmative Insurance Holdings, Inc. and Vesta Insurance Group, Inc.

5.1*	Opinion of Balch & Bingham LLP.

10.1†	Affirmative Insurance Holdings, Inc. 1998 Omnibus Incentive Plan, as amended.

10.2†*	Affirmative Insurance Holdings, Inc. 2004 Stock Incentive Plan.

10.3†*	Employment Agreement, dated as of , 2004, between Thomas E. Mangold and Affirmative Insurance Holdings, Inc.

10.4†*	Employment Agreement, dated as of , 2004, between M. Sean McPadden and Affirmative Insurance Holdings, Inc.

10.5†*	Employment Agreement, dated as of , 2004, between Katherine C. Nolan and Affirmative Insurance Holdings, Inc.

10.6†*	Employment Agreement dated as of , 2004, between Timothy A. Bienek and Affirmative Insurance Holdings, Inc.

10.7	Amended and Restated 100% Quota Share Reinsurance Contract between The Shelby Insurance Company, Affirmative Insurance Company, Insura Property & Casualty Insurance Company and Vesta Fire Insurance Corporation, with Addendum No. 1 thereto, effective December 31, 2003.

10.8	100% Quota Share Reinsurance Contract between Vesta Fire Insurance Corporation, Vesta Insurance Corporation, Insura Property & Casualty Insurance Company, Shelby Casualty Insurance Company, The Hawaiian Insurance & Guaranty Company, Ltd. and Affirmative Insurance Company, effective December 31, 2003.

10.9*	Private Passenger Automobile Quota Share Reinsurance Contract issued to Affirmative Insurance Company and Insura Property & Casualty Insurance Company, effective January 1, 2004.

10.10*	Quota Share Reinsurance Contract covering New Mexico and South Carolina business, effective January 1, 2004.

10.11*	Quota Share Reinsurance Contract covering Texas independent agency business, effective January 1, 2004.

10.12*	Quota Share Reinsurance Contract covering Florida business, effective January 1, 2004.

10.13*	Managing General Agency Agreement between Old American County Mutual Fire Insurance Company and A-Affordable Managing General Agency, Inc. dated as of , 2004.

10.14*	Managing General Agency Agreement between Old American County Mutual Fire Insurance Company and American Agencies Managing General Agency, Inc. dated as of , 2004.

10.15	Investment Management Agreement, dated as of February 20, 2004, among Synovus Trust Company, N.A., Prime Advisors, Inc., Affirmative Insurance Company and Insura Property & Casualty Insurance Company.

10.16*	Form of Separation Agreement between Affirmative Insurance Holdings, Inc. and Vesta Insurance Group, Inc.

21.1	Subsidiaries of Affirmative Insurance Holdings, Inc.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Balch & Bingham LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Compensatory plan or arrangement.